CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
2.300% Senior Notes due 2018	$1,250,000,000	99.983%	1,249,787,500.00	$ 145,225.31
3.250% Senior Notes due 2020	$1,250,000,000	99.982%	1,249,775,000.00	$ 145,223.86
4.000% Senior Notes due 2022	$1,000,000,000	99.861%	998,610,000.00	$ 116,038.48
4.450% Senior Notes due 2025	$2,500,000,000	99.697%	2,492,425,000.00	$ 289,619.79
5.700% Senior Notes due 2035	$ 750,000,000	99.558%	746,685,000.00	$ 86,764.80
5.850% Senior Notes due 2045	$2,250,000,000	99.476%	2,238,210,000.00	$ 260,080.00
Total				$1,042,952.23

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)	$1,042,952.23 is paid herewith.

Filed Pursuant to Rule 424(b)(5)
Registration File Nos. 333-188791 -- 188791-11

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 23, 2013)

$9,000,000,000

$1,250,000,000 2.300% Senior Notes due 2018	$2,500,000,000 4.450% Senior Notes due 2025
$1,250,000,000 3.250% Senior Notes due 2020	$ 750,000,000 5.700% Senior Notes due 2035
$1,000,000,000 4.000% Senior Notes due 2022	$2,250,000,000 5.850% Senior Notes due 2045

This is an offering by Reynolds American Inc., referred to as RAI, of an aggregate of $1,250,000,000 2.300% Senior Notes due 2018, referred to as the 2018 notes, $1,250,000,000 3.250% Senior Notes due 2020, referred to as the 2020 notes, $1,000,000,000 4.000% Senior Notes due 2022, referred to as the 2022 notes, $2,500,000,000 4.450% Senior Notes due 2025, referred to as the 2025 notes, $750,000,000 5.700% Senior Notes due 2035, referred to as the 2035 notes, and $2,250,000,000 5.850% Senior Notes due 2045, referred to as the 2045 notes. The 2018 notes, the 2020 notes, the 2022 notes, the 2025 notes, the 2035 notes and the 2045 notes are referred to collectively herein as the notes. Interest is payable on the 2018 notes, the 2020 notes, the 2022 notes and the 2025 notes on June 12 and December 12 of each year, commencing December 12, 2015. Interest is payable on the 2035 notes and the 2045 notes on February 15 and August 15 of each year, commencing August 15, 2015. The 2018 notes mature on June 12, 2018, the 2020 notes mature on June 12, 2020, the 2022 notes mature on June 12, 2022, the 2025 notes mature on June 12, 2025, the 2035 notes mature on August 15, 2035 and the 2045 notes mature on August 15, 2045.

RAI, Lorillard, Inc., referred to as Lorillard, and a wholly owned subsidiary of RAI have entered into an Agreement and Plan of Merger dated as of July 15, 2014, referred to as the merger agreement, providing for the merger of RAI’s merger subsidiary with and into Lorillard, referred to as the Lorillard merger, with Lorillard surviving as a wholly owned subsidiary of RAI, subject to the terms and conditions set forth in the merger agreement. See “The Lorillard Transactions.” We intend to use the net proceeds of this offering, together with the other sources of funds described in this prospectus supplement, to finance the cash portion of the consideration payable by RAI to the Lorillard shareholders in the Lorillard merger, among other uses. See “Use of Proceeds.”

The Lorillard merger and the other proposed transactions contemplated by the merger agreement, referred to as the Lorillard transactions, have not been completed as of the date of this prospectus supplement, and this offering is not conditioned upon completion of any of the Lorillard transactions. RAI currently expects the Lorillard transactions to be completed on or about June 12, 2015. The Lorillard transactions are, however, subject to customary closing conditions, and RAI cannot guarantee that the Lorillard transactions will be completed on or about such date, or at all. If the Lorillard merger is not completed on or prior to January 15, 2016, or the merger agreement is terminated on or at any time prior to such date, we will be required to redeem all of the notes of each series at a redemption price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest to but excluding the redemption date, as described under the heading “Description of the Notes—Special Mandatory Redemption.”

We may redeem any series of notes in whole or in part at any time after issuance as described under the heading “Description of the Notes—Optional Redemption.” If we experience a change of control repurchase event, we must offer to repurchase the notes as described under the heading “Description of the Notes—Change of Control Repurchase Event.”

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior indebtedness from time to time outstanding. Upon issuance, the notes will be fully and unconditionally guaranteed on a senior unsecured basis by certain of our domestic subsidiaries, including our material domestic subsidiaries, which also guarantee our bridge credit facility entered into in connection with the Lorillard transactions, existing notes and revolving credit facility.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-25 of this prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 2018 Note	Total	Per 2020 Note	Total	Per 2022 Note	Total	Per 2025 Note	Total	Per 2035 Note	Total	Per 2045 Note	Total
Public offering price(1)	99.983%	$1,249,787,500	99.982%	$1,249,775,000	99.861%	$998,610,000	99.697%	$2,492,425,000	99.558%	$746,685,000	99.476%	$2,238,210,000
Underwriting discounts	0.350%	$4,375,000	0.600%	$7,500,000	0.625%	$6,250,000	0.650%	$16,250,000	0.875%	$6,562,500	0.875%	$19,687,500
Proceeds to us before expenses	99.633%	$1,245,412,500	99.382%	$1,242,275,000	99.236%	$992,360,000	99.047%	$2,476,175,000	98.683%	$740,122,500	98.601%	$2,218,522,500

(1)	Plus accrued interest, if any, from and including June 12, 2015, if delivery occurs after that date.

We will not make application to list the notes on any securities exchange.

We expect that delivery of the notes will be made to purchasers on or about June 12, 2015, through the book-entry system of The Depository Trust Company for the accounts of its participants, including Euroclear Bank SA/NV, and Clearstream Banking, société anonyme, Luxembourg.

Joint Book-Running Managers

Citigroup	J.P. Morgan

Credit Suisse	Goldman, Sachs & Co.	Mizuho Securities

RBC Capital Markets	Scotiabank	Fifth Third Securities

Co-Managers

Wells Fargo Securities	PNC Capital Markets LLC	BNY Mellon Capital Markets, LLC	The Williams Capital Group, L.P.

June 9, 2015

Prospectus Supplement

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the dates on their respective covers. RAI’s and Lorillard’s business, financial condition, results of operations and prospects may have changed since those dates. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder shall under any circumstance imply that the information in this prospectus supplement is correct as of any date subsequent to the date on the cover of this prospectus supplement or that the information contained in the accompanying prospectus is correct as of any date subsequent to the date on the cover of the accompanying prospectus.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to Reynolds American Inc., including information regarding the Lorillard transactions as described in this prospectus supplement. The second part is the accompanying prospectus, which gives more general information about debt securities we may offer from time to time.

You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference herein and the additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus before investing in the notes.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or therein or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. See “Incorporation by Reference” in this prospectus supplement.

GLOSSARY

Unless otherwise indicated, references to “RAI,” “we,” “us” and “our” refer to Reynolds American Inc., a North Carolina corporation, and not to any of its existing or future subsidiaries. In addition, references to:

•	“American Snuff” means the RAI reportable operating segment comprised of the primary operations of American Snuff Company, LLC, a Delaware limited liability company;

•	“asset purchase agreement” means the Asset Purchase Agreement, dated as of July 15, 2014, as it may be amended from time to time, among RAI, Imperial Sub and Imperial;

•	“B&W” means Brown & Williamson Holdings, Inc., a Delaware corporation and wholly owned subsidiary of BAT and RAI’s largest shareholder;

•

“BAT share purchase” means the proposed subscription and purchase by BAT, directly or indirectly through one or more of its wholly owned subsidiaries, of a number of shares of RAI common stock such that BAT, directly or indirectly through its affiliates, will maintain its approximately 42% beneficial ownership interest in RAI immediately following completion of the Lorillard merger;

•	“BAT” means British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales and B&W’s parent;

•

“bridge credit facility” means the Bridge Credit Agreement, dated as of September 23, 2014, among RAI, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, and the lending institutions party thereto providing for a 364-day senior unsecured term loan in the aggregate principal amount of up to $9.0 billion. Upon completion of the Lorillard merger, all unborrowed commitments to extend loans under the bridge credit facility will terminate;

•

“consent agreement” means the Agreement Containing Consent Order, resolving the FTC’s allegations that RAI’s proposed acquisition of Lorillard would violate federal antitrust laws, accepted for public comment by the FTC on May 26, 2015;

•	“divestiture” means the transactions contemplated by the asset purchase agreement and the transfer agreement pursuant to which the transferred assets will be acquired by Imperial Sub;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“FDA” means the U.S. Food and Drug Administration;

•	“FTC” means the U.S. Federal Trade Commission;

•	“governance agreement” means the governance agreement, dated as of July 30, 2004, as amended, among RAI, BAT and B&W;

•	“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“Imperial Sub” means ITG Brands, LLC, a Texas limited liability company and wholly owned subsidiary of Imperial (formerly known as Lignum-2, L.L.C.);

•	“Imperial” means Imperial Tobacco Group PLC, a public limited company incorporated under the laws of England and Wales;

•	“Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus filed by RAI and Lorillard with the SEC on December 22, 2014;

•	“Lorillard” means Lorillard, Inc., a Delaware corporation, and its successors;

•	“Lorillard merger” means the proposed merger of merger sub with and into Lorillard, with Lorillard surviving as a wholly owned subsidiary of RAI, pursuant to the merger agreement;

•	“Lorillard Tobacco” means Lorillard’s direct, wholly owned subsidiary, Lorillard Tobacco Company, a Delaware corporation, and its successors;

•

“Lorillard Tobacco credit facility” means the Credit Agreement, dated as of July 10, 2012, among Lorillard Tobacco as borrower, Lorillard as guarantor, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as Joint Bookrunners and Joint Lead Arrangers, Wells Fargo Bank, National Association, as Syndication Agent, Barclays Bank PLC, the Royal Bank of Scotland PLC and Fifth Third Bank, as Documentation Agents, and the lending institutions party thereto;

•	“Lorillard Tobacco indenture” means the indenture, dated June 23, 2009, as supplemented, pursuant to which the Lorillard Tobacco notes were issued;

•

“Lorillard Tobacco merger” means the proposed merger of Lorillard Tobacco with and into RJR Tobacco, with RJR Tobacco surviving as a direct, wholly owned subsidiary of RJR, contemplated to occur shortly after the completion of the Lorillard merger;

•	“Lorillard Tobacco notes” means the existing notes of Lorillard Tobacco, guaranteed by Lorillard, in the aggregate outstanding principal amount of $3.5 billion;

•	“Lorillard transactions” means the Lorillard merger and the other proposed transactions contemplated by the merger agreement, including the divestiture and the BAT share purchase;

•

“Lorillard transferred assets” means certain assets currently owned by Lorillard subsidiaries, related to the electronic cigarette brands blu eCIGS and SKYCIG and the cigarette brand MAVERICK, as well as Lorillard’s owned and leased real property, including its manufacturing, research and development facilities and headquarters in Greensboro, North Carolina and the tobacco receiving and storage facilities in Danville, Virginia, and certain transferred employees;

•	“merger agreement” means the Agreement and Plan of Merger, dated as of July 15, 2014, as it may be amended from time to time, among RAI, Lorillard and merger sub;

•	“merger consideration” means the consideration, per share of Lorillard common stock, payable by RAI to the Lorillard shareholders in the Lorillard merger, consisting of:

¡	0.2909 of a fully paid and nonassessable share of RAI common stock, plus

¡	$50.50 in cash;

•	“merger sub” means RAI’s direct, wholly owned subsidiary, Lantern Acquisition Co., a Delaware corporation;

•

“master settlement agreement” means the Master Settlement Agreement, dated as of November 23, 1998, among 46 U.S. states, the District of Columbia and five U.S. territories and various tobacco manufacturers, including RJR Tobacco, B&W and Lorillard Tobacco, resolving various state health-care cost recovery claims;

•	“RAI exchange notes” means newly issued notes of RAI to be offered in exchange for existing Lorillard Tobacco notes in the RAI exchange offers and to be issued pursuant to the RAI indenture;

•

“RAI exchange offers” means RAI’s planned offers to issue, in private offerings, the RAI exchange notes in the aggregate principal amount of up to $3.5 billion in exchange for the outstanding Lorillard Tobacco notes, to the extent the Lorillard Tobacco notes are held by qualified institutional buyers (as defined in Rule 144A under the Securities Act) or by holders that are not U.S. persons (as defined in Regulation S under the Securities Act), and the related solicitations of consents from the Lorillard Tobacco noteholders to amend the Lorillard Tobacco indenture, in each case subject to the completion of the Lorillard transactions and certain other conditions;

•	“RAI indenture” means RAI’s indenture dated May 31, 2006, as supplemented, pursuant to which the notes offered hereby are being issued and pursuant to which RAI’s existing notes have been issued;

•

“RAI transferred assets” means certain assets currently owned by RAI subsidiaries related to the cigarette brands WINSTON, KOOL and SALEM (and, if acquired by Imperial Sub under the terms of the asset purchase agreement, DORAL);

•

“revolving credit facility” means the Credit Agreement, dated as of December 18, 2014, among RAI, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, and the various Documentation Agents, Joint Lead Arrangers, Joint Bookrunners and lending institutions party thereto, providing for a five-year, $2.0 billion unsecured senior revolving credit facility;

•	“RJR” means RAI’s direct, wholly owned subsidiary, R.J. Reynolds Tobacco Holdings, Inc., a Delaware corporation;

•

“RJR Tobacco” means RAI’s indirect, wholly owned subsidiary, R. J. Reynolds Tobacco Company, a North Carolina corporation, or, from time to time as the context requires, the RAI reportable operating segment that consists principally of the primary operations of R. J. Reynolds Tobacco Company;

•	“Santa Fe” means the RAI reportable operating segment comprised of the domestic operations of Santa Fe Natural Tobacco Company, Inc., a New Mexico corporation;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Securities Act” means the U.S. Securities Act of 1933, as amended;

•

“state settlement agreements” means (1) the master settlement agreement and (2) the other settlement agreements entered into prior to the master settlement agreement between major U.S. cigarette manufacturers and the states of Mississippi, Florida, Texas and Minnesota, resolving various state health-care cost recovery claims;

•	“subscription agreement” means the subscription and support agreement, dated as of July 15, 2014, as it may be amended from time to time, among BAT, RAI and B&W;

•	“transfer agreement” means the transfer agreement, dated as of July 15, 2014, as it may be amended from time to time, between Lorillard and Imperial Sub;

•	“transferred assets” means the RAI transferred assets and the Lorillard transferred assets; and

•

“U.S. Department of Justice case” means the United States v. Philip Morris USA Inc. case brought against RJR Tobacco, B&W, Lorillard and other tobacco companies in 1999, in which a remedial order was issued requiring the defendants to issue “corrective communications” on five subjects, including smoking and health, and addiction.

INDUSTRY DATA

When we make statements in this prospectus supplement regarding the industry position of our operating subsidiaries and Lorillard’s operating subsidiaries or regarding their respective market share (or the market share of their brands), we are making statements of our belief. This belief is based on: domestic retail share of market data reported by SymphonyIRI Group, Inc. and Capstone Research Inc., collectively referred to as IRI/Capstone, and processed and managed by another third party vendor, Management Science Associates, Inc., referred to as MSAi; domestic shipment volume data from MSAi; estimates and assumptions that we have made based on that data; and our knowledge of the markets for the products of our operating subsidiaries. IRI/Capstone and MSAi are the primary sources of market share and volume data, respectively, relating to the tobacco industry. Although we believe IRI/Capstone and MSAi are reliable sources (subject to the limitations stated in the following paragraph), we have not independently verified their data. Accordingly, we cannot assure you that any of our assumptions based on this data are accurate or that our assumptions correctly reflect the position of our operating subsidiaries in their industries.

You should not rely on the market share data reported by IRI/Capstone as being precise measurements of actual market share because IRI/Capstone uses a sample methodology that does not track all volume and trade channels. Accordingly, the retail share of the U.S. tobacco industry as reported by IRI/Capstone for particular brands may overstate or understate actual market share. Moreover, you should be aware that in a product market experiencing overall declining consumption, like the U.S. cigarette market, a particular product can experience increasing market share relative to competing products, yet still be subject to declining consumption volumes. All retail share results of RAI’s operating subsidiaries appearing or incorporated by reference in this prospectus supplement are based on a revised IRI/Capstone model, which measures retail share in stores representing trade channels where the majority of tobacco industry products are sold and resource investments are made. This model was effective in the first quarter of 2014, and further revised in the second quarter of 2014, at the request of RJR Tobacco, to better reflect retail sales through these trade channels. Retail share results reported by the revised IRI/Capstone model cannot be meaningfully compared to previously reported share results provided by the previous model.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference herein or therein, contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to future events or the future financial performance of RAI and its subsidiaries. Forward-looking statements include, without limitation, statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of litigation and other contingencies, potential increased regulation, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management and other matters. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates,” “may,” “should,” “could,” “plan,” “intend” or similar expressions in this prospectus supplement, the accompanying prospectus or in documents incorporated by reference in this prospectus supplement or the accompanying prospectus.

These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by these forward-looking statements. You should understand that various factors, in addition to those discussed elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents referred to and incorporated by reference in this prospectus supplement or the accompanying prospectus, could affect the future results of RAI and its subsidiaries and could cause results to differ materially from those expressed in these forward-looking statements. These risks and uncertainties include:

•

the information appearing under the caption “Risk Factors” included in this prospectus supplement, in RAI’s most recent annual report on Form 10-K and in any updates to the risk factors in any quarterly or other report RAI files subsequently to such annual report;

•	the substantial and increasing taxation and regulation of tobacco products, including the regulation of tobacco products by the FDA;

•

the possibility that the FDA will issue regulations restricting or prohibiting menthol in cigarettes, which will have a greater impact on the businesses of RAI and its subsidiaries if RAI completes the Lorillard transactions;

•	the possibility that the FDA will require the reduction of nicotine levels or the reduction or elimination of other constituents in cigarettes;

•

the possibility that the FDA will issue regulations extending the FDA’s authority over tobacco products to e-cigarettes, subjecting e-cigarettes to restrictions on, among other things, the manufacturing, marketing and sale of such products;

•	decreased sales resulting from the future issuance of “corrective communications,” required by the order in the U.S. Department of Justice case;

•

various legal actions, proceedings and claims relating to the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of tobacco products that are pending or may be instituted against RAI, Lorillard or their respective subsidiaries;

•

the possibility that reports from the U.S. Surgeon General regarding the negative health consequences associated with cigarette smoking and second-hand smoke may result in additional litigation and/or regulation;

•	the possibility of being required to pay various adverse judgments in the Engle v. R.J. Reynolds Tobacco Co. progeny cases and/or other litigation;

•

the substantial payment obligations with respect to cigarette sales, and the substantial limitations on the advertising and marketing of cigarettes (and of RJR Tobacco’s smokeless tobacco products) under the state settlement agreements;

•

the possibility that the arbitration award partially resolving disputes relating to the non-participating manufacturer adjustment provision under the master settlement agreement, referred to as the 2003 NPM adjustment, will be vacated or otherwise modified;

•	the possibility that the arbitration award with respect to the states found to be non-diligent in connection with the 2003 NPM adjustment will be vacated or otherwise modified;

•

the continuing decline in volume in the U.S. cigarette industry and dependence by RAI and its subsidiaries on the U.S. cigarette industry and premium and super premium brands, which dependence will continue if the Lorillard merger is completed;

•

concentration of a material amount of sales with a limited number of customers and potential loss of these customers, which concentration with respect to the largest customer of RAI’s operating subsidiaries will continue following the Lorillard merger;

•

competition from other manufacturers, including industry consolidations or any new entrants in the marketplace, such as Imperial if it acquires the brands and other assets it has agreed to purchase in the divestiture from RAI and Lorillard and their respective subsidiaries;

•	increased promotional activities by competitors, including manufacturers of deep-discount cigarette brands;

•	the success or failure of new product innovations, including the digital vapor cigarette, VUSE;

•	the success or failure of acquisitions or dispositions, which RAI or its subsidiaries may engage in from time to time, including the Lorillard transactions;

•	the responsiveness of both the trade and consumers to new products, marketing strategies and promotional programs;

•	the reliance on outside suppliers to manage certain non-core business processes;

•	the reliance on a limited number of suppliers for certain raw materials;

•	the cost of tobacco leaf and other raw materials and commodities used in products;

•	the passage of new federal or state legislation or regulations;

•	the effect of market conditions on interest rate risk, foreign currency exchange rate risk and the return on corporate cash, or adverse changes in liquidity in the financial markets;

•	the impairment of goodwill and other intangible assets, including trademarks;

•

the effect of market conditions on the performance of pension assets or any adverse effects of any new legislation or regulations changing pension and postretirement benefits accounting or required pension funding levels;

•	the substantial amount of RAI debt and the additional debt to be incurred and assumed in connection with the Lorillard merger, including the notes offered hereby;

•

the possibility of decreases in the credit ratings assigned to RAI, and to the senior unsecured long-term debt of RAI, including the impact on RAI’s credit ratings of the additional indebtedness assumed or incurred in connection with the Lorillard merger (including the notes offered hereby);

•	the possibility of changes in RAI’s historical dividend policy;

•	the restrictive covenants imposed under RAI’s debt agreements;

•

the possibility of natural or man-made disasters or other disruptions, including disruptions in information technology systems or security breaches, that may adversely affect manufacturing or other operations and other facilities or data;

•	the loss of key personnel or difficulties recruiting and retaining qualified personnel;

•	the inability to adequately protect intellectual property rights;

•	the significant ownership interest of B&W, RAI’s largest shareholder, in RAI and the rights of B&W under the governance agreement;

•	the expiration of the standstill provisions of the governance agreement, and the expiration of RAI’s shareholder rights plan, on July 30, 2014;

•	a termination of the governance agreement or certain of its provisions in accordance with its terms, including the limitations on B&W’s representation on RAI’s board and its board committees;

•	the expiration of the non-competition agreement between RAI and BAT on July 30, 2014; and

•

additional risks, contingencies and uncertainties associated with the Lorillard transactions that could result in the failure of the Lorillard transactions to be completed or, if completed, to have an adverse effect on the results of operations, cash flows and financial position of RAI and its subsidiaries and/or the failure to realize any anticipated benefits of the Lorillard transactions to RAI shareholders, including:

¡

the obligation to complete the Lorillard merger and divestiture even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to RAI than its current commitments, including the bridge credit facility and the revolving credit facility, due to the absence of a financing condition in connection with the Lorillard merger;

¡

the obligation to complete the Lorillard merger and divestiture even if there are adverse governmental developments with respect to menthol in cigarettes, and once the Lorillard merger and the divestiture are completed, the effect of adverse governmental developments on RAI’s subsidiaries’ sales of products that contain menthol which will represent a substantial portion of RAI’s consolidated net sales;

¡	the failure to satisfy required closing conditions or complete the Lorillard merger and divestiture in a timely manner;

¡

the possibility of selling the transferred assets, including the brands currently expected to be divested, or which otherwise might be divested, on terms less favorable than the divestiture, due to the absence in the merger agreement of a condition to the consummation of the Lorillard merger that the divestiture be completed;

¡	the possibility of having to include RJR Tobacco’s DORAL brand as part of the divestiture;

¡	the effect of the proposed Lorillard merger and divestiture on the ability to retain and hire key personnel and maintain business relationships, and on operating results and businesses generally;

¡

the effect of restrictions placed on RAI’s, Lorillard’s or their respective subsidiaries’ business activities and the limitations put on RAI’s and Lorillard’s ability to pursue alternatives to the Lorillard merger pursuant to the merger agreement and asset purchase agreement;

¡

the possibility of a delay or prevention of the Lorillard merger by lawsuits challenging the Lorillard merger filed against RAI, the members of the RAI board of directors, Lorillard, the members of the Lorillard board of directors and BAT;

¡	the reliance of RJR Tobacco on Imperial Sub to manufacture NEWPORT on RJR Tobacco’s behalf for a period of time after the consummation of the Lorillard merger and the divestiture;

¡	RAI’s obligations to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the transferred assets;

¡	the failure to realize projected synergies and cost savings and other benefits from the Lorillard merger and divestiture;

¡	the incurrence of significant pre- and post-transaction related costs in connection with the Lorillard transactions; and

¡	the occurrence of any event giving rise to the right of a party to terminate any of the Lorillard transactions;

•	additional risks, contingencies and uncertainties associated with the offering of the notes that could result in a loss to noteholders, including:

¡

the deviation of actual financial results of RAI and Lorillard and their respective subsidiaries on a combined basis from those reflected in “RAI Unaudited Pro Forma Condensed Combined Financial Statements”;

¡	the structural subordination of the notes and guarantees to claims of creditors of non-guarantor subsidiaries of RAI and the guarantors, as the case may be;

¡	the effective subordination of the notes and guarantees to any secured indebtedness;

¡	the possibility of the termination of guarantees of the notes without the consent of noteholders;

¡	the possibility that the guarantees of the notes would not be given effect by a court;

¡	the lack of cross-default provisions in the RAI indenture;

¡

differences in the change of control repurchase provisions of the notes from provisions in RAI’s bridge credit facility and revolving credit facility, and certain series of existing notes, which may result in an acceleration of indebtedness or triggering of a repurchase obligation under such other indebtedness, but not under the notes offered hereby;

¡	the possibility that RAI might not have sufficient cash to repurchase the notes if the change of control repurchase provisions or the special mandatory redemption provisions were triggered;

¡	the lack of an existing trading market for the notes; and

¡	the net proceeds of this offering not being placed in escrow pending application, as described in this prospectus supplement.

Due to these uncertainties and risks, you are cautioned not to place undue reliance on the forward-looking statements included or incorporated by reference in this prospectus supplement, which speak only as of the date they were made. All subsequent written or oral forward-looking statements attributable to RAI or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. RAI does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events, except as may be required under applicable U.S. securities law.

SUMMARY

The following summary may not contain all the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision. This prospectus supplement uses defined terms. In general, defined terms used herein have the respective meanings assigned to them under the heading “Glossary” beginning on page S-1.

Reynolds American Inc.

RAI is a North Carolina corporation and a holding company whose reportable operating segments include the primary operations of RJR Tobacco, the second largest tobacco company in the United States; American Snuff, the second largest smokeless tobacco products manufacturer in the United States; and Santa Fe, the manufacturer of the leading super-premium cigarette brand. R. J. Reynolds Vapor Company, a manufacturer and marketer of digital vapor cigarettes in the United States, Niconovum AB and Niconovum USA, Inc., marketers of nicotine replacement therapy products in Sweden and the United States, respectively, under the ZONNIC brand name, SFR Tobacco International GmbH and various foreign affiliated subsidiaries, which distribute Santa Fe’s NATURAL AMERICAN SPIRIT brand outside of the United States, among other RAI subsidiaries, are included in the All Other segment.

BAT, directly or indirectly through one or more of its subsidiaries or affiliates, owns approximately 42% of RAI’s outstanding common stock and, as a result of the BAT share purchase, which is described herein and is one of the Lorillard transactions, will continue to own approximately 42% of RAI’s outstanding common stock immediately after the completion of the Lorillard transactions. RAI’s principal executive offices are located at 401 North Main Street, Winston-Salem, North Carolina 27101, and its telephone number is (336) 741-2000.

RJR Tobacco’s brands include two of the best-selling cigarettes in the United States: CAMEL and PALL MALL. These brands, and its other brands, including WINSTON, KOOL, DORAL, SALEM, MISTY and CAPRI, are manufactured in a variety of styles and marketed in the United States. RJR Tobacco’s portfolio also includes a smoke-free tobacco product, CAMEL Snus, which is heat-treated tobacco in individual pouches that provide convenient tobacco consumption, and its recently introduced REVO cigarette, which utilizes heat-not-burn technology. RJR Tobacco manages contract manufacturing of cigarette and tobacco products through arrangements with BAT affiliates, and manages the export of tobacco products to certain U.S. territories, U.S. duty-free shops and U.S. overseas military bases. RJR Tobacco also manages the super-premium cigarette brands, DUNHILL and STATE EXPRESS 555, which are licensed from BAT. RJR Tobacco had an approximate 26.5% share of the U.S. cigarette market in 2014 according to data from IRI/Capstone.

If the divestiture, which is described herein and is one of the Lorillard transactions, of the RAI transferred assets and the Lorillard transferred assets to Imperial Sub is completed, WINSTON, KOOL and SALEM (and, if acquired by Imperial Sub under the terms of the asset purchase agreement, DORAL), will be transferred to Imperial Sub. In addition, in connection with the Lorillard merger, NEWPORT will be added to the brand portfolio of RAI’s operating companies. See “The Lorillard Transactions.”

Lorillard, Inc.

Lorillard, including its subsidiaries and affiliates, is the third largest manufacturer of cigarettes in the United States. Founded in 1760, Lorillard is the oldest continuously operating tobacco company in the United States. NEWPORT, Lorillard’s flagship premium cigarette brand, is the top selling menthol and second largest selling cigarette brand overall in the United States based on domestic shipment volume data from MSAi for 2014. The NEWPORT brand, which includes both menthol and non-menthol product offerings, accounted for approximately 86.5% of Lorillard’s consolidated net sales for the fiscal year ended December 31, 2014. In addition to the NEWPORT brand, Lorillard’s product line has four additional brand families marketed under the KENT, TRUE, MAVERICK, and OLD GOLD brand names. These five brands include 45 different product offerings which vary in price, taste, flavor, length and packaging. In 2014, Lorillard shipped 39.0 billion cigarettes, all of which were sold in the United States and certain U.S. possessions and territories.

Lorillard, through its other subsidiaries, is also a leading global electronic cigarette company, with products marketed under the blu eCIGS and SKYCIG brands. NEWPORT, KENT, TRUE, MAVERICK, OLD GOLD, blu eCIGS and SKYCIG are the registered trademarks of Lorillard and its subsidiaries.

If the divestiture is completed, the Lorillard transferred assets, including MAVERICK, blu eCIGS and SKYCIG, will be transferred to Imperial Sub. See “The Lorillard Transactions.” In addition, in connection with the Lorillard merger, NEWPORT will be added to the brand portfolio of RAI’s operating companies.

The Lorillard Transactions

The Lorillard Merger

On July 15, 2014, RAI, merger sub and Lorillard entered into the merger agreement, pursuant to which RAI agreed to acquire Lorillard in the Lorillard merger, for cash and stock consideration of approximately $25.9 billion (based on the closing price of RAI common stock on June 9, 2015, and 360.3 million outstanding shares of Lorillard common stock at March 31, 2015), including required cash payments for outstanding Lorillard stock options and stock appreciation rights. Upon completion of the Lorillard merger, each share of Lorillard common stock (other than treasury shares held by Lorillard and any shares of Lorillard common stock owned by any Lorillard subsidiary, RAI or merger sub) automatically will be converted into the right to receive (1) 0.2909 of a fully paid and nonassessable share of RAI common stock plus (2) $50.50 in cash.

We intend to use the net proceeds of this offering, together with the other sources of funds described under the heading “Use of Proceeds,” to finance the cash portion of the merger consideration, the unpaid fees and expenses incurred in connection with the Lorillard transactions, the cash out of certain Lorillard equity awards, the payment of certain change of control payments as contemplated by the merger agreement and the repayment of any amounts outstanding under the Lorillard Tobacco credit facility that will be terminated in connection with the completion of the Lorillard merger. The Lorillard merger has not been completed as of the date of this prospectus supplement, and this offering is not conditioned upon completion of the Lorillard merger or any other Lorillard transactions.

The Divestiture

In connection with entry into the merger agreement, on July 15, 2014, RAI entered into the asset purchase agreement and Lorillard entered into the transfer agreement, in each case with Imperial Sub, and, for certain limited purposes of the asset purchase agreement, Imperial, pursuant to which, subject to the closing of the Lorillard merger and other conditions, Imperial Sub will acquire (1) the RAI transferred assets, consisting of certain assets owned by RAI subsidiaries or affiliates, related to the cigarette brands WINSTON, KOOL and SALEM (and, if acquired by Imperial Sub under the terms of the asset purchase agreement, DORAL), and (2) the Lorillard transferred assets, consisting of certain assets currently owned by Lorillard subsidiaries or affiliates, related to the electronic cigarette brands blu eCIGS and SKYCIG and the cigarette brand MAVERICK, as well as Lorillard’s owned and leased real property, including its manufacturing, research and development facilities and headquarters in Greensboro, North Carolina and tobacco receiving and storage facilities in Danville, Virginia, and certain transferred employees, together with certain associated liabilities.

Pursuant to the transfer agreement, certain Lorillard transferred assets, including Lorillard’s Greensboro facility, Lorillard’s Danville facility, collective bargaining agreements that Lorillard is a party to and the related pension plan and certain liabilities will be transferred by Lorillard subsidiaries to Imperial Sub immediately prior to the closing of the Lorillard merger. The remaining transferred assets, including all of the RAI transferred assets, and certain related assumed liabilities, will be transferred to Imperial Sub by RAI subsidiaries or affiliates immediately after the closing of the Lorillard merger. The purchase price for the transferred assets and certain related liabilities divested in the divestiture is $7.056 billion, which, after deducting estimated applicable income taxes, is currently estimated to provide RAI $4.4 billion in cash. Under the merger agreement, the Lorillard merger is not conditioned upon the completion of the divestiture, but the consent agreement with the FTC requires that the divestiture occur on the closing date of the Lorillard merger.

The BAT Share Purchase

In connection with the merger agreement and asset purchase agreement, on July 15, 2014, BAT, RAI’s largest shareholder, and RAI entered into the subscription agreement, pursuant to which BAT, directly or indirectly through one or more of its wholly owned subsidiaries, will subscribe for and purchase, at a price of approximately $4.7 billion in the aggregate, shares of RAI common stock sufficient to maintain BAT’s approximately 42% beneficial ownership in RAI. The completion of the BAT share purchase is conditioned upon the completion of the Lorillard merger, but the Lorillard merger is not conditioned upon the completion of the BAT share purchase.

Approvals; Conditions; Termination

The shareholders of RAI, Lorillard and Imperial have given the approvals required to complete the Lorillard transactions, the FTC has accepted for public comment the consent agreement (on terms that do not require RAI or its affiliates to divest assets beyond what they have agreed to divest in the asset purchase agreement) resolving the FTC’s allegations that RAI’s proposed acquisition of Lorillard would violate federal antitrust laws and the waiting period relating to the Lorillard merger under the HSR Act has expired. In addition, the court in the U.S. Department of Justice case has entered an order subjecting Imperial Sub and certain of its affiliates to the final judgment and remedial order in that case with respect to certain of the transferred assets, which was a condition to completion of the divestiture. Consequently, the significant conditions to the completion of the Lorillard transactions have been satisfied, and RAI currently expects the Lorillard transactions to be completed on or about June 12, 2015. The Lorillard transactions are, however, subject to additional customary closing conditions, and RAI cannot guarantee that the Lorillard transactions will in fact be completed on or about such date, or at all.

The merger agreement contains certain termination rights for each of RAI and Lorillard, including the right of each of RAI and Lorillard to terminate the merger agreement if the Lorillard merger has not been completed by July 15, 2015, subject to an automatic six-month extension if, on July 15, 2015, antitrust-related temporary restraining orders, preliminary injunctions, judgments or similar legal restraints are in place, but all other closing conditions have been satisfied.

This offering is not conditioned upon the completion of the Lorillard transactions. If, however, the Lorillard merger is not completed on or prior to January 15, 2016, or the merger agreement is terminated on or at any time prior to such date, RAI will be required to redeem on the special mandatory redemption date all of the notes of each series at a redemption price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest to but excluding the special mandatory redemption date, as described in this prospectus supplement under the heading “Description of the Notes—Special Mandatory Redemption.”

See “The Lorillard Transactions” for further information.

Financing of the Lorillard Transactions

RAI currently intends to finance the cash portion of the merger consideration, the unpaid fees and expenses incurred in connection with the Lorillard transactions, the cash out of certain Lorillard equity awards, the payment of certain change of control payments as contemplated by the merger agreement and the repayment of any amounts outstanding under the Lorillard Tobacco credit facility that will be terminated in connection with the Lorillard merger—currently estimated to total approximately $18.6 billion—with (1) the net proceeds of this offering, (2) the net proceeds to RAI of the divestiture, (3) the proceeds of the BAT share purchase, (4) available cash, (5) only to the extent necessary, up to $500 million in borrowings under its revolving credit facility, and (6) subject to availability and only to the extent necessary, borrowings under its bridge credit facility. Any balance from these sources of funds after such application will be used for general corporate purposes. The following table sets forth the expected sources and uses of funds in connection with the Lorillard transactions. All dollar amounts are in millions.

Source of Funds	Amount	Use of Funds	Amount
Notes Offered Hereby(1)	$9,000	Cash Consideration(2)	$18,317
Divestiture, Net of Tax	4,400	Estimated Unpaid Fees
BAT Share Purchase	4,684	and Expenses	170
Available Cash	486	Change of Control Payments	83
Revolving Credit Facility	0	Amounts Outstanding Under
Bridge Credit Facility(1)	0	Lorillard Tobacco Credit Facility	0

Total Sources	$18,570	Total Uses	$18,570

(1)	Assumes no borrowings under the bridge credit facility are used as a source of funds to finance the Lorillard transactions as described above. The loan amount available under the bridge credit facility is subject to reduction in accordance with its terms, which includes reduction by the amount of debt securities issued, including the notes offered hereby.
(2)	Includes the cash portion of the merger consideration and an estimate of approximately $73.0 million to cash out Lorillard stock options and stock appreciation rights as contemplated by the merger agreement.

Lorillard Tobacco Merger

It is expected that, shortly after the completion of the Lorillard merger, Lorillard Tobacco will merge with and into RJR Tobacco, with RJR Tobacco continuing as the surviving corporation and as a direct, wholly owned subsidiary of RJR. In connection therewith, RJR Tobacco will expressly assume Lorillard Tobacco’s obligations as principal obligor, and RJR will expressly assume Lorillard’s obligations as guarantor, under the Lorillard Tobacco notes and the related guarantees and the Lorillard Tobacco indenture, as applicable. Under the terms of the Lorillard Tobacco indenture, RJR and RJR Tobacco will be substituted for Lorillard and Lorillard Tobacco, respectively, and Lorillard and Lorillard Tobacco will be relieved of all obligations and covenants under the Lorillard Tobacco indenture, the Lorillard Tobacco notes and the guarantees thereof in connection with the Lorillard Tobacco merger.

RAI Exchange Offers and Consent Solicitations

RAI plans to commence on or about June 11, 2015, in private offerings not registered under the Securities Act, offers to exchange newly issued series of RAI exchange notes for the corresponding series of outstanding Lorillard Tobacco notes, to the extent the Lorillard Tobacco notes are held by qualified institutional buyers (as defined in Rule 144A under the Securities Act) or by holders that are not U.S. persons (as defined in Regulation S under the Securities Act). Each series of RAI exchange notes will be issued under the RAI indenture, will have interest rate provisions, interest payment dates and maturity dates identical to the corresponding series of outstanding Lorillard Tobacco notes being exchanged, and will be guaranteed by the same guarantors that will guarantee the notes offered hereby, and that guarantee the bridge credit facility, RAI’s existing notes and the revolving credit facility.

In connection with the RAI exchange offers, RAI also plans to solicit consents to certain proposed amendments to the Lorillard Tobacco indenture and each series of outstanding Lorillard Tobacco notes from eligible Lorillard Tobacco noteholders. RAI expects that the exchange offers and consent solicitations will expire approximately 20 business days after commencement, subject to any extension of the expiration date and RAI’s right to terminate any or all of the exchange offers and consent solicitations.

The completion of the RAI exchange offers and consent solicitations is subject to the completion of the Lorillard transactions and certain other conditions. Neither the Lorillard transactions nor this notes offering is subject to the completion of the RAI exchange offers and consent solicitations.

In connection with the Lorillard Tobacco merger, any Lorillard Tobacco notes that are not exchanged will become the obligations of RJR Tobacco, as successor to Lorillard Tobacco, and Lorillard’s guarantees of the Lorillard Tobacco notes will become the obligations of RJR, as successor guarantor.

This description of the RAI exchange offers is not an offer to issue any RAI exchange notes in exchange for Lorillard Tobacco notes, which offer will only be made by a confidential offer to exchange and consent solicitation statement that will be made available to eligible Lorillard Tobacco noteholders described above.

Pro Forma Organizational Structure

The following is a pro forma organizational chart of RAI and its subsidiaries, giving effect to the Lorillard merger, RAI’s subsequent contribution of the stock of Lorillard to RJR, the conversion of Lorillard from a corporation to a limited liability company and the Lorillard Tobacco merger. Certain of RAI’s domestic subsidiaries, including its material domestic subsidiaries, will guarantee the notes offered hereby as shown in the chart below. Each guarantor is wholly owned by its parent. Currently, the guarantors of the notes also guarantee any RAI obligations under its $9.0 billion bridge credit facility, RAI’s $5.05 billion aggregate outstanding principal amount of existing notes and RAI’s obligations under its $2.0 billion revolving credit facility. It is also expected that the guarantors of the notes will guarantee RAI’s obligations under the RAI exchange notes of up to $3.5 billion in aggregate principal amount that are to be issued in exchange for the outstanding Lorillard Tobacco notes in the RAI exchange offers.

The Offering

Issuer	Reynolds American Inc.

Notes Offered	The offering will consist of:

•	$1,250,000,000 initial principal amount of 2.300% Senior Notes due 2018, which mature on June 12, 2018;

•	$1,250,000,000 initial principal amount of 3.250% Senior Notes due 2020, which mature on June 12, 2020;

•	$1,000,000,000 initial principal amount of 4.000% Senior Notes due 2022, which mature on June 12, 2022;

•	$2,500,000,000 initial principal amount of 4.450% Senior Notes due 2025, which mature on June 12, 2025;

•	$750,000,000 initial principal amount of 5.700% Senior Notes due 2035, which mature on August 15, 2035; and

•	$2,250,000,000 initial principal amount of 5.850% Senior Notes due 2045, which mature on August 15, 2045.

The notes are being issued pursuant to the RAI indenture.

Interest Payment Dates	2018 notes, 2020 notes, 2022 notes and 2025 notes: June 12 and December 12, commencing December 12, 2015.

2035 notes and 2045 notes: February 15 and August 15, commencing August 15, 2015.

Interest	The notes will bear interest at the following rates per annum:

Series	Interest Rate
2018 notes	2.300%
2020 notes	3.250%
2022 notes	4.000%
2025 notes	4.450%
2035 notes	5.700%
2045 notes	5.850%

See “Description of the Notes—Interest.”

Minimum Denominations	The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. See “Description of the Notes—General.”

Guarantees

Upon issuance, payment of principal and interest on the notes will be jointly, severally, fully and unconditionally guaranteed on a senior unsecured basis by certain direct and indirect domestic subsidiaries of RAI, including RAI’s material domestic subsidiaries. These same entities guarantee RAI’s bridge credit facility (under which no borrowings are outstanding as of the date hereof), its existing notes in the current aggregate outstanding principal amount of approximately $5.05 billion and its revolving credit facility (under which $1.1 billion of borrowings and $6.8 million of letters of credit are outstanding as of the date hereof). It is expected that these same entities will guarantee the RAI exchange notes of up to $3.5 billion in aggregate principal amount to be offered in the RAI exchange offers.

Each subsidiary of RAI that, in the future, guarantees RAI’s obligations under its revolving credit facility (or any replacement or refinancing thereof) will guarantee RAI’s obligations under the debt securities issued under the RAI indenture, including the notes offered hereby, RAI’s existing notes and the RAI exchange notes. Any guarantor that is released from its guarantee under RAI’s revolving credit facility (or any replacement or refinancing thereof) also will be released automatically from its guarantee of the debt securities issued under the RAI indenture, including the notes offered hereby, RAI’s existing notes and the RAI exchange notes.

See “Description of the Notes—The Guarantees.”

Ranking	The notes will be the senior unsecured obligations of RAI and will:

•

rank equally in right of payment with RAI’s existing and future senior obligations. As of March 31, 2015, on a pro forma basis giving effect to the Lorillard transactions, the financing thereof and the Lorillard Tobacco merger, and assuming full participation in the RAI exchange offers, RAI had senior obligations (including current liabilities and excluding long-term retirement benefits and intercompany obligations) of approximately $18.3 billion;

•

rank senior in right of payment to any existing and future obligations from time to time of RAI that are, by their terms, expressly subordinated in right of payment to the notes. As of March 31, 2015, on a pro forma basis as described above, RAI had no such expressly subordinated obligations;

•

be structurally subordinated to the obligations of any non-guarantor subsidiaries of RAI. As of March 31, 2015, on a pro forma basis as described above, RAI’s non-guarantor subsidiaries had obligations (including current liabilities and excluding long-term retirement benefits and intercompany obligations) of approximately $1.4 billion; and

•

be effectively subordinated to all of our future secured indebtedness, if any, to the extent of the value of the assets securing that indebtedness. As of March 31, 2015, on a pro forma basis as described above, RAI had no such secured obligations.

Similarly, the guarantees related to the notes will be the senior unsecured obligations of the guarantors and will:

•

rank equally in right of payment with the existing and future senior obligations of the guarantors, including, in the case of RJR Tobacco (as successor to Lorillard Tobacco), any Lorillard Tobacco notes it assumes in connection with the Lorillard Tobacco merger and that are not exchanged for RAI exchange notes and, in the case of RJR (as successor guarantor to Lorillard), its guarantee of unexchanged

Lorillard Tobacco notes. As of March 31, 2015, on a pro forma basis giving effect to the Lorillard transactions, the financing thereof and the Lorillard Tobacco merger, and assuming full participation in the RAI exchange offers, the guarantors had senior obligations (including current liabilities and guaranteed RAI debt obligations, and excluding long-term retirement benefits and intercompany obligations) of approximately $22.9 billion;

•

rank senior in right of payment to any existing and future obligations from time to time of the guarantors that are, by their terms, expressly subordinated in right of payment to the notes. As of March 31, 2015, on a pro forma basis as described above, the guarantors had no such expressly subordinated obligations;

•	be structurally subordinated to the obligations of any non-guarantor subsidiaries of the guarantors; and

•

be effectively subordinated to all of the guarantors’ future secured indebtedness, if any, to the extent of the value of the assets securing that indebtedness. As of March 31, 2015, on a pro forma basis as described above, the guarantors had no such secured obligations.

See “Description of the Notes—Ranking.”

Special Mandatory Redemption	We intend to use the net proceeds from the sale of the notes, together with the other sources of funds as described under the heading “Use of Proceeds,” to finance the cash portion of the merger consideration, the unpaid fees and expenses incurred in connection with the Lorillard transactions and the other cash uses described under the heading “Use of Proceeds.” This offering is not conditioned upon the completion of any of the Lorillard transactions.

RAI currently expects the Lorillard transactions to be completed on or about June 12, 2015, although RAI cannot guarantee the Lorillard transactions will be completed on that date, or at all. Although certain significant closing conditions have been satisfied, the Lorillard transactions remain subject to additional customary closing conditions. The merger agreement contains certain termination rights for each of RAI and Lorillard, including the right of RAI and Lorillard to terminate the merger agreement if the Lorillard merger has not been completed by July 15, 2015, subject to an automatic six-month extension if, on July 15, 2015, antitrust-related temporary restraining orders, preliminary injunctions, judgments or similar legal restraints are in place but all other closing conditions have been satisfied.

In the event (1) we do not complete the Lorillard merger on or prior to January 15, 2016 or (2) the merger agreement is terminated on or at any time prior to such date—each such event referred to as a “special mandatory redemption event”—we will redeem all the notes of each series on the special mandatory redemption date at the special mandatory redemption price.

The “special mandatory redemption price” means 101% of the aggregate principal amount of each series of notes, plus accrued and unpaid interest from the date of initial issuance (or the most recent interest payment date on which interest was paid) to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The “special mandatory redemption date” means the date specified in the notice of special mandatory redemption to be delivered to the holders of the notes within five business days of the special mandatory redemption event, which redemption date shall be 30 days after such notice is mailed.

See “Description of the Notes—Special Mandatory Redemption.”

Optional Redemption	At our option, we may redeem the 2018 notes, the 2020 notes or the 2022 notes, in whole at any time or in part from time to time, at any time after their issuance, at a redemption price equal to the greater of:

•	100% of the principal amount of the applicable series of notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a yield equal to (1) the applicable Treasury Rate (as defined herein), plus (2) the applicable “make-whole” amount for such series of notes;

plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

At our option, we may redeem the 2025 notes, the 2035 notes or the 2045 notes, in whole at any time or in part from time to time, in the case of the 2025 notes, at any time after their issuance and prior to March 12, 2025, in the case of the 2035 notes, at any time after their issuance and prior to February 15, 2035, and in the case of the 2045 notes, at any time after their issuance and prior to February 15, 2045, at a redemption price equal to the greater of:

•	100% of the principal amount of the applicable series of notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a yield equal to (1) the applicable Treasury Rate, plus (2) the applicable “make-whole” amount for such series of notes, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the redemption date.

In addition, on or after March 12, 2025, the 2025 notes are redeemable at our option, on or after February 15, 2035, the 2035 notes are redeemable at our option, and on or after February 15, 2045, the 2045 notes are redeemable at our option, in each case, at any time or from time to time, either in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on such principal amount to the redemption date.

See “Description of the Notes—Optional Redemption.”

Change of Control Repurchase Event	Upon a change of control, as defined in the notes, of RAI that is accompanied or followed by a downgrade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services from an investment grade rating to a non-investment grade rating of a series of notes within a specified period after public notice of an arrangement that could result in a change of control, RAI is required to offer to purchase such series of notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. See “Description of the Notes—Change of Control Repurchase Event.”

Certain Covenants	We will issue the notes under the RAI indenture, which contains covenants that, with certain exceptions, restrict the ability of RAI and certain of its subsidiaries to:

•	mortgage or pledge certain of their assets to secure indebtedness;

•	engage in sale/leaseback transactions; or

•	consolidate, merge or transfer all or substantially all of their property and assets.

See “Description of the Debt Securities—Covenants” in the accompanying prospectus.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of the notes of approximately $8.9 billion. We intend to use the net proceeds of this offering, together with the other sources of funds described in this prospectus supplement, to finance the cash portion of the merger consideration, the unpaid fees and expenses incurred in connection with the Lorillard transactions, the cash out of certain Lorillard equity awards, the payment of certain change of control payments as contemplated by the merger agreement and the repayment of any amounts outstanding under the Lorillard Tobacco credit facility that will be terminated in connection with the Lorillard merger. Any balance will be used for general corporate purposes. This offering is not conditioned upon the completion of the Lorillard transactions. See “Use of Proceeds.”

Risk Factors	You should consider carefully all the information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in the notes. In particular, you should evaluate the specific factors set forth under “Risk Factors” beginning on page S-25 of this prospectus supplement.

Governing Law	The RAI indenture and the notes shall be governed by and construed in accordance with the laws of the State of New York.

Trustee	The trustee for the RAI indenture is The Bank of New York Mellon Trust Company, N.A.

Summary Historical Financial Data of RAI and its Subsidiaries

The summary historical consolidated financial data of RAI and its subsidiaries set forth below are derived from RAI’s consolidated financial statements and accompanying notes. You should read the summary historical financial data in conjunction with the consolidated financial statements and notes thereto and other financial information of RAI and its subsidiaries incorporated by reference in this prospectus supplement. All dollar amounts are in millions.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
						(unaudited)
Results of Operations:
Net sales(1)	$8,551	$8,541	$8,304	$8,236	$8,471	$1,935	$2,057
Cost of products sold(1)(2)(3)(4)	4,544	4,464	4,321	3,678	4,058	930	850
Selling, general and administrative expenses	1,480	1,606	1,470	1,389	1,871	413	511
Amortization expense	25	24	21	5	11	2	3
Asset impairment and exit charges	38	—	—	—	—	—	—
Trademark and other intangible asset impairment charges	6	48	129	32	—	—	—
Goodwill impairment charges	26	—	—	—	—	—	—
Restructuring charge	—	—	149	—	—	—	—

Operating income	2,432	2,399	2,214	3,132	2,531	590	693
Interest and debt expense	232	221	234	259	286	59	91
Interest income	(12)	(11)	(7)	(5)	(3)	(1)	(1)
Other (income) expense, net	7	3	34	137	(14)	1	(17)

Income from continuing operations before income taxes	2,205	2,186	1,953	2,741	2,262	531	620
Provision for income taxes	868	780	681	1,023	817	193	231

Income from continuing operations	1,337	1,406	1,272	1,718	1,445	338	389
Income (losses) from discontinued operations, net of tax	(216)	—	—	—	25	25	—

Net income	$1,121	$1,406	$1,272	$1,718	$1,470	$363	$389

	As of December 31,					As of March 31,
	2010	2011	2012	2013	2014	2014	2015
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$2,195	$1,956	$2,502	$1,500	$966	$1,826	$1,615
Total current assets	4,802	4,307	4,812	3,655	3,323	4,005	3,989
Property, plant and equipment, net	1,002	1,070	1,037	1,074	1,203	1,131	1,202
Trademarks and other intangibles, net	2,675	2,602	2,455	2,417	2,421	2,415	2,418
Goodwill	8,010	8,010	8,011	8,011	8,016	8,018	8,015
Total assets	17,078	16,254	16,557	15,402	15,196	15,799	15,850
Tobacco settlement and related accruals	2,589	2,530	2,489	1,727	1,819	2,187	2,216
Current maturities of long-term debt	400	457	60	—	450	—	450
Total current liabilities	4,372	4,276	3,769	3,076	3,544	3,680	4,225
Long-term debt, less current maturities	3,701	3,206	5,035	5,099	4,633	5,095	4,629
Total liabilities	10,568	10,003	11,300	10,235	10,674	10,786	11,331
Shareholders’ equity	6,510	6,251	5,257	5,167	4,522	5,013	4,519

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
						(unaudited)
Cash Flow Data:
Net cash from operating activities	$1,265	$1,420	$1,568	$1,308	$1,623	$912	$1,080
Net cash from (used in) investing activities	(126)	60	(54)	(113)	(205)	(85)	(25)
Net cash used in financing activities	(1,349)	(1,714)	(971)	(2,207)	(1,918)	(502)	(374)

(1)	Net sales and cost of products sold exclude excise taxes of $4.340 billion, $4.107 billion, $3.923 billion, $3.730 billion and $3.625 billion for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively, and $846 million and $840 million for the three months ended March 31, 2014 and 2015, respectively.

(2)	Cost of products sold includes state settlement expense of $2.496 billion, $2.435 billion, $2.370 billion, $1.819 billion and $1.917 billion for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively, and $456 million and $394 million for the three months ended March 31, 2014 and 2015, respectively. Cost of products sold includes federal tobacco buyout expense of $243 million, $229 million, $218 million, $209 million and $163 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively, and $55 million and $0 million for the three months ended March 31, 2014 and 2015, respectively. Cost of products sold includes FDA user fees of $75 million, $120 million, $122 million, $127 million and $135 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, respectively, and $34 million and $35 million for the three months ended March 31, 2014 and 2015, respectively. For more information on federal tobacco buyout expense, see note 12 to the consolidated financial statements included in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and note 10 to the condensed consolidated financial statements (unaudited) included in RAI’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015, in each case under the heading “—Tobacco Buyout Legislation.”

(3)	Includes NPM adjustment credits of $483 million and $345 million for the years ended December 31, 2013 and 2014, respectively, and $63 million and $66 million for the three months ended March 31, 2014 and 2015, respectively. As to RAI, its affiliates and subsidiaries, “NPM adjustment” refers to the availability of a downward adjustment to the annual master settlement agreement payment obligation for market year 2003 related to an arbitration between RJR Tobacco, Santa Fe Natural Tobacco Company, Inc. and certain other participating manufacturers and certain settling states under the master settlement agreement. For more information on the NPM adjustment settlement, see note 12 to the audited consolidated financial statements included in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and note 10 to the condensed consolidated financial statements (unaudited) included in RAI’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015, in each case under the heading “—Litigation Affecting the Cigarette Industry—State Settlement Agreements—Enforcement and Validity; Adjustments.”

(4)	On September 11, 2013, an arbitration panel ruled six states had not diligently enforced their qualifying statutes in 2003 related to the NPM adjustment. Based on the status of the various challenges filed by the non-diligent states to certain rulings of the arbitration panel related to the 2003 NPM adjustment claim, as of March 31, 2015, two of the non-diligent states are no longer challenging the findings of non-diligence entered against them by the arbitration panel. As a result, a certain portion of the NPM adjustment claim for 2003 from these two states is now certain and can be estimated. Consequently, RJR Tobacco and Santa Fe Natural Tobacco Company, Inc., collectively, recognized $70 million as a reduction of cost of products sold for the three months ended March 31, 2015. For additional information related to the 2003 NPM adjustment claim, see note 10 to the condensed consolidated financial statements (unaudited) included in RAI’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015, under the heading “—Litigation Affecting the Cigarette Industry—State Settlement Agreements—Enforcement and Validity; Adjustments.”

Summary Historical Financial Data of Lorillard and its Subsidiaries

The summary historical consolidated financial data of Lorillard and its subsidiaries set forth below are derived from Lorillard’s consolidated financial statements and accompanying notes incorporated by reference in this prospectus supplement. You should read the summary historical financial data in conjunction with the consolidated financial statements of Lorillard and its subsidiaries and notes thereto incorporated by reference in this prospectus supplement. All dollar amounts are in millions.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Results of Operations:
Net sales(1)	$6,623	$6,950	$6,990	$1,592	$1,668
Cost of sales(1)	4,241	4,231	4,252	973	1,002

Gross profit	2,382	2,719	2,738	619	666
Selling, general and administrative expenses	504	665	630	147	179

Operating income	1,878	2,054	2,108	472	487
Investment income	4	2	7	8	1
Interest expense	(154)	(172)	(179)	(45)	(45)

Income before income taxes	1,728	1,884	1,936	435	443
Income taxes	629	704	749	164	168

Net income	$1,099	$1,180	$1,187	$271	$275

(1)	Net sales and cost of sales includes excise taxes of $1.987 billion, $1.978 billion and $1.938 billion for the years ended December 31, 2012, 2013 and 2014, respectively, and $445 million and $458 million for the three months ended March 31, 2014 and 2015, respectively.

	As of December 31,			As of March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Balance Sheet Data:
Current assets	$2,777	$2,736	$2,634	$3,016	$3,308
Total assets	3,396	3,536	3,508	3,912	4,154
Current liabilities	1,601	1,651	1,583	2,119	2,173
Long-term debt	3,111	3,560	3,561	3,561	3,567
Total liabilities	5,173	5,600	5,690	6,073	6,288
Shareholders’ equity (deficit)	(1,777)	(2,064)	(2,182)	(2,161)	(2,134)

Summary RAI Unaudited Pro Forma Condensed Combined Financial Data

The following pro forma data are based on the unaudited pro forma condensed combined financial statements and accompanying notes included in this prospectus supplement. The pro forma results of operations data give effect to the Lorillard transactions and the financing thereof as described in this prospectus supplement as if those transactions occurred on January 1, 2014, and the pro forma balance sheet data give effect to the Lorillard transactions as if they occurred on March 31, 2015. The Lorillard transactions have not in fact been completed yet, and the completion of those transactions is subject to certain conditions. There can be no guarantee that the Lorillard transactions will be completed, and this offering is not conditioned upon the completion of the Lorillard transactions.

You should read the pro forma data in conjunction with the information in this prospectus supplement under the heading “RAI Unaudited Pro Forma Condensed Combined Financial Statements.” The pro forma information is provided for illustrative purposes only and is not necessarily indicative of what the results of operations or financial condition of RAI and its subsidiaries would have been if the Lorillard transactions had actually occurred at the times described above. In addition, the pro forma data are based on estimates and assumptions described in the notes accompanying such information, which estimates have been made solely for the purpose of developing such pro forma data. All dollar amounts are in millions.

	Pro Forma Year Ended December 31, 2014	Pro Forma Three Months Ended March 31, 2015
	(unaudited)
Results of Operations:
Net sales	$11,275	$2,769
Cost of products sold	5,256	1,153
Selling, general and administrative expenses	2,140	584
Amortization expense	23	6

Operating income	3,856	1,026
Interest and debt expense	763	189
Interest income	(10)	(2)
Other (income) expense, net	(14)	(17)

Income from continuing operations before income taxes	3,117	856
Provision for income taxes	1,145	318

Income from continuing operations	1,972	538
Income (losses) from discontinued operations, net of tax	25	—

Net income	$1,997	$538

		Pro Forma As of March 31, 2015
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents		$3,218
Total current assets		6,871
Property, plant and equipment, net		1,301
Trademarks and other intangibles, net		5,212
Goodwill		31,737
Total assets		45,638
Tobacco settlement and related accruals		3,741
Current maturities of long-term debt		450
Total current liabilities		6,468
Long-term debt, less current maturities		17,700
Total liabilities		27,805
Shareholders’ equity		17,833

RISK FACTORS

An investment in the notes involves certain risks. You should carefully consider the following risk factors and all of the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus, including but not limited to, the matters discussed under “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2014, and other information which may be incorporated by reference in this prospectus supplement or the accompanying prospectus after the date hereof.

Risks Related to the Lorillard Transactions

Pursuant to the merger agreement, RAI, through its subsidiaries, will acquire Lorillard’s NEWPORT brand, the leading U.S. menthol cigarette brand; however, any action by the FDA or any other governmental authority that could have the effect of banning or materially restricting the use of menthol in tobacco products would not give rise to a right to terminate the merger agreement.

As a result of the Lorillard merger, RAI, through its subsidiaries, will acquire Lorillard’s NEWPORT brand, the leading U.S. menthol cigarette brand. In 2013, the FDA issued its preliminary scientific evaluation regarding menthol cigarettes, concluding that menthol cigarettes adversely affect initiation, addiction and cessation compared to non-menthol cigarettes. In 2013, the FDA also issued an Advance Notice of Proposed Rulemaking, seeking comments on various issues relating to the potential regulation of menthol cigarettes. The FDA has the authority to require the reduction of nicotine levels and may also require reduction or elimination of other constituents. Although it is not possible to predict whether or when the FDA will take actions, if the FDA were to adopt regulations banning or severely restricting the use of menthol in tobacco products, those regulations could have a material adverse effect on sales of the NEWPORT brand, which could have an adverse effect on the results of operations, cash flows and financial position of the combined company.

Under the terms of the merger agreement, RAI and Lorillard expressly agreed that a law, judgment or action enacted, promulgated, proposed or threatened by the FDA or any other governmental entity that could have the effect of banning or materially restricting the use of menthol in any product sold or distributed by RAI or Lorillard or their respective subsidiaries would not be considered in determining whether a material adverse effect, as defined in the merger agreement, on a party had occurred, and would not give rise to a right to terminate the merger agreement.

If the Lorillard merger is completed, a substantial portion of RAI’s consolidated sales will be attributable to products that contain menthol, and any action by the FDA or any other governmental authority that could have the effect of banning or materially restricting the sale of menthol cigarettes could have an adverse effect on the results of operations, cash flows and financial position of RAI and its subsidiaries.

In connection with the Lorillard merger, NEWPORT menthol cigarette styles, which accounted for approximately 80% of Lorillard’s total consolidated net sales in fiscal year 2014, will be added to the brand portfolio of RAI’s operating companies. On a pro forma basis, assuming the Lorillard transactions had occurred on January 1, 2014, RAI estimates that approximately 50% of the combined company’s total net sales through December 31, 2014 would have been attributable to menthol cigarettes. Although it is not possible to predict whether or when the FDA will take actions, if the FDA or any other governmental authority were to adopt regulations banning or severely restricting the sale of menthol cigarettes, those regulations could have an adverse effect on the cigarette sales of the combined company, which could have an adverse effect on the results of operations, cash flows and financial position of RAI and its subsidiaries.

Adverse litigation outcomes could have an adverse effect on the consolidated results of operations, cash flows and financial position of RAI. Additionally, RAI’s operating subsidiaries could be subject to substantial liabilities and bonding difficulties from litigation related to cigarette products or smokeless tobacco products, which could also have an adverse effect on their results of operations, cash flows and financial position. Upon completion of the Lorillard merger, adverse litigation outcomes, including related to cigarette products, stemming from the business and operations of Lorillard and its subsidiaries could have an adverse effect on the consolidated results of operations, cash flows and financial position of RAI and its subsidiaries.

RAI’s operating subsidiaries and their affiliates, including RAI, and indemnitees, including B&W, have been named in a large number of tobacco-related legal actions, proceedings or claims. Similarly, Lorillard and its subsidiaries and indemnitees are subject to a large number of tobacco-related legal actions, proceedings and claims. The claimants seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, unfair trade practices, conspiracy, medical monitoring and violations of state and federal antitrust laws. Various forms of relief are sought, including compensatory and, where available, punitive damages in amounts ranging in some cases into the hundreds of millions or even billions of dollars. The tobacco-related legal actions range from individual lawsuits to class actions and other aggregate claim lawsuits.

It is likely that legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes and smokeless tobacco products will continue to be filed against RAI’s operating subsidiaries or their affiliates and indemnitees and other tobacco companies, including Lorillard and its subsidiaries, for the foreseeable future. Under the asset purchase agreement, RAI will indemnify Imperial Sub for specified matters and retain certain liabilities related to the transferred assets. See “—RAI is obligated to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the divested brands and other assets” for additional information regarding risks relating to RAI’s indemnification obligations pursuant to the asset purchase agreement.

Victories by plaintiffs in highly publicized cases against RJR Tobacco and other tobacco companies, including Lorillard and its subsidiaries, regarding the health effects of smoking may stimulate further claims. A material increase in the number of pending claims could significantly increase defense costs. In addition, adverse outcomes in pending cases could have adverse effects on the ability of RJR Tobacco and its indemnitees, including B&W, or on Lorillard and its subsidiaries and indemnitees with respect to their pending cases, to prevail in other smoking and health litigation.

Any or all of the events described above could impose substantial monetary obligations on RAI and its operating subsidiaries and could have an adverse effect on the results of operations, cash flows and financial position of these companies and RAI. In addition, after the completion of the Lorillard merger, similar events affecting Lorillard and its subsidiaries could have an adverse effect on the results of operations, cash flows and financial position of RAI and its subsidiaries.

For a more complete description of the significant litigation involving RAI and its operating subsidiaries see “— Litigation Affecting the Cigarette Industry” and “—Smokeless Tobacco Litigation” in note 10 to the condensed consolidated financial statements (unaudited) included in RAI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, incorporated by reference in this prospectus supplement.

For a description of the significant litigation affecting Lorillard and its subsidiaries, see note 20 to the consolidated condensed financial statements (unaudited) of Lorillard and its subsidiaries for the quarter ended March 31, 2015 included in Exhibit 99.2 to RAI’s Current Report on Form 8-K filed with the SEC on June 9, 2015, incorporated by reference in this prospectus supplement.

RAI has substantial long-term debt, will incur or assume additional debt in connection with the Lorillard merger and may encounter difficulties or high costs associated with securing financing in connection with the Lorillard merger, which could adversely affect its financial position and its ability to obtain financing in the future and react to changes in its business.

As of the date hereof, RAI has outstanding notes in the aggregate principal amount of $5.05 billion. In addition, following completion of the Lorillard merger, RAI will have substantially increased debt compared to RAI on a recent historical basis. RAI expects to incur or assume approximately $12.5 billion of debt in connection with the Lorillard merger, as a result of financing to complete the Lorillard merger and debt of $3.5 billion assumed in the Lorillard merger.

RAI currently intends to finance the cash portion of the merger consideration, the unpaid fees and expenses incurred in connection with the Lorillard transactions and the other cash uses described in this prospectus supplement with (1) proceeds from this notes offering, (2) proceeds from the divestiture, (3) proceeds of the BAT share purchase, (4) available cash, (5) only to the extent necessary, up to $500 million in borrowings under its revolving credit facility, and (6) subject to availability and only to the extent necessary, borrowings under the bridge credit facility.

The bridge credit facility is a 364-day senior unsecured term loan with a current aggregate principal borrowing amount of up to $9.0 billion. It is currently undrawn and may be drawn only in a single drawing upon the closing of the Lorillard merger and not thereafter. The loan amount available under the bridge credit facility is subject to reduction in accordance with its terms, which includes reduction by the amount of securities issued, including the notes offered hereby. RAI previously announced that it intends to pursue financings that would replace or supplement the financing of the bridge credit facility. In the event we are unable to obtain sufficient funds by this notes offering or other financings, there is no guarantee that replacement or supplemental financing for the bridge credit facility will be available to RAI at all or on acceptable terms. RAI’s ability to obtain financing to replace or supplement the bridge credit facility is subject to various factors, including market conditions, operating performance and credit ratings, and may be subject to restrictions in the agreements relating to RAI’s outstanding debt. Additionally, the receipt of financing by RAI is not a condition to completion of the Lorillard merger and, accordingly, RAI will be required to complete the Lorillard merger (assuming that all of the conditions to its obligations under the merger agreement are satisfied) whether or not debt financing or other financing is available at all or on acceptable terms.

If RAI draws under the bridge credit facility, it will be required to repay or refinance the bridge credit facility within 364 days after the draw date. There is no guarantee that RAI would be able to refinance the bridge credit facility at all or on terms acceptable to RAI. The terms of any debt incurred to refinance the bridge credit facility may be less favorable than the terms of the bridge credit facility or those under the notes.

Because of this increased level of debt as a result of the Lorillard merger:

•

RAI’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes, and its ability to satisfy its obligations with respect to its indebtedness, may be impaired in the future;

•	a substantial portion of RAI’s cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to it for other purposes;

•	RAI may be at a disadvantage compared to its competitors with less debt or comparable debt at more favorable interest rates; and

•

RAI’s flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, and it may be more vulnerable to a downturn in general economic conditions or its business, or be unable to carry out capital spending that is necessary or important to its growth strategy and its efforts to improve operating margins.

The ability of RAI to access the debt capital markets could be impaired if the credit ratings of its debt securities fall. Borrowing costs under RAI’s revolving credit facility could increase as the credit ratings of RAI’s long-term debt falls.

RAI’s credit ratings impact the cost and availability of future borrowings and, accordingly, RAI’s cost of capital. The outstanding notes issued by RAI are rated investment grade. Following announcement of the Lorillard merger, Standard & Poor’s Ratings Services reaffirmed all of its ratings on RAI, including its BBB- corporate credit ratings, and Moody’s Investors Service placed RAI’s Baa2 senior unsecured debt rating on review for downgrade by one notch, noting anticipated leverage in connection with the transaction. On June 9, 2015, Moody’s Investors Service downgraded RAI’s Baa2 senior unsecured debt rating by one notch, to Baa3. If RAI’s credit ratings fall, RAI may not be able to sell additional debt securities or borrow money in such amounts, at the times, at the lower interest rates or upon the more favorable terms and conditions that might be available if its debt maintained its current or higher ratings. In the event we are unable to obtain sufficient funds through this notes offering, any impairment of RAI’s ability to obtain future financing on favorable terms could have an adverse effect on RAI’s ability to finance the cash portion of the merger consideration with the issuance of debt securities or another alternative to the bridge credit facility on terms more favorable than under the bridge credit facility or the notes, or to refinance the bridge credit facility if drawn. In addition, future debt security issuances or other borrowings may be subject to further negative terms, including provisions for collateral or limitations on indebtedness or more restrictive covenants, if RAI’s credit ratings decline.

RAI’s credit ratings are influenced by some important factors not entirely within the control of RAI or its affiliates, such as tobacco litigation, the regulatory environment and the performance of suppliers to RAI’s operating subsidiaries. Moreover, because the kinds of events and contingencies that may impair RAI’s credit ratings and the ability of RAI and its affiliates to access the debt capital markets are often the same kinds of events and contingencies that could cause RAI and its affiliates to seek to raise additional capital on an urgent basis, RAI and its affiliates may not be able to issue debt securities or borrow money with acceptable terms, or at all, at the times at which they may most need additional capital.

In addition, the interest rate RAI pays on borrowings under its revolving credit facility is equal to an underlying interest rate plus an applicable margin, which margin is based on the ratings of RAI’s senior, unsecured, long-term indebtedness. If these ratings decline, the applicable margin RAI is required to pay would increase. RAI pays a fee on commitments under its revolving credit facility based on the ratings of RAI’s senior, unsecured, long-term indebtedness. As a result, although the revolving credit facility provides RAI with a source of liquidity, the cost of borrowing under, and of maintaining, that facility could be at a higher rate at a time when RAI most needs to utilize that facility.

Following the completion of the Lorillard merger, RAI may have to reduce its indebtedness in order to remain in compliance with a covenant under its revolving credit facility. There is no guarantee RAI will be able to reduce its indebtedness in the amount or at the times needed to maintain compliance, which could result in a default under the revolving credit facility.

Under the revolving credit facility, RAI’s consolidated leverage ratio (as defined therein) may not exceed:

•	4.50 to 1.00 for the reference periods ending on the last day of the fiscal quarter in which the Lorillard merger closes and on the last day of the next two succeeding fiscal quarters;

•	4.25 to 1.00 for the reference periods ending on the last day of the next three succeeding quarters;

•	3.75 to 1.00 for the reference periods ending on the last day of the next three succeeding quarters; and

•	3.50 to 1.00 thereafter.

Since the leverage ratio becomes more restrictive as time passes after the completion of the Lorillard merger, RAI may need to reduce its indebtedness in order to remain in compliance with the covenant. There is no guarantee that RAI would be able to reduce its indebtedness in the amount or at the times needed, which could result in RAI defaulting under the revolving credit facility. In such event, the agents or lenders under the revolving credit facility could exercise remedies, including acceleration of any amounts outstanding under the revolving credit facility or termination of the facility, which could have a material negative effect on RAI’s financial position.

The Lorillard transactions are subject to a number of conditions to the obligations of both RAI and Lorillard to complete the Lorillard transactions, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the merger agreement.

The shareholders of RAI, Lorillard and Imperial have given the approvals required to complete the Lorillard transactions, the FTC has accepted for public comment the consent agreement (on terms that do not require RAI or its affiliates to divest assets beyond what they have agreed to divest in the asset purchase agreement) resolving the FTC’s allegations that RAI’s proposed acquisition of Lorillard would violate federal antitrust laws and the waiting period relating to the Lorillard merger under the HSR Act has expired. In addition, the court in the U.S. Department of Justice case has entered an order subjecting Imperial Sub and certain of its affiliates to the final judgment and remedial order in that case with respect to certain of the transferred assets, which was a condition to completion of the divestiture. Consequently, the significant conditions to the completion of the Lorillard transactions have been satisfied, and RAI currently expects the Lorillard transactions to be completed on or about June 12, 2015. The Lorillard transactions are, however, subject to additional customary closing conditions that have yet to be satisfied, and RAI cannot guarantee that the Lorillard transactions will in fact be completed on or about such date, or at all. If any of these conditions are not satisfied or waived prior to July 15, 2015, which date will automatically be extended to January 16, 2016 under certain limited circumstances, it is possible that the merger agreement may be terminated leading to the special mandatory redemption of all the notes of each series on the special mandatory redemption date at the special mandatory redemption price. Although RAI and Lorillard have agreed in the merger agreement to use their reasonable best efforts, subject to certain limitations, to complete the Lorillard merger as promptly as practicable, the remaining conditions to the completion of the Lorillard merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the Lorillard merger may take longer, and could cost more, than RAI and Lorillard expect. Any delay in completing the Lorillard merger may adversely affect the synergies and other benefits that RAI expects to achieve if the Lorillard merger and the integration of the companies’ respective businesses are completed within the expected timeframe.

Failure to complete the divestiture with Imperial Sub could require RAI to pursue an alternate divestiture transaction, which may be on less favorable terms to RAI, and result in insufficient funds being available to RAI to complete the Lorillard merger.

In connection with the transactions contemplated by the merger agreement, RAI entered into the asset purchase agreement and Lorillard entered into the transfer agreement, in each case with Imperial Sub, and, for certain limited purposes of the asset purchase agreement, Imperial, pursuant to which Imperial Sub agreed, among other things, to acquire the transferred assets and assume certain liabilities of each of RAI and Lorillard and their respective affiliates or subsidiaries. The court in the U.S. Department of Justice case has entered an order subjecting Imperial Sub and certain of its affiliates to the final judgment and remedial order in that case with respect to certain of the transferred assets, which was a condition to completion of the divestiture. The completion of the divestiture is, however, subject to a number of additional customary closing conditions. If any of these conditions are not satisfied or waived prior to July 15, 2015, which date will automatically be extended to January 16, 2016 under certain limited circumstances, the divestiture will not be completed in the expected time frame and the asset purchase agreement may be terminated.

Under the merger agreement, the Lorillard merger is not conditioned upon the completion of the divestiture, but the consent agreement with the FTC requires that the divestiture occur on the closing date of the Lorillard merger. If RAI is unable to complete the divestiture, subject to certain limitations, RAI would be required to pursue an alternative transaction to divest the transferred assets on terms that may differ from the terms of the divestiture. There is no assurance as to when any such alternate divestiture transaction would be completed, or that any such alternate divestiture transaction would be completed on terms as favorable to RAI and its shareholders (including, after the Lorillard merger, former Lorillard shareholders) as the divestiture. Moreover, any such alternative divestiture transaction would be subject to FTC review and approval. If RAI is unable to timely complete the divestiture, or an alternate divestiture transaction, it would not have sufficient funds available to complete the Lorillard merger.

RJR Tobacco’s DORAL brand may be required to be included as part of the divestiture.

Under the asset purchase agreement, RAI will cause its subsidiaries, including RJR Tobacco, to sell to Imperial Sub its WINSTON, KOOL and SALEM brands. In the event that the aggregate market share for these brands is less than 4.9% for the three months ended prior to the month in which closing of the merger occurs, the asset purchase agreement provides that RJR Tobacco’s DORAL brand will also be sold to Imperial Sub as part of the divestiture. Whether the DORAL brand will be included in the assets to be sold to Imperial Sub under the asset purchase agreement may not be known until after the closing of the divestiture. RAI will not receive any additional purchase price in the event the DORAL brand is included as part of the divestiture. On a pro forma basis assuming the Lorillard transactions had occurred on January 1, 2014, RAI estimates that the DORAL brand would have represented approximately $234 million of RAI’s net sales, approximately $114 million of RAI’s operating income and approximately $69 million of RAI’s net income in fiscal year 2014. As a result, RAI’s pro forma financial information set forth in this prospectus supplement will be adversely impacted if the DORAL brand is required to be included as part of the divestiture.

For a period of time after the divestiture is completed, RJR Tobacco will be reliant on Imperial Sub to manufacture NEWPORT on RJR Tobacco’s behalf, and RJR Tobacco will manufacture WINSTON, KOOL and SALEM (and, under certain circumstances, DORAL) on Imperial Sub’s behalf. RJR Tobacco’s reliance on Imperial Sub for the manufacture of NEWPORT will subject RAI and RJR Tobacco to risks and uncertainties to which it would not otherwise be subject, and Imperial Sub’s inability to manufacture NEWPORT as currently contemplated could materially adversely affect RAI and RJR Tobacco’s results of operations, cash flows, financial position and ability to realize any or all of the synergies expected as a result of the Lorillard merger and divestiture.

RJR Tobacco and Imperial Sub will enter into a reciprocal manufacturing agreement in connection with the closing of the Lorillard merger and the divestiture, pursuant to which for a period of up to two years, subject to extension as provided therein, Imperial Sub will manufacture NEWPORT (and KENT, TRUE and OLD GOLD) on RJR Tobacco’s behalf and RJR Tobacco will manufacture WINSTON, KOOL and SALEM (and, if acquired by Imperial Sub under the terms of the asset purchase agreement, DORAL) on Imperial Sub’s behalf. Reliance on Imperial Sub for the manufacture of NEWPORT will subject RAI and RJR Tobacco to risks and uncertainties to which it would not be subject if RJR Tobacco manufactured NEWPORT itself, including, among others:

•	reduced control over the manufacturing process and quality control;

•

disruptions to Imperial Sub’s operations and the production of NEWPORT caused by conditions unrelated to RAI’s and its subsidiaries’ businesses or operations, including disputes under collective bargaining agreements with labor unions or in connection with negotiation of new collective bargaining agreements, strikes or other work stoppages at the Imperial Sub plant that manufactures NEWPORT or the occurrence of a catastrophic event affecting Imperial Sub; and

•	loss of market share and reputational harm to RAI and RJR Tobacco in the event a disruption of the production of NEWPORT by Imperial Sub results in insufficient supply.

In addition, Imperial Sub may not transition the manufacturing of WINSTON, KOOL and SALEM (and, if acquired by Imperial Sub under the terms of the asset purchase agreement, DORAL) to the Greensboro plant acquired by Imperial Sub in the divestiture as quickly as currently contemplated.

If Imperial Sub fails to or is unable to perform under the reciprocal manufacturing agreement, RAI’s and RJR Tobacco’s results of operations, cash flows and financial position could be materially adversely affected, and there could be a delay to RAI and RJR Tobacco’s ability to realize any or all of the synergies expected as a result of the Lorillard merger and divestiture.

RAI is obligated to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the divested brands and other assets.

Under the asset purchase agreement, RAI will indemnify Imperial Sub against losses arising from, among other things, breaches of representations and warranties, breaches of covenants, assets excluded from the transaction, excluded liabilities, certain specific tobacco liabilities, certain assumed plaintiff fees, certain employment related obligations, and liabilities in connection with certain tobacco litigation, settlement and regulatory matters related to the divested brands. The asset purchase agreement does not cap RAI’s indemnification obligations, except with respect to any indemnification arising from breaches of certain representations and warranties or pre-closing covenants. Accordingly, these indemnification obligations could be substantial and could have an adverse effect on RAI’s results of operations, cash flows and financial position.

The business relationships of RAI and Lorillard and their respective subsidiaries may be subject to disruption due to uncertainty associated with the Lorillard merger, which could have an adverse effect on the results of operations, cash flows and financial position of RAI and Lorillard.

Parties with which RAI or Lorillard, or their respective subsidiaries, do business may experience uncertainty associated with the Lorillard merger and related transactions, including with respect to current or future business relationships with RAI, Lorillard, their respective subsidiaries or the combined business. RAI’s and Lorillard’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than RAI, Lorillard, their respective affiliates or subsidiaries or the combined business. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of RAI following the closing of the Lorillard merger, including an adverse effect on RAI’s ability to realize the expected synergies and other benefits of the Lorillard merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the Lorillard merger or termination of the merger agreement.

Lawsuits have been filed against RAI, the members of RAI’s Board, Lorillard, the members of Lorillard’s Board and BAT, challenging the Lorillard merger, which could delay the Lorillard merger and prevent the Lorillard merger from being completed.

Lorillard, the members of Lorillard’s Board, RAI and BAT were named as defendants in 11 putative class action lawsuits brought in the Delaware Court of Chancery, referred to as the Delaware Court, by Lorillard shareholders challenging the proposed Lorillard merger, referred to as the Delaware Actions. The amended complaints generally allege, among other things, that (1) the members of Lorillard’s Board breached their fiduciary duties to Lorillard shareholders by authorizing the proposed Lorillard merger, (2) RAI aided and abetted such alleged breaches of fiduciary duty and (3) Lorillard failed to disclose certain allegedly material information in the Joint Proxy Statement/Prospectus. On January 9, 2015, the lead plaintiffs in the Delaware Actions filed a motion for a preliminary injunction seeking to enjoin RAI’s special shareholder meeting, referred to as the RAI special meeting, to be held on January 28, 2015 for purposes of obtaining shareholder approval of the BAT share purchase and issuance of shares of RAI common stock to Lorillard shareholders in the Lorillard merger. To eliminate the burden, expense and uncertainties inherent in the Delaware Actions, on January 15, 2015, the defendants entered into a memorandum of understanding, referred to as the Delaware MOU, outlining the parties’ agreement in principle to settle and release all claims which were, or could have been, asserted in the Delaware Actions. In consideration for this settlement and release, Lorillard and RAI provided, as part of Current Reports on Form 8-K each filed with the SEC on January 20, 2015, certain supplemental disclosures to the Joint Proxy Statement/Prospectus.

RAI, the members of RAI’s Board and BAT were named as defendants in a putative class action lawsuit brought in North Carolina state court, referred to as the North Carolina Court, by a person purporting to be a shareholder of RAI seeking to enjoin the proposed Lorillard merger, referred to as the North Carolina Action. The amended complaint generally alleges that (1) the members of RAI’s Board breached their fiduciary duties to RAI shareholders by, among other things, approving the BAT share purchase and an alleged agreement regarding the sharing of technology with BAT, (2) RAI aided and abetted the alleged breaches of fiduciary duties by its board of directors, (3) RAI failed to disclose certain allegedly material information in the Joint Proxy Statement/Prospectus, and (4) BAT breached its fiduciary duties as an alleged controlling shareholder of RAI. On January 2, 2015, the plaintiff in the North Carolina Action filed a motion for a preliminary injunction seeking to enjoin the RAI special shareholder meeting. To eliminate certain burdens, expenses and uncertainties inherent in the North Carolina Action, on January 17, 2015, RAI and the director defendants entered into a memorandum of understanding, referred to as the North Carolina MOU, regarding their agreement in principle to settle only the disclosure claims asserted in the North Carolina Action. In consideration of the partial settlement and release, RAI provided, in its January 20, 2015 Form 8-K described above, certain supplemental disclosures to the Joint Proxy Statement/Prospectus.

Defendants in the North Carolina Action have moved to dismiss the remaining claims that were not settled in the North Carolina MOU. Those motions are fully briefed and await a ruling from the court. Each of the Delaware MOU and North Carolina MOU contemplates that the parties will negotiate in good faith to agree upon a stipulation of settlement with respect to the Delaware Actions and the North Carolina Action, respectively. Each such stipulation of settlement will be subject to customary conditions, including court approval, and there can be no assurance that the parties will ultimately enter into a stipulation of settlement in either the Delaware Actions or the North Carolina Action, or that court approval will be obtained of any stipulation that the parties may enter into in the Delaware Actions or the North Carolina Action.

If the Delaware Actions and the North Carolina Action stipulations of settlement are not ultimately entered into or are not approved by the Delaware Court and the North Carolina Court, respectively, then the respective proposed settlement will be of no force and effect. Alternatively, the parties to the Delaware Actions and the North Carolina Action may enter into new memoranda of understanding, which may be on terms less favorable to RAI and Lorillard. Further, as the North Carolina MOU relates only to a partial settlement, certain claims in the North Carolina Action have not been resolved or terminated, and there can be no assurance that there will be a favorable resolution of those remaining claims. Additional lawsuits may be filed in connection with the Lorillard merger. It is possible that RAI’s consolidated results of operations, cash flows or financial position could be materially adversely affected by the ultimate outcome of the Delaware Actions, the North Carolina Action or future litigation matters. Additionally, it is possible that the outcomes of the Delaware Actions, the North Carolina Action and any future lawsuits challenging the Lorillard merger could result in a material delay in, or the abandonment of, the Lorillard merger, or could result in RAI being required to pay damages. For more information about the lawsuits that have been filed related to the Lorillard merger, see note 10 to the condensed consolidated financial statements (unaudited) included in RAI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, incorporated by reference in this prospectus supplement.

Failure to complete the Lorillard merger could have an adverse effect on RAI’s consolidated results of operations, cash flows and financial position.

If the Lorillard merger is not completed for any reason, the ongoing business of RAI and its subsidiaries may be adversely affected and, without realizing any of the benefits of having completed the Lorillard merger, RAI would be subject to a number of risks, including the following:

•	RAI and its subsidiaries may experience negative reactions from their respective customers, regulators and employees;

•	RAI will be required to pay certain costs relating to the Lorillard merger, whether or not the Lorillard merger is completed;

•	RAI may be required to pay a cash termination fee as prescribed by the merger agreement;

•

RAI may be required to pay $210 million of any termination fee received from Lorillard to Imperial Sub in the event that a termination of the merger agreement results in the termination of the asset purchase agreement, and RAI may be required to pay BAT an expense reimbursement of up to $30 million in the event of termination of the merger agreement and up to $8.5 million in the event of termination of the asset purchase agreement;

•

the merger agreement places certain restrictions on the conduct of the business of RAI and its subsidiaries prior to completion of the Lorillard merger, which may have prevented RAI from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities following the signing of the merger agreement;

•

matters relating to the Lorillard merger (including integration planning) will require substantial commitments of time and resources by RAI management, which could have resulted in the distraction of RAI’s management from ongoing business operations following the signing of the merger agreement; and

•	litigation related to any failure to complete the Lorillard merger or related to any enforcement proceeding commenced against RAI to perform its obligations under the merger agreement.

If the Lorillard merger is not completed, the risks described above may materialize and they may have an adverse effect on RAI’s results of operations, cash flows and financial position.

After completion of the Lorillard merger, RAI may fail to realize the expected synergies and other benefits of the Lorillard merger, which could have an adverse effect on RAI’s consolidated results of operations, cash flows and financial position.

The success of the Lorillard merger will depend, in part, on RAI’s ability to realize the expected synergies and other benefits from combining the businesses of RAI and Lorillard and their respective subsidiaries and affiliates. RAI’s ability to realize these anticipated benefits and cost savings is subject to certain risks, including the following:

•	the ability to successfully combine and integrate the businesses of RAI, Lorillard and their respective subsidiaries;

•	RAI’s ability to reduce its level of indebtedness in a timely manner following the Lorillard merger; and

•	the ability to successfully transition manufacturing of NEWPORT from Lorillard’s manufacturing facility to RJR Tobacco’s manufacturing facility when and as expected.

If RAI is not able to successfully combine the businesses of RAI, Lorillard and their respective subsidiaries within the anticipated time frame, or at all, the expected synergies and other benefits, including cost savings, of the Lorillard merger may not be realized fully or at all or may take longer to realize than expected and the combined businesses may not perform as expected. In addition, if RAI is unable to timely reduce its level of indebtedness following the Lorillard merger, RAI will be subject to increased demands on its cash resources and tightening financial covenants under its revolving credit facility, which could result in a breach of the covenants or otherwise adversely affect the business and financial results of the combined company.

Further, RAI and Lorillard and their respective subsidiaries and affiliates have operated and, until completion of the Lorillard merger, will continue to operate independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees or customers of RAI or Lorillard or their respective subsidiaries, the disruption of the companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-Lorillard merger integration process that takes longer than originally anticipated. RAI will be required to devote significant management attention and resources to integrating the business practices and operations of RAI and Lorillard. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management;

•	the lack of personnel or other resources to pursue other potential business opportunities, such as possible acquisition opportunities; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies,

any of which could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or its ability to achieve the anticipated benefits of the Lorillard merger or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company.

Accordingly, even if the Lorillard merger is completed, the contemplated benefits may not be realized fully, or at all, or may take longer to realize than expected.

RAI will incur significant transaction related costs in connection with the Lorillard merger and the divestiture.

RAI has incurred and expects to incur significant costs associated with the Lorillard merger, the divestiture and combining the operations of the two companies. The significant costs associated with the Lorillard merger and divestiture include, among others, fees and expenses of financial advisors and other advisors and representatives, certain employment-related costs relating to employees of Lorillard, litigation costs, costs of public relations firms engaged in connection with the Lorillard merger, filing fees due in connection with filings required under the HSR Act and filing fees and printing and mailing costs for the definitive Joint Proxy Statement/Prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the Lorillard merger and divestiture are completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives, filing fees under the HSR Act and fees and expenses related to the definitive Joint Proxy Statement/Prospectus. RAI also will incur transaction fees and costs related to formulating and implementing integration plans with respect to the two companies, including facilities and systems consolidation costs. Furthermore, the transaction fees and costs associated with the divestiture could deviate from RAI’s current expectations, particularly if Imperial Sub fails to or is unable to perform under the reciprocal manufacturing agreement. RAI continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Lorillard merger and the integration of the two companies’ businesses. The expected net benefits associated with these costs may not be achieved in the near term, or at all.

After completion of the Lorillard merger, RAI, through its subsidiaries, will continue to be dependent on the U.S. cigarette market, which is expected to continue to decline. In addition, RAI will continue to be dependent on premium and super premium cigarette brands. The continued decline in U.S. cigarette consumption, or the transition of consumers away from premium cigarette brands, could have an adverse effect on the consolidated results of operations, cash flows and financial position of RAI.

RAI’s subsidiaries are, and, following the Lorillard merger, will continue to be, dependent on the U.S. cigarette market. In connection with the merger, RAI is not acquiring any brands outside of the United States and the assets of Lorillard’s subsidiaries related to the electronic cigarette brands blu eCIGS and SKYCIG are included in the divestiture. Lorillard, like RAI, previously divested its international cigarette business.

After completion of the Lorillard merger and the divestiture, RAI’s subsidiaries’ U.S. combustible cigarette brands will include, among others, NEWPORT, CAMEL, PALL MALL and NATURAL AMERICAN SPIRIT. RAI estimates that its sales in the United States attributable to combustible cigarettes would have represented approximately 90% of RAI’s pro forma 2014 net sales, assuming the merger and the divestiture had occurred on January 1, 2014. U.S. cigarette consumption has declined since 1981 for a variety of reasons, including, for example, price increases, restrictions on advertising and promotions, smoking prevention campaigns, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups, and migration to smoke-free products. U.S. cigarette consumption is expected to continue to decline.

In addition, RAI’s subsidiaries’ brands are subject to consumer price sensitivities, with certain brands subject to greater price sensitivities than others or competitors’ brands. Some consumers may switch to a lower priced brand than the brands offered by RAI’s subsidiaries. As a result of the acquisition of Lorillard’s subsidiaries’ brands, which principally consist of NEWPORT, RAI’s subsidiaries’ concentration of premium brands would increase significantly. As a result, RAI’s subsidiaries will become more susceptible to consumer price sensitivities after the Lorillard merger. A downturn in the economy or other adverse financial or economic conditions could increase the number of consumers switching to a lower priced brand than any of those offered by RAI’s subsidiaries.

The continued decline in U.S. cigarette consumption, or the transition of consumers away from premium cigarette brands, could have an adverse effect on the consolidated results of operations, cash flows and financial position of RAI.

RAI and its subsidiaries may have to make additional contributions to fund its pension and other post-retirement benefit plans, or, following the completion of the Lorillard merger, any such plans of Lorillard.

RAI and Lorillard and their respective subsidiaries currently maintain and contribute to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension and other post-retirement benefit plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and discount rate. RAI may have to make additional contributions to fund its pension and other post-retirement benefit plans, or, following the completion of the Lorillard merger, any such plans of Lorillard. Additional contributions could have an adverse effect on the results of operations, cash flows and financial position of RAI.

Risks Related to the Offering

The unaudited pro forma condensed combined financial statements included in this prospectus supplement are preliminary and the actual results of operations, cash flows and financial position after the Lorillard merger and the divestiture may differ materially.

The unaudited pro forma condensed combined financial statements in this prospectus supplement are presented for illustrative purposes only and are not necessarily indicative of what RAI’s actual results of operations, cash flows and financial position would have been had the Lorillard transactions been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the Lorillard identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized, as well as the assets and liabilities divested to Imperial Sub. The Lorillard merger purchase price allocation reflected in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Lorillard that are acquired in the Lorillard merger and those assets and liabilities of RAI and Lorillard divested in the divestiture as of the date of the completion of the Lorillard merger and the divestiture, respectively. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this prospectus supplement.

For more information, see “RAI Unaudited Pro Forma Condensed Combined Financial Statements” in this prospectus supplement.

All of RAI’s operations are conducted through its subsidiaries, and this structure may impair RAI’s ability to make payments on the notes. In addition, the notes and related guarantees will be structurally subordinated to creditors (including trade creditors) of non-guarantor subsidiaries of each of RAI and the guarantors, which may include Lorillard after the completion of the Lorillard merger.

The notes will be the direct obligations of RAI. Certain of RAI’s subsidiaries, including its material domestic subsidiaries, will guarantee RAI’s obligations under the notes. Because RAI’s operations are conducted through its subsidiaries, RAI’s cash flow and its ability to service its debt, including the notes, depends upon the earnings of its subsidiaries and their loans, dividends, distributions or other payments to or for the benefit of RAI. This structure may impair RAI’s ability to make payments on the notes. The ability of RAI’s subsidiaries to pay dividends and make other distributions is subject to applicable law. Claims of creditors of non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of those non-guarantor subsidiaries over the claims of creditors of RAI and the guarantors, including holders of the notes. This lack of priority over claims of creditors of non-guarantor subsidiaries is referred to as structural subordination.

Your right to receive payments on the notes may be effectively subordinated to those lenders who may have a security interest in the assets of RAI and the guarantor subsidiaries in the future.

The notes and the related guarantees are unsecured. In the future, RAI and its guarantor subsidiaries may incur indebtedness that is secured by their respective tangible and intangible assets, including the equity interests of certain subsidiaries. The RAI indenture contains a “negative pledge” covenant that requires RAI and certain of its subsidiaries, including some of the guarantors, to pledge equally and ratably as security for the notes offered hereby certain collateral it may pledge for certain other indebtedness. That covenant, however, is subject to exceptions, as described in more detail in the accompanying prospectus. If RAI or any of its guarantor subsidiaries were unable to repay any indebtedness secured by collateral that does not also secure the notes offered hereby and related guarantees on an equal and ratable basis, the creditors of such obligations could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the RAI indenture. Because the notes are unsecured, it is possible in such a case that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to fully satisfy your claims.

The guarantees will be terminated without the consent of the noteholders if the guarantors of the notes are released as guarantors under the revolving credit facility.

RAI’s obligations under the notes will be guaranteed by certain of RAI’s subsidiaries, including its material domestic subsidiaries. These subsidiaries guarantee the obligations of RAI under its bridge credit facility, existing notes and revolving credit facility and are expected to guarantee RAI’s obligations under the RAI exchange notes. Under the terms of the RAI indenture, if any guarantor of the notes ceases to be a guarantor under the revolving credit facility (or any replacement or financing thereof), that guarantor will be released automatically from all of its obligations under both the RAI indenture and its guarantee of the notes, and, as a result, that guarantee will terminate. No noteholder consent is required in this event.

Some or all of the guarantees under the revolving credit facility may be released in accordance with the provisions of such facility, or such facility may be terminated, and any replacements or refinancings thereof may not require guarantees of RAI’s obligations thereunder.

Not all of the current guarantors of the revolving credit facility are required to continue to guarantee such facility and could be released as guarantors thereunder, which would result in their being released as guarantors of the notes.

The revolving credit facility generally only requires that “material subsidiaries,” as defined in the revolving credit facility, guarantee the revolving credit facility. Not all of the RAI subsidiaries that currently guarantee the revolving credit facility are material subsidiaries under the revolving credit facility. The revolving credit facility authorizes the administrative agent thereunder to take any action requested by RAI to release the guarantee of a subsidiary guarantor if, among other circumstances, the subsidiary ceases to be a material subsidiary as defined in the revolving credit facility. Therefore, the notes may not continue to be guaranteed to the same extent as they will be upon issuance, or at all, because, as described above, any guarantor of the notes that ceases to be a guarantor under the revolving credit facility will be automatically released from its obligations under the guarantee of the notes.

Your right to be repaid would be adversely affected if a court determined that any of the guarantors of the notes made any guarantee for inadequate consideration or with the intent to defraud creditors.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer or conveyance laws, a guarantee made by any of the guarantors could be voided, or claims on the guarantees made by any of the guarantors could be subordinated to all other obligations of any such guarantor, if the guarantor, at the time it incurred the obligations under any guarantee:

•	incurred the obligations with the intent to hinder, delay or defraud creditors;

•	received less than reasonably equivalent value in exchange for incurring those obligations, and was insolvent or rendered insolvent by reason of that incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of the fraudulent transfer laws vary depending on the law applied in the proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

Many of the foregoing terms are defined in or interpreted under those fraudulent transfer statutes. RAI cannot be certain what standard a court would apply to determine whether a guarantor was “insolvent” as of the date it guarantees the notes, and cannot assure you that, regardless of the method of valuation, a court would not determine that such guarantor was insolvent on that date. Nor can RAI assure you that a court would not determine, regardless of whether such guarantor was insolvent on the date of such guarantee of the notes, that the payments constituted fraudulent transfers on another ground.

The liability of each guarantor under the RAI indenture will be limited to the amount that will result in its guarantee not constituting a fraudulent conveyance or improper corporate distribution, and we cannot assure you as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor.

Since there are no cross-default or cross-acceleration provisions in the RAI indenture related to the notes, a default or an acceleration event under the bridge credit facility or the revolving credit facility, or any other indebtedness of RAI, including other series of debt securities issued under the RAI indenture (including the RAI exchange notes) will not permit the holders of the notes to declare a default or accelerate repayment under the notes unless independent grounds exist.

A payment default with respect to, or a default that could accelerate the repayment of, any “material indebtedness” of RAI, as such term is defined under the bridge credit facility and revolving credit facility, constitutes an event of default under the bridge credit facility and revolving credit facility. It is anticipated that each series of notes offered hereby will constitute “material indebtedness” under such facilities.

However, unless a default has independently occurred with respect to the notes, a default under RAI’s bridge credit facility or revolving credit facility, or any other indebtedness, will not cause a default under the RAI indenture, or give the holders of the debt securities thereunder, including the notes, a right to accelerate such debt securities. Furthermore, a default or an acceleration event under one series of debt securities issued pursuant to the RAI indenture (including any series of notes offered hereby) will not cause a default or change of control repurchase event with respect to a separate series.

As a result, if RAI defaults in its obligations under the bridge credit facility or revolving credit facility or other indebtedness, including other series of debt securities issued under the RAI indenture, such as the RAI exchange notes, but does not default in its obligations under the notes offered hereby, the agents or lenders under such facility or other holders of such indebtedness can exercise their remedies at a time when the holders of the notes offered hereby would have no similar rights. If RAI was required to repay in full significant outstanding sums upon such a default, it could jeopardize its ability to make regularly scheduled interest or principal payments on the notes.

Certain changes of control that constitute an event of default under the bridge credit facility and revolving credit facility, or that would require RAI to offer to repurchase certain series of its existing notes, would not require RAI to offer to repurchase the notes offered hereby.

Certain of the changes of control that constitute events of default under RAI’s bridge credit facility and revolving credit facility will not obligate RAI to offer to repurchase the notes. For example, and without limitation, a change of control must be combined with a certain credit rating downgrade of a series of the notes offered hereby in order for RAI to be required to offer to repurchase that series of notes, whereas a change of control need not be combined with a credit rating downgrade in order to constitute an event of default under the bridge credit facility or revolving credit facility.

Moreover, certain changes of control which would require RAI to offer to repurchase certain series of its existing notes would not require it to offer to repurchase the notes offered hereby. For example, under certain series of RAI’s existing notes, more varieties of credit rating downgrades will, when combined with a change of control, require RAI to offer to repurchase such series than is the case with the notes offered hereby.

As a result, RAI may be in default under the bridge credit facility and revolving credit facility in connection with a change of control, or may be required to offer to repurchase certain series of existing notes, at a time when it is not required to repurchase any series of the notes offered hereby. Because the RAI indenture does not contain any cross-default provisions, such an event of default under the bridge credit facility or revolving credit facility, or repurchase event under certain series of existing notes, would not constitute an event of default under, or require RAI to repurchase, any series of the notes offered hereby. If RAI was required to repay in full significant outstanding sums under the bridge credit facility or revolving credit facility upon such a default, or repurchase any series of existing notes, it could jeopardize its ability to make regularly scheduled interest or principal payments on the notes offered hereby.

RAI may not have sufficient cash to redeem the notes in the event of a special mandatory redemption or to repurchase the notes upon a change of control if required to do so.

RAI’s ability to pay cash to the holders of notes following the trigger of a special mandatory redemption or the occurrence of a change of control requiring such repurchase under the terms of the notes may be limited by its then-existing financial resources.

In the event (1) we do not complete the Lorillard merger on or prior to January 15, 2016 or (2) the merger agreement is terminated on or at any time prior to such date, we will be obligated to redeem all the notes of each series on the special mandatory redemption date at the special mandatory redemption price, which is 101% of the aggregate principal amount of each series of such notes, plus accrued and unpaid interest from the date of initial issuance (or the most recent interest payment date on which interest was paid) to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). We are not obligated to place the proceeds of the offering of the notes in escrow prior to the closing of the Lorillard merger or to provide a security interest in those proceeds. Accordingly, we will need to fund any special mandatory redemption using proceeds that we have voluntarily retained or from other sources of liquidity. In the event of a special mandatory redemption, we may not have sufficient funds to redeem all of the notes.

Certain changes of control, as well as certain events accelerating other indebtedness, constitute events of default under the revolving credit facility; therefore, borrowings under the revolving credit facility may not be available to fund repurchases of the notes. If RAI was required to repay in full significant outstanding sums under the bridge credit facility or revolving credit facility upon such a change of control, or repurchase any or all series of its notes, including the RAI exchange notes and the notes offered hereby, it could jeopardize its ability to repay or repurchase all such obligations. Consequently, there can be no assurance that RAI will have sufficient funds available when necessary to make any required repurchases.

The Lorillard Tobacco notes contain similar provisions obligating Lorillard Tobacco (which obligation will be expressly assumed by RJR Tobacco in connection with the Lorillard Tobacco merger) to repurchase the Lorillard Tobacco notes upon certain changes of control combined with adverse credit rating events. To the extent any material amount of Lorillard Tobacco notes remain outstanding after the completion of the RAI exchange offers, RAI’s ability to repurchase the notes offered hereby upon a change of control may also be negatively affected if its subsidiary RJR Tobacco must also offer to repurchase the Lorillard Tobacco notes due to the same event.

You may find it difficult to sell the notes or to sell them at a price you deem sufficient because there is no established trading market for the notes.

The notes will be new securities for which no established trading market currently exists. RAI does not intend to list the notes on any securities exchange. The underwriters have advised RAI that they currently intend to make a market in the notes, but they are not obligated to do so and may discontinue market-making at any time without notice. The liquidity of any market for the notes and pricing for the notes will depend upon various factors, including:

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	the overall market for similar debt securities;

•	RAI’s financial performance and prospects;

•	the prospects for companies in the tobacco industry generally; and

•	prevailing interest rates.

If we do not complete the Lorillard merger on or prior to January 15, 2016, or the merger agreement is terminated prior to that date, we will be required to redeem each series of notes, and you therefore may not obtain your expected return on such redeemed notes.

We may not be able to complete the Lorillard merger within the time frame specified under “Description of the Notes—Special Mandatory Redemption.” Our ability to complete the Lorillard merger is subject to customary closing conditions under the merger agreement, which may not be satisfied. There is no guarantee that the Lorillard merger will be completed. In the event (1) we do not complete the Lorillard merger on or prior to January 15, 2016 or (2) the merger agreement is terminated on or at any time prior to such date, we will redeem all the notes of each series on the special mandatory redemption date at the special mandatory redemption price.

We are not obligated to place the net proceeds of this notes offering into escrow pending the completion of the Lorillard merger, or to provide holders of the notes any security interest in the proceeds, and consequently the net proceeds may not be available in the event the special mandatory redemption is triggered, and may be at greater risk of loss than if they were placed into escrow.

To the extent the net proceeds of this notes offering are not immediately applied to finance the cash portion of the merger consideration, the unpaid fees and expenses incurred in connection with the Lorillard transactions and the other cash uses described in this prospectus supplement, RAI expects to invest the net proceeds in certain U.S. federal, state or municipal securities, time deposits, repurchase obligations, commercial paper, money market funds or certain other marketable, shorter term investments, or demand deposits in major institutions. RAI does not, however, expect to deposit the net proceeds into an escrow account with financial or trust institutions or to grant any security interest in the net proceeds to the noteholders or the RAI indenture trustee. As a result, the net proceeds may be subject to a greater risk of loss than if they were deposited into escrow, which may jeopardize RAI’s ability to fund the merger consideration, and the unpaid fees and expenses incurred in connection with the Lorillard transactions, or to fund the special mandatory redemption in the event the Lorillard merger is not completed on or prior to January 15, 2016 or the merger agreement is terminated prior to that date.

Our credit ratings may not reflect all risks of your investment in the notes.

The credit ratings assigned to the notes are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agency, if, in such rating agency’s judgment, circumstances so warrant.

Credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our borrowing costs.

USE OF PROCEEDS

We estimate the net proceeds to RAI from the sale of the notes, after deducting underwriting discounts and our estimated offering expenses, will be approximately $8.9 billion. We intend to use these net proceeds of this offering, together with the other sources of funds described below, to finance the cash portion of the merger consideration, the unpaid fees and expenses incurred in connection with the Lorillard transactions, the cash out of certain Lorillard equity awards, the payment of certain change of control payments as contemplated by the merger agreement and the repayment of any amounts outstanding under the Lorillard Tobacco credit facility that will be terminated in connection with the Lorillard merger as contemplated by the merger agreement. Any balance will be used for general corporate purposes. Pending application of the net proceeds of this offering, RAI expects to invest the net proceeds in certain U.S. federal, state or municipal securities, time deposits, repurchase obligations, commercial paper, money market funds or certain other marketable, shorter term investments, or demand deposits in major institutions.

We intend to finance the cash portion of the merger consideration, the unpaid fees and expenses incurred in connection with the Lorillard transactions and the other uses of funds described above—currently estimated to total approximately $18.6 billion—with:

•	the net proceeds of this offering;

•	the net proceeds to RAI of the divestiture;

•	the proceeds of the BAT share purchase;

•	available cash;

•	only to the extent necessary, up to $500 million in borrowings under our revolving credit facility; and

•	subject to availability as discussed below and only to the extent necessary, borrowings under our bridge credit facility.

The amount of the bridge credit facility available at closing is subject to reduction in accordance with its terms, including, but not limited to, reduction by the amount of debt securities issued, including the notes offered hereby, and/or equity securities (subject to certain exceptions, including equity securities issued in the BAT share purchase or to Lorillard shareholders in the Lorillard merger).

The following table sets forth the expected sources and uses of funds in connection with the Lorillard transactions. All dollar amounts are in millions.

Source of Funds	Amount	Use of Funds	Amount
Notes Offered Hereby(1)	$9,000	Cash Consideration(2)	$18,317
Divestiture, Net of Tax	4,400	Estimated Unpaid Fees
BAT Share Purchase	4,684	and Expenses	170
Available Cash	486	Change of Control Payments	83
Revolving Credit Facility	0	Amounts Outstanding Under
Bridge Credit Facility(1)	0	Lorillard Tobacco Credit Facility	0

Total Sources	$18,570	Total Uses	$18,570

(1)	Assumes no borrowings under the bridge credit facility are used as a source of funds to finance the Lorillard transactions as described above.
(2)	Includes the cash portion of the merger consideration and an estimate of approximately $73.0 million to cash out Lorillard stock options and stock appreciation rights as contemplated by the merger agreement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of RAI and its subsidiaries for the periods indicated on an actual basis without giving pro forma effect to the Lorillard transactions. Earnings consist of income from continuing operations before earnings from equity investments, income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of original debt issuance discount and expense and the interest portion of rental expense.

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
Ratio of earnings to fixed charges	10.2x	10.6x	9.1x	11.3x	8.7x	9.7x	7.7x

CAPITALIZATION

The following table sets forth the cash and cash equivalents and total capitalization of RAI and its subsidiaries as of March 31, 2015, on:

•	an actual basis;

•	an as adjusted basis, giving effect to this offering (but not the application of the proceeds of this offering); and

•

a pro forma as adjusted basis, giving effect to the Lorillard transactions and the financing thereof, including the application of the proceeds of this offering, and certain adjustments and/or reclassifications related thereto.

The pro forma as adjusted information does not give effect to the Lorillard Tobacco merger or the RAI exchange offers, which are not expected to have any effect on the overall capitalization of RAI and its subsidiaries. This table should be read in conjunction with the information under “Use of Proceeds” and “RAI Unaudited Pro Forma Condensed Combined Financial Statements” and the consolidated financial statements of RAI and its subsidiaries and the notes thereto incorporated by reference herein. All dollar amounts are in millions.

	As of March 31, 2015
	Actual	As Adjusted	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$1,615	$10,522	$3,218

Debt:
Bridge credit facility	—	—	—

Revolving credit facility(1)	—	—	—

Notes, including current maturities:
Existing notes of RAI(2)	5,079	5,079	5,079
2018 notes offered hereby	—	1,250	1,250
2020 notes offered hereby	—	1,250	1,250
2022 notes offered hereby	—	999	999
2025 notes offered hereby	—	2,492	2,492
2035 notes offered hereby	—	747	747
2045 notes offered hereby	—	2,238	2,238
Lorillard Tobacco notes(3)	—	—	4,095

Total notes	5,079	14,055	18,150

Total debt	5,079	14,055	18,150

Shareholders’ equity:
Capital stock(4)	—	—	—
Paid-in capital	6,200	6,200	18,464
Accumulated deficit	(1,284)	(1,284)	(234)
Accumulated other comprehensive loss	(397)	(397)	(397)

Total shareholders’ equity	4,519	4,519	17,833

Total capitalization	$9,598	$18,574	$35,983

(1)	Subsequent to March 31, 2015, RAI borrowed $1.1 billion under the revolving credit facility to pay master settlement agreement settlement expenses, which amount remains outstanding as of the date of this prospectus supplement.

(2)	Actual amount reflects the $5.05 billion principal amount of RAI’s existing notes, net of unamortized discount of $14 million, and unamortized gain on termination of hedge accounting of $43 million. RAI’s existing 1.05% Senior Notes due 2015, in the outstanding principal amount of $450 million, mature on October 30, 2015.

(3)	In connection with the Lorillard Tobacco merger, RJR Tobacco will expressly assume Lorillard Tobacco’s outstanding obligations, and RJR will expressly assume Lorillard’s guarantee obligations, under the Lorillard Tobacco notes and Lorillard Tobacco indenture. The aggregate outstanding principal amount of Lorillard Tobacco notes was $3.5 billion as of March 31, 2015. Amount in table reflects an additional $67 million related to an interest rate swap and $528 million estimated fair value.

(4)	Common shares issued actual and as adjusted: 532,013,134; common shares issued pro forma as adjusted: 714,957,343; common shares authorized: 1,600,000,000; Series B Preferred Stock issued: 1,000,000 (held by RJR); preferred shares authorized: 100,000,000, of which 1,000,000 are designated as Series B Preferred Stock.

THE LORILLARD TRANSACTIONS

The Lorillard Merger

The merger agreement provides that, on the terms and subject to the conditions therein, at the effective time of the Lorillard merger, merger sub will merge with and into Lorillard. As a result of the Lorillard merger, the separate corporate existence of merger sub will cease, and Lorillard will continue as the surviving corporation and a wholly owned subsidiary of RAI.

The Lorillard merger has received the required approvals of the shareholders of RAI, Lorillard and Imperial, the FTC has accepted for public comment the consent agreement (on terms that do not require RAI or its affiliates to divest assets beyond what they have agreed to divest in the asset purchase agreement) resolving the FTC’s allegations that RAI’s proposed acquisition of Lorillard would violate federal antitrust laws and the waiting period relating to the Lorillard merger under the HSR Act has expired. See “—FTC Consent Agreement” below. In addition, the court in the U.S. Department of Justice case has entered an order subjecting Imperial Sub and certain of its affiliates to the final judgment and remedial order in that case with respect to certain of the transferred assets, which was a condition to completion of the divestiture. Consequently, the significant conditions to the completion of the Lorillard transactions have been satisfied, and RAI currently expects the Lorillard transactions to be completed on or about June 12, 2015. The Lorillard transactions are, however, subject to additional customary closing conditions, some of which are described below, and RAI cannot guarantee that the Lorillard transactions will in fact be completed on or about such date, or at all.

The merger agreement provides that, unless RAI and Lorillard agree otherwise in writing, the closing of the Lorillard merger will take place as soon as practicable (but in no event later than the third business day) after all closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions); provided, however, that if and to the extent necessary to consummate the financing of the Lorillard merger (including through this notes offering), the closing will occur on any business day (as may be specified by RAI on no less than three business days’ prior written notice to Lorillard) during the ten business day period beginning on the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions). That ten business day period started on June 8, 2015.

Due to the remaining conditions to the Lorillard merger, no assurance can be given as to when, or if, the Lorillard merger will be completed. Though an end date of July 15, 2015, has been set for the closing of the Lorillard merger, this end date will automatically be extended by six months if, on July 15, 2015, the only conditions under the merger agreement that have not been satisfied or waived (other than customary conditions to be satisfied or waived immediately before closing) relate to antitrust-related temporary restraining orders, preliminary injunctions, judgments or similar legal restraints.

If the Lorillard merger is completed, each share of Lorillard common stock (other than treasury shares held by Lorillard and any shares of Lorillard common stock owned by any Lorillard subsidiary, RAI or merger sub) automatically will be converted into the right to receive (1) 0.2909 of a fully paid and nonassessable share of RAI common stock plus (2) $50.50 in cash. No fractional shares of RAI common stock will be issued in the Lorillard merger, and Lorillard shareholders will receive cash in lieu of any fractional shares.

Based on the closing price of a share of RAI common stock on the New York Stock Exchange on June 9, 2015, the most recent practicable trading day prior to the date of this prospectus supplement, the merger consideration represented approximately $71.48 in value for each share of Lorillard common stock. Pursuant to the merger agreement, RAI agreed to acquire Lorillard in the Lorillard merger for cash and stock consideration of approximately $25.9 billion (based on the closing price of RAI common stock on June 9, 2015 and 360.3 million outstanding shares of Lorillard common stock at March 31, 2015), including required cash payments for outstanding Lorillard stock options and stock appreciation rights. Because RAI will issue a fixed number of shares of RAI common stock in exchange for each share of Lorillard common stock, the value of the merger consideration that Lorillard shareholders will receive in the Lorillard merger will depend on the market price of shares of RAI common stock at the time the Lorillard merger is completed.

The obligations of each of RAI and Lorillard to effect the Lorillard merger are subject to the satisfaction or waiver of the following conditions, among others:

•	the absence of any law, order, judgment or other legal restraint by a court or other governmental entity that prevents, makes illegal or prohibits the closing of the Lorillard merger;

•	the absence of a material adverse effect on the other party since the date of the merger agreement;

•	the accuracy of the representations and warranties of the other party (with the degree of required accuracy depending on the particular representation and warranty); and

•	the performance in all material respects by the other party of their pre-closing obligations under merger agreement.

In addition, the obligations of RAI and merger sub to effect the Lorillard merger are conditioned on the absence of any legal restraint issued or promulgated by a U.S. governmental entity under any antitrust laws (as a result of the Lorillard merger and other than those that may be reflective of the merger agreement and agreements related to the BAT share purchase and divestiture) that would result in a requirement to dispose of or hold separate, or any prohibition or limitation on the ownership, operation or control of, any business, properties or assets of Lorillard, RAI or any of their respective subsidiaries, which, individually or in the aggregate, would reasonably be expected to result in a “substantial detriment,” as defined in the merger agreement.

Among other circumstances, the merger agreement may be terminated at any time prior to the effective time of the Lorillard merger by either RAI or Lorillard if:

•

the Lorillard merger is not completed by July 15, 2015, referred to as the end date; provided that no party may terminate the merger agreement if the Lorillard merger is not completed by the end date if such party has failed to perform its covenants under the merger agreement; provided, further, that the end date will automatically extend by six months if, on the initial end date, the only conditions under the merger agreement that have not been satisfied or waived relate to antitrust regulatory matters; provided, further, that in the event all conditions precedent to the Lorillard merger have been satisfied but the end date, by its terms, would occur before the ten business days contemplated in the merger agreement (related to the completion of the financing of the Lorillard merger discussed above), the end date will be extended by the number of days necessary to provide RAI with the ten business days contemplated thereby; or

•

a governmental entity has issued a law or final and nonappealable judgment making the completion of the Lorillard merger illegal or otherwise preventing the Lorillard merger, the issuance of RAI common stock to Lorillard shareholders pursuant to the Lorillard merger or to BAT pursuant to the BAT share purchase; provided that no party may terminate the merger agreement due to such a law or judgment if such party has failed, in any material respect, to perform its covenants under the merger agreement to prevent, oppose or remove such law or judgment.

FTC Consent Agreement

On May 26, 2015, the FTC accepted for public comment an Agreement Containing Consent Order resolving the FTC’s allegations that RAI’s proposed acquisition of Lorillard would violate federal antitrust laws. The consent agreement allows the Lorillard merger to be completed, provided:

•	the divestiture is completed on the same date as the Lorillard merger and in accordance with the terms of the asset purchase agreement and transfer agreement; and

•

RAI and its affiliates observe certain other terms and conditions, most of which are the same terms and conditions as those contained in the asset purchase agreement, the transfer agreement and ancillary agreements that RAI and Imperial Sub have agreed to.

The consent agreement does not require RAI or any of its affiliates to divest any assets to Imperial Sub other than the assets RAI has agreed to divest pursuant to the asset purchase agreement. The consent agreement, which has a ten-year term, appoints an independent third party to monitor RAI’s and its affiliates’ compliance with the consent agreement.

The FTC has published, in the Federal Register, the consent agreement for a 30-day public comment period ending June 25, 2015. The Lorillard merger and the other Lorillard transactions may be completed (and RAI currently expects the Lorillard merger and other Lorillard transactions to be completed) prior to the expiration of the 30-day comment period. Following the 30-day comment period, the FTC will consider any comments it has received and determine whether to accept the consent agreement as final. If the FTC decides not to accept the consent agreement as final, it may seek modifications to the consent agreement, including the terms of the divestiture, even if the Lorillard merger and the other Lorillard transactions have been completed.

The Divestiture

In connection with entry into the merger agreement, on July 15, 2014, RAI entered into the asset purchase agreement and Lorillard entered into the transfer agreement, in each case with Imperial Sub, and, for certain limited purposes of the asset purchase agreement, Imperial, pursuant to which, subject to the closing of the Lorillard merger, Imperial Sub will acquire (1) the RAI transferred assets and (2) the Lorillard transferred assets.

The closing of the divestiture is subject to the satisfaction of the conditions to the closing of the Lorillard merger (although the transactions contemplated by the transfer agreement will occur immediately prior to the Lorillard merger) and to certain other conditions described below. The transactions contemplated by the divestiture have been approved by Imperial shareholders. Neither RAI shareholders nor Lorillard shareholders were entitled to vote on the divestiture.

The obligations of each of RAI, Lorillard and Imperial Sub to complete the divestiture were also subject to the entry of an order by the United States District Court for the District of Columbia subjecting Imperial Sub (with respect to the WINSTON, SALEM, KOOL and MAVERICK brands, and under certain circumstances, DORAL) to the final judgment and remedial order in the U.S. Department of Justice case. On June 8, 2015, the court entered the foregoing order with respect to Imperial Sub and certain of its affiliates, satisfying such condition to the divestiture.

The aggregate cash purchase price for the transferred assets is an amount equal to approximately $7.056 billion (which, after deducting estimated applicable income taxes, is estimated to provide RAI $4.4 billion in cash), together with the assumption of certain liabilities. The cigarette brands in the transferred assets (other than the electronic cigarette brands blu eCIGS and SKYCIG) are being acquired by Imperial Sub without historic product liabilities.

RAI, Lorillard and Imperial also have entered or will enter into a series of agreements that govern certain pre- and post-divestiture transactions and arrangements, including regarding marketing, manufacturing, intellectual property, transition services and specified settlement obligations. These agreements include the route to market agreement and the reciprocal manufacturing agreement. RAI has entered into the route to market agreement with Imperial Sub in connection with the divestiture, pursuant to which, for a payment to RAI by Imperial Sub of $7 million, each of RAI and Imperial Sub and their respective subsidiaries and affiliates has agreed to comply with certain retail shelf space and wholesale channel obligations. The reciprocal manufacturing agreement will be entered into by RJR Tobacco and Imperial Sub in connection with closing of the merger and the divestiture, pursuant to which for a period of up to two years, subject to extension as provided therein, Imperial Sub will manufacture NEWPORT (and KENT, OLD GOLD and TRUE) on RJR Tobacco’s behalf and RJR Tobacco will manufacture WINSTON, KOOL and SALEM (and, if acquired by Imperial Sub pursuant to the terms of the asset purchase agreement, DORAL) on Imperial Sub’s behalf.

The obligations of each of RAI and Imperial Sub to close the divestiture are subject to the satisfaction or waiver of the following conditions, among others:

•	the absence of legal restraints in effect that would prohibit the divestiture;

•

the absence of any law, order, judgment or other legal restraint by a court or other governmental entity that prohibits or materially restrains the divestiture or the other transactions contemplated by the asset purchase agreement; and

•	the satisfaction of the conditions precedent to the closing of the Lorillard merger.

The obligations of Imperial Sub to close the divestiture are further subject to the satisfaction or waiver of the following conditions, among others:

•

no written notice having been received from the National Association of Attorneys General indicating that it will not change, on or after closing, the cigarette brands listing with respect to certain brands included among the transferred assets;

•

no state having provided written notice that it intends to de-list or not recertify any of the cigarette brands included among the transferred assets, where such de-listing or non-recertification would be reasonably likely to result in the inability of Imperial Sub to sell any or all of the acquired brands in certain states; and

•

no written objection being received from certain third-parties regarding the treatment (agreed upon by RAI, Lorillard and Imperial Sub) to be given the cigarette brands included in the transferred assets under the state settlement agreements.

Among other circumstances, the asset purchase agreement may be terminated at any time prior to the closing of the divestiture by either RAI or Imperial Sub:

•

if the closing of the transactions contemplated by the asset purchase agreement has not occurred by the end date of July 15, 2015; provided that no party may terminate the asset purchase agreement if the divestiture is not closed by July 15, 2015 if such party has failed to perform its covenants under the asset purchase agreement; provided that the end date will automatically be extended by six months if, on July 15, 2015, the only conditions under the asset purchase agreement that have not been satisfied or waived relate to antitrust-related temporary restraining orders, preliminary injunctions, judgments or similar legal restraints; or

•	if there has been a final, nonappealable governmental order issued restraining or prohibiting the sale or transfer of the transferred assets.

Under the transfer agreement, Lorillard agreed to transfer to Imperial Sub, immediately before the effective time of the Lorillard merger, certain Lorillard assets included in the transferred assets, including Lorillard’s Greensboro, North Carolina facility, Lorillard’s Danville, Virginia facility, collective bargaining agreements that Lorillard is a party to and the related pension plan and certain liabilities. Completion of the transfers contemplated by the transfer agreement is subject to the satisfaction of all of the conditions to closing of the Lorillard merger and the divestiture set forth in the merger agreement and the asset purchase agreement, respectively. The transfer agreement will automatically terminate upon termination of the merger agreement or the asset purchase agreement. Under the merger agreement, Lorillard agreed that, prior to the termination of the merger agreement, Lorillard will not (1) amend, modify or waive, grant any consent or extension in respect of, or agree to any change to, any term or condition of the transfer agreement, (2) assign any of its rights or obligations under the transfer agreement or (3) execute any right it may have to terminate the transfer agreement

Under the merger agreement, the Lorillard merger is not conditioned upon the completion of the divestiture, but the consent agreement with the FTC requires that the divestiture occur on the closing date of the Lorillard merger. The transactions contemplated by the transfer agreement will occur immediately prior to the Lorillard merger.

The BAT Share Purchase

Concurrently with the execution of the merger agreement, RAI entered into the subscription agreement with BAT and B&W related to the BAT share purchase. Under the terms of the subscription agreement, BAT has agreed to subscribe for and purchase, directly or indirectly through one or more of its wholly owned subsidiaries, simultaneously with the completion of the Lorillard merger, a number of shares of RAI common stock such that BAT, directly or indirectly through its affiliates, will maintain its approximately 42% beneficial ownership interest in RAI immediately following completion of the Lorillard merger for an aggregate purchase price of approximately $4.7 billion. The per share price to be paid by BAT will be $60.16, which corresponds to the per share price used to determine the number of shares of RAI common stock to which Lorillard shareholders will be entitled at the closing of the Lorillard merger. The subscription agreement requires RAI to use the proceeds from the BAT share purchase to fund the merger consideration, and permits RAI to use the proceeds to pay costs and expenses relating to the Lorillard merger. In addition, RAI has agreed that it will not make certain amendments to the merger agreement or the asset purchase agreement without BAT’s approval.

The obligations of each of RAI and BAT to effect the BAT share purchase are subject to the satisfaction or waiver of the following conditions, among others:

•	the satisfaction or waiver of all conditions to the closing of the Lorillard merger;

•	the preceding or simultaneous closing of the Lorillard merger;

•	the accuracy of the representations and warranties of the other party (with the degree of required accuracy depending on the particular representation and warranty); and

•	the performance in all material respects by the other party of their pre-closing obligations under the subscription agreement.

The subscription agreement may be terminated at any time prior to the closing of the BAT share purchase upon the termination of the merger agreement (in which case the subscription agreement will automatically terminate), among other circumstances.

The Lorillard merger is not conditioned upon the completion of the BAT share purchase.

RAI UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the proposed Lorillard merger and the divestiture. The unaudited pro forma condensed combined balance sheet gives effect to the Lorillard merger and the divestiture as if they had occurred on March 31, 2015, and the unaudited pro forma condensed combined statement of income for the three months ended March 31, 2015, and the year ended December 31, 2014 gives effect to the Lorillard merger and the divestiture as if they had occurred on January 1, 2014, the beginning of the earliest period presented. The following unaudited pro forma financial information is based on the historical consolidated financial statements of RAI and Lorillard, and the assumptions and adjustments set forth in the accompanying explanatory notes. The divestiture is presented from the historical perspective of RAI and Lorillard and is not intended to be indicative of how the transferred assets would operate on a stand-alone basis.

The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the Lorillard merger or the divestiture; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed combined statement of income, expected to have a continuing impact on the combined results of RAI and Lorillard. The unaudited pro forma financial information for the Lorillard merger has been developed from and should be read in conjunction with the RAI unaudited interim condensed consolidated financial statements contained in RAI’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, the RAI audited consolidated financial statements contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2014, the Lorillard unaudited interim condensed consolidated financial statements for the quarterly period ended March 31, 2015 contained in Exhibit 99.2 to RAI’s Current Report on Form 8-K filed on June 9, 2015 and the Lorillard audited consolidated financial statements for the year ended December 31, 2014 contained in Exhibit 99.1 to RAI’s Current Report on Form 8-K filed on June 9, 2015, all of which are incorporated by reference into this prospectus supplement. The unaudited pro forma financial information for the divestiture is derived from the historical accounting records of RAI and Lorillard. The unaudited pro forma financial information reflects the preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed in the Lorillard merger. Fair value estimates were determined based on preliminary discussions between RAI and Lorillard, due diligence efforts and information available in public filings and are subject to revision. The unaudited pro forma financial information is provided for illustrative purposes only and is based on available information and assumptions that RAI and Lorillard believe are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of RAI would have been had the Lorillard merger or the divestiture occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the pro forma financial information.

The unaudited pro forma financial information does not include any adjustment for liabilities or costs related to or that may result from integration and similar activities following the Lorillard merger and the divestiture, since management of RAI has not completed the process of making these assessments. Significant liabilities and related costs may ultimately be recorded for exit or integration activities following the Lorillard merger and divestiture.

RAI anticipates that the Lorillard merger and the divestiture will result in significant annual cost savings and operating synergies that would be unachievable without completing the transactions. RAI currently expects that approximately $800 million of annual cost savings and synergies will be realized within two years of completion of the Lorillard merger and the divestiture. No assurance can be made that RAI will be able to achieve these cost savings and synergies or when they will be realized, and no such cost savings or synergies have been reflected in the unaudited pro forma financial information.

The unaudited pro forma condensed combined statement of income does not include any material nonrecurring charges that might arise as a result of the Lorillard merger or the divestiture. The unaudited pro forma condensed combined balance sheet only includes adjustments for transaction-related costs that are directly attributable to the Lorillard merger or the divestiture and are factually supportable.

The Lorillard merger and the divestiture may result in changes in RAI’s tax rate used to determine deferred income taxes due to changes in apportionment factors related to state income taxes. The unaudited pro forma financial information does not include the impact of such changes on RAI’s existing deferred tax assets and liabilities, as this analysis has not been completed.

Upon closing of the Lorillard merger, each share of Lorillard common stock (other than treasury shares held by Lorillard and any shares of Lorillard common stock owned by any Lorillard subsidiary, RAI or merger sub) automatically will be converted into the right to receive the merger consideration, consisting of (1) 0.2909 of a fully paid and nonassessable share of RAI common stock plus (2) $50.50 in cash. The purchase price will ultimately be determined on the date of the Lorillard merger based upon the fair value of the shares of RAI common stock issued in connection with the Lorillard merger. For purposes of the following unaudited pro forma financial information, giving effect to the merger consideration described above, the estimated aggregate consideration to complete the Lorillard merger is based on the closing price of a share of RAI common stock as quoted on the NYSE on June 9, 2015, the most recent practicable trading date prior to the date of this prospectus supplement, which was $72.13, and approximately 360 million shares of Lorillard common stock outstanding as of March 31, 2015. Generally accepted accounting principles in the United States, referred to as GAAP, require that the merger consideration be measured at the date the Lorillard merger is completed at the then-current market price. This requirement will likely result in a total merger consideration that is different from the amount presented in this unaudited pro forma financial information. Based on the approximately 360 million shares of Lorillard common stock outstanding as of March 31, 2015 and the merger consideration consisting of RAI common stock, each dollar increase (decrease) in the per share price of the RAI common stock will result in an approximately $100 million increase (decrease) in the total consideration for the Lorillard merger, substantially all of which RAI expects would be recorded as an increase (decrease) in the amount of goodwill recorded in the Lorillard merger. The number of outstanding shares of Lorillard common stock will change prior to the closing of the Lorillard merger due to transactions in the normal course, including the vesting and/or exercise of outstanding Lorillard equity awards. This change is not expected to have a material effect on this unaudited pro forma financial information.

This unaudited pro forma financial information does not take into consideration the possible required sale of RJR Tobacco’s DORAL cigarette brand as part of the divestiture. Unaudited pro forma financial information giving effect to any divestiture transactions other than the divestiture to Imperial Sub is not presented because of the speculative nature of the need for and form of such alternate divestiture transactions, which could be in the form of a spin-off, sale or other transaction, or a combination thereof.

RAI currently intends to finance the cash portion of the merger consideration, the unpaid fees and expenses and other cash needs in connection with the Lorillard transactions—currently estimated to total approximately $18.6 billion—with (1) the net proceeds of this offering, (2) the net proceeds to RAI of the divestiture, (3) the proceeds of the BAT share purchase, (4) available cash, (5) only to the extent necessary, up to $500 million in borrowings under its revolving credit facility, and (6) subject to availability and only to the extent necessary, borrowings under its bridge credit facility. The net proceeds from this notes offering are intended to replace or supplement borrowings under the bridge credit facility. The pro forma statement of income assumes that the bridge credit facility is not drawn upon and that the notes are issued in full replacement of any borrowings thereunder.

In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, the Lorillard merger will be accounted for under the acquisition method with RAI as the acquirer of Lorillard. The purchase price will be allocated to the fair values of the assets acquired and liabilities assumed from Lorillard. Since the pro forma financial statements have been prepared based on preliminary estimates and assumptions, the final amounts recorded at the date of the Lorillard merger may differ materially from the information presented. All estimates reflected in the pro forma financial statements are subject to change pending additional review of the assets acquired and liabilities assumed and the final purchase price, and there can be no assurance that any revisions to estimates will not result in material changes to the information presented.

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the separate historical consolidated financial statements of RAI as of and for the year ended December 31, 2014, included in RAI’s Annual Report on Form 10-K filed with the SEC and incorporated by reference into this prospectus supplement;

•

the separate historical unaudited condensed consolidated interim financial statements of RAI as of and for the quarterly period ended March 31, 2015, included in RAI’s Quarterly Report on Form 10-Q filed with the SEC and incorporated by reference into this prospectus supplement;

•

the separate historical consolidated financial statements of Lorillard as of and for the year ended December 31, 2014, included as Exhibit 99.1 to RAI’s Current Report on Form 8-K filed with the SEC on June 9, 2015 and incorporated by reference into this prospectus supplement;

•

the separate historical unaudited condensed consolidated interim financial statements of Lorillard as of and for the quarterly period ended March 31, 2015, included as Exhibit 99.2 to RAI’s Current Report on Form 8-K filed with the SEC on June 9, 2015 and incorporated by reference into this prospectus supplement; and

•	the other information contained in or incorporated by reference into this prospectus supplement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

GIVING EFFECT TO THE LORILLARD MERGER AND THE DIVESTITURE

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(Dollars in Millions, Except Per Share Amounts)

	RAI	Lorillard	Reclassifications Note 3a	Merger- Related Pro Forma Adjustments Note 3	Notes	Pro Forma for Merger Excluding Divestiture	Divestiture Note 4	Notes	Pro Forma for Merger Including Divestiture
Net sales	$1,975	$1,668	$(458)	$—		$3,185	$(498)	4a	$2,687
Net sales, related party	82	—	—	—		82	—		82

Net sales	2,057	1,668	(458)	—		3,267	(498)		2,769
Costs and expenses:
Cost of products sold	850	1,002	(458)	(7)	3b, 3m	1,387	(234)	4b	1,153
Selling, general and administrative expenses	511	179	(5)	(24)	3f, 3m	661	(77)	4c	584
Amortization expense	3	—	5	3	3d	11	(5)	4i	6

Operating income	693	487	—	28		1,208	(182)		1,026
Interest and debt expense	91	45	—	53	3g, 3h	189	—		189
Interest income	(1)	(1)	—	—		(2)	—		(2)
Other income, net	(17)	—	—	—		(17)	—		(17)

Income from continuing operations before income taxes	620	443	—	(25)		1,038	(182)		856
Provision for income taxes	231	168	—	(10)	3i	389	(71)	4d	318

Net income	$389	$275	$—	$(15)		$649	$(111)		$538

Earnings per share attributable to RAI shareholders:
Basic	$0.73								$0.75	Note 5
Diluted	$0.73								$0.75	Note 5
Weighted average shares outstanding, in thousands:
Basic	531,527								714,471	Note 5
Diluted	533,497								716,441	Note 5

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

GIVING EFFECT TO THE LORILLARD MERGER AND THE DIVESTITURE

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in Millions, Except Per Share Amounts)

	RAI	Lorillard	Reclassifications Note 3a	Merger- Related Pro Forma Adjustments Note 3	Notes	Pro Forma for Merger Excluding Divestiture	Divestiture Note 4	Notes	Pro Forma for Merger Including Divestiture
Net sales	$8,160	$6,990	$(1,938)	$—		$13,212	$(2,248)	4a	$10,964
Net sales, related party	311	—	—	—		311	—		311

Net sales	8,471	6,990	(1,938)	—		13,523	(2,248)		11,275
Costs and expenses:
Cost of products sold	4,058	4,252	(1,938)	(24)	3b, 3m	6,348	(1,092)	4b	5,256
Selling, general and administrative expenses	1,871	630	(23)	(70)	3f, 3m	2,408	(268)	4c	2,140
Amortization expense	11	—	23	12	3d	46	(23)	4i	23

Operating income	2,531	2,108	—	82		4,721	(865)		3,856
Interest and debt expense	286	179	—	298	3g, 3h	763	—		763
Interest income	(3)	(7)	—	—		(10)	—		(10)
Other income, net	(14)	—	—	—		(14)	—		(14)

Income from continuing operations before income taxes	2,262	1,936	—	(216)		3,982	(865)		3,117
Provision for income taxes	817	749	—	(84)	3i	1,482	(337)	4d	1,145

Income from continuing operations	1,445	1,187	—	(132)		2,500	(528)		1,972
Income from discontinued operations, net of tax	25	—	—	—		25	—		25

Net income	$1,470	$1,187	$—	$(132)		$2,525	$(528)		$1,997

Earnings per share attributable to RAI shareholders:
Basic	$2.76								$2.79	Note 5
Diluted	$2.75								$2.78	Note 5
Weighted average shares outstanding, in thousands:
Basic	533,160								716,104	Note 5
Diluted	534,970								717,914	Note 5

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

GIVING EFFECT TO THE LORILLARD MERGER AND THE DIVESTITURE

AS OF MARCH 31, 2015

(Dollars in Millions)

	RAI	Lorillard	Reclassifications Note 3a	Merger- Related Pro Forma Adjustments Note 3	Notes	Pro Forma for Merger Excluding Divestiture	Divestiture Note 4	Notes	Pro Forma for Merger Including Divestiture
Assets
Current assets:
Cash and cash equivalents	$1,615	$1,920	$—	$(4,717)	3n	$(1,182)	$4,400	4e	$3,218
Short-term Investments	—	329	—	—		329	—		329
Accounts receivable	118	25	—	—		143	(14)	4g	129
Accounts receivable, related party	56	—	—	—		56	—		56
Other receivables	12	29	—	—		41	—		41
Inventories	1,268	455	—	287	3b	2,010	(231)	4f	1,779
Deferred income taxes, net	704	517	—	(112)	3i	1,109	(5)	4d	1,104
Prepaid expenses and other	216	33	—	823	3d, 3h	1,072	(857)	4g	215

Total current assets	3,989	3,308	—	(3,719)		3,578	3,293		6,871

Property, plant and equipment, net	1,202	298	—	—	3c	1,500	(199)	4h	1,301
Trademarks and other intangible assets	2,418	58	—	3,092	3d	5,568	(356)	4i	5,212
Goodwill	8,015	98	—	25,474	3e	33,587	(1,850)	4j	31,737
Long-term investments	—	154	—	—		154	—		154
Deferred income taxes, net	—	140	(140)	—		—	—		—
Other assets and deferred charges	226	98	—	39	3g, 3h	363	—		363

	$15,850	$4,154	$(140)	$24,886		$44,750	$888		$45,638

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$126	$36	$—	$—		$162	$(10)	4l	$152
Tobacco settlement accruals	2,216	1,525	—	—		3,741	—		3,741
Due to related party	1	—	—	—		1	—		1
Deferred revenue, related party	23	—	—	—		23	—		23
Current maturities of long-term debt	450	—	—	—		450	—		450
Other current liabilities	1,409	612	—	101	3f	2,122	(21)	4l	2,101

Total current liabilities	4,225	2,173	—	101		6,499	(31)		6,468
Long-term debt	4,629	3,567	—	9,504	3g, 3h	17,700	—		17,700
Deferred income taxes, net	397	—	(140)	992	3i	1,249	(85)	4d	1,164
Long-term retirement benefits	1,973	472	—	—		2,445	(139)	4k	2,306
Other noncurrent liabilities	107	76	—	—		183	(16)	4l	167
Shareholders’ equity (deficit)	4,519	(2,134)	—	14,289	3f, 3h, 3j, 3k, 3l	16,674	1,159	4m	17,833

Total liabilities and shareholders’ equity	$15,850	$4,154	$(140)	$24,886		$44,750	$888		$45,638

See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The accompanying unaudited pro forma financial information is intended to reflect the impact of the Lorillard merger on RAI’s consolidated financial statements and presents the pro forma consolidated financial position and results of operations of RAI after giving effect to the Lorillard merger and the divestiture. The accompanying unaudited pro forma financial information for the Lorillard merger is based on the historical financial statements of RAI and Lorillard, and the accompanying unaudited pro forma financial information for the divestiture is based on the historical accounting records of RAI and Lorillard.

Merger-related pro forma adjustments are included only to the extent they are directly attributable to the Lorillard merger, factually supportable and expected to have a continuing impact on the results of the combined company. The accompanying unaudited pro forma financial information is presented for illustrative purposes only.

The Lorillard merger will be accounted for using the acquisition method of accounting with RAI considered the acquirer. The unaudited pro forma financial information reflects the preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed. Fair value estimates were determined based on preliminary discussions between RAI and Lorillard, due diligence efforts and information available in public filings. The detailed valuation studies necessary to arrive at required estimates of fair values of the assets acquired and liabilities assumed from Lorillard and its affiliates and subsidiaries in the Lorillard merger have not been completed. Significant assets and liabilities that are subject to preparation and completion of valuation studies to determine appropriate fair value adjustments include property, plant and equipment, identifiable intangible assets and debt obligations. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred income taxes.

Immediately prior to or immediately after the closing of the Lorillard merger, as the case may be, and pursuant to the asset purchase agreement and the transfer agreement, RAI and Lorillard, directly or indirectly through one or more of their respective subsidiaries or affiliates, will divest the transferred assets and certain liabilities to Imperial Sub in the divestiture. Divestiture-related pro forma adjustments are included only to the extent they are directly attributable to the divestiture, factually supportable, and with respect to the unaudited pro forma condensed combined statements of income, expected to have a continuing impact on the results of the combined company.

Due to the uncertain scope and duration and expected immaterial impact of certain transition services arrangements, including the reciprocal manufacturing agreement to be entered into by RJR Tobacco and Imperial Sub, any potential impact from these arrangements is not reflected in the pro forma financial information.

The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the Lorillard merger and the divestiture as if they had occurred on March 31, 2015, and the Unaudited Pro Forma Condensed Combined Statement of Income for the three months ended March 31, 2015 and the year ended December 31, 2014 gives effect to the Lorillard merger and the divestiture as if they had occurred on January 1, 2014, the beginning of the earliest period presented.

Other Merger-Related Adjustments

The unaudited pro forma financial information reflects certain reclassifications of the Lorillard statement of income and balance sheet categories to conform to RAI presentation.

The unaudited pro forma financial information does not reflect any adjustments to conform Lorillard’s accounting policies to those adopted by RAI, as no such adjustments have been identified that would have a material effect on the unaudited pro forma financial information.

Further review may identify additional reclassifications, intercompany transactions or differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma financial information of the combined company. At this time, RAI is not aware of any reclassifications, intercompany transactions or accounting policy differences that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.

Items Not Adjusted in the Unaudited Pro Forma Financial Information

The unaudited pro forma financial information does not include any adjustment for liabilities or costs related to or that may result from integration activities, since management has not completed the process of making these assessments. Significant liabilities and related costs may ultimately be recorded for employee severance, exit or integration activities following the Lorillard merger and divestiture.

RAI anticipates that the Lorillard merger and the divestiture will result in significant annual cost savings and operating synergies that would be unachievable without completing the transactions. RAI currently expects that approximately $800 million of annual cost savings and synergies will be realized within two years of completion of the Lorillard merger and the divestiture. No assurance can be made that RAI will be able to achieve these cost savings and synergies or when they will be realized, and no such cost savings or synergies have been reflected in the unaudited pro forma financial information.

The Unaudited Pro Forma Condensed Combined Statement of Income does not include any material nonrecurring charges that might arise as a result of the Lorillard merger. The Unaudited Pro Forma Condensed Combined Balance Sheet only includes adjustments for transaction-related costs that are directly attributable to the Lorillard merger or divestiture and are factually supportable.

The Lorillard merger may result in changes in RAI’s tax rate used to determine deferred income taxes due to changes in apportionment factors related to state income taxes. The unaudited pro forma financial information does not include the impact of such changes on RAI’s existing deferred tax assets and liabilities, as this analysis has not been completed.

Note 2—The Lorillard Merger

On July 15, 2014, RAI, merger sub and Lorillard entered into the merger agreement, pursuant to which merger sub will be merged with and into Lorillard as provided therein. As a result of the Lorillard merger, the separate corporate existence of merger sub will cease, and Lorillard will continue as the surviving corporation in the Lorillard merger and a wholly owned subsidiary of RAI.

Merger Purchase Price

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the estimated fair values of the identifiable assets acquired and liabilities assumed in the Lorillard merger and the excess of the consideration over these fair values is recorded to goodwill. The fair value of the merger consideration, or the purchase price, in the unaudited pro forma financial information is estimated to total approximately $25.9 billion, subject to change based on the per share RAI stock price as discussed below. This amount was based on the 360.3 million outstanding shares of Lorillard common stock at March 31, 2015 and the merger consideration. Each share of Lorillard common stock (other than treasury shares held by Lorillard and any shares of Lorillard common stock owned by any Lorillard subsidiary, RAI or merger sub) automatically will be converted into the right to receive the merger consideration, consisting of (1) 0.2909 of a fully paid and nonassessable share of RAI common stock plus (2) $50.50 in cash. The stock price used to determine the value of the stock portion of the merger consideration, for purposes of the unaudited pro forma financial information, is based on the closing price of a share of RAI common stock as quoted on the NYSE on June 9, 2015, the most recent practicable trading date prior to the date of this prospectus supplement, which was $72.13. The actual number of shares of RAI common stock to be issued to Lorillard shareholders upon closing of the Lorillard merger will be based on the actual number of shares of Lorillard common stock outstanding when the Lorillard merger closes, and the valuation of those shares will be based on the trading price of RAI common stock at that time. Lorillard restricted stock and restricted stock unit equity awards outstanding at the time of the closing of the Lorillard merger will receive the merger consideration in accordance with the merger agreement. Lorillard stock options and stock appreciation rights will be cancelled in exchange for a cash payment equal to the excess of the equity award consideration over the exercise price. The fair value of Lorillard equity awards will be considered part of the purchase price. Accordingly, the purchase price includes estimated fair values for Lorillard equity awards of $140 million.

The table below presents the preliminary purchase price as if the Lorillard merger had closed on March 31, 2015, along with a preliminary allocation of purchase price to the assets acquired and liabilities assumed in the Lorillard merger based upon the RAI share price of $72.13 on June 9, 2015, the most recent practicable trading date prior to this prospectus supplement.

Preliminary Purchase Price

(in millions, except per share data)
Lorillard shares outstanding at March 31, 2015	360.3
Lorillard restricted stock and stock units at March 31, 2015	1.0

Total Lorillard shares (see Note 3(k))	361.3
Share exchange ratio	0.2909

Shares of RAI common stock to be issued to Lorillard shareholders	105.1
Price per share of RAI common stock at June 9, 2015	$72.13

Fair value of RAI common stock to be issued	$7,580
Cash paid to Lorillard shareholders at $50.50 per share	18,244
Cash paid for Lorillard stock options and stock appreciation rights	73

Preliminary Purchase Price	$25,897

Based on the 360.3 million shares of Lorillard common stock outstanding as of March 31, 2015 and the stock portion of the merger consideration, each dollar increase (decrease) in the per share price of RAI common stock will result in an approximately $100 million increase (decrease) in the total consideration for the Lorillard merger, substantially all of which RAI expects would be recorded as an increase (decrease) in the amount of goodwill recorded in the Lorillard merger.

Preliminary Allocation of Purchase Price

(dollars in millions)
Cash and cash equivalents	$1,920
Short-term investments	329
Accounts and other receivables	54
Inventories	742
Current deferred income tax assets	405
Prepaid expenses and other current assets	864
Property, plant and equipment	298
Trademarks and other intangible assets	3,150
Goodwill (see Note 3(e))	25,572
Long-term investments	154
Other assets	77
Tobacco settlement accruals and other current liabilities	(2,173)
Long-term debt	(4,095)
Long-term deferred income tax liabilities	(852)
Other liabilities assumed	(548)

Preliminary Purchase Price	$25,897

Upon completion of the fair value assessment following the Lorillard merger, RAI anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of fair value of the assets acquired and the liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

The estimated goodwill to be recognized is attributable primarily to the expected synergies and other benefits that RAI believes will result from combining the operations of Lorillard with the operations of RJR Tobacco. The $25.6 billion estimated goodwill that will be acquired is not expected to be deductible for income tax purposes, and will be included in RAI’s RJR Tobacco operating segment.

No fractional shares of RAI common stock will be issued in the Lorillard merger, and Lorillard shareholders will receive cash in lieu of any fractional shares. The amount of cash required to be disbursed for the fractional shares is not expected to be material, cannot be determined until the closing of the Lorillard merger and is not included in the unaudited pro forma condensed combined financial statements included in this prospectus supplement.

Note 3—Reclassifications and Merger-Related Pro Forma Adjustments

The unaudited pro forma financial information reflects the following adjustments related to the Lorillard merger:

(a)	Reclassifications—Certain reclassifications have been made to amounts in the Lorillard statement of income and balance sheet to conform to RAI’s presentation, including reclassifying Lorillard’s federal excise taxes as a reduction in net sales, presenting Lorillard’s amortization expense within the amortization expense caption instead of selling, general and administrative expenses and reclassifying deferred income taxes.

(b)

Inventory—Adjustment to reflect Lorillard’s inventories at fair value. Lorillard’s tobacco inventories historically have been stated on a last-in, first-out, referred to as LIFO basis, and the adjustment based on historical Lorillard financial information is to reverse the LIFO impact of $4 million and $19 million for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively. RAI’s assumed fair value of Lorillard’s inventory may change after the closing of the

Lorillard merger. RAI’s pro forma fair value adjustment to inventory is based on Lorillard’s inventory as of March 31, 2015. In addition, as RAI sells the acquired inventory, its cost of sales will reflect the increased valuation of Lorillard’s inventory, which will temporarily reduce RAI’s gross margins until such inventory is sold. This is considered a non-recurring adjustment and as such is not included in the Unaudited Pro Forma Condensed Combined Statement of Income.

(c)	Property, plant and equipment—Lorillard’s property, plant and equipment is reflected at book value. No adjustment has been made because it is preliminarily assumed that the recorded book value in the Lorillard balance sheet approximates the fair value. In addition, most of the Lorillard property, plant and equipment will be sold to Imperial Sub as part of the divestiture. As such, there is no adjustment to depreciation expense resulting from a pro forma fair value adjustment.

(d)	Intangible assets—Adjustment to reflect the preliminary fair value estimates of Lorillard’s identifiable intangible assets, net of the historical Lorillard intangible asset value of $58 million. The primary assets included are customer relationships and trademarks. These preliminary fair value estimates were determined based on an income approach, utilizing discounted cash flow valuation model under a relief from royalty methodology using Lorillard’s long range projections.

A preliminary fair value estimate of $200 million relates to amortizable customer relationships. The fair value of these customer relationships is amortized over 20 years. An adjustment to increase amortization expense related to Lorillard’s customer relationships of $2 million and $10 million for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively, is reflected in the Unaudited Pro Forma Condensed Combined Statement of Income.

A preliminary fair value estimate of $2.95 billion relates to trademarks. These fair value estimates are consistent with RAI’s methodology for trademark valuation, and are made up of $2.94 billion related to trademarks with indefinite lives and $10 million related to trademarks with a finite life estimated by RAI of 5 years. RAI’s management took into consideration many factors in determining the preliminary fair value of trademarks and their lives. Trademarks that will not be amortized will be tested for impairment at least annually. An adjustment to increase amortization expense related to Lorillard’s finite life trademarks of $1 million and $2 million for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively, is reflected in the Unaudited Pro Forma Condensed Combined Statement of Income.

Adjustment to reflect preliminary fair value estimates for brands of Lorillard that will be sold to Imperial Sub are reflected as assets held for sale, and are included in prepaid expenses and other current assets. The preliminary fair value estimate of $650 million for the brand MAVERICK was determined based on an income approach, utilizing a discounted cash flow valuation model using Lorillard long term projections. The preliminary fair value estimate of $181 million for the brand blu eCIGS is the aggregate purchase price from the acquisitions of certain assets and operations of blu eCIGS and SKYCIG by Lorillard over the past several years.

(e)	Goodwill—Adjustment to record estimated goodwill resulting from the Lorillard merger. Goodwill represents the residual of the purchase price over the fair value of the identified assets acquired and liabilities assumed. Goodwill is not amortized, but rather is assessed for impairment at least annually, or more frequently whenever events or circumstances indicate that goodwill might be impaired.

(f)	Transaction-related costs—Adjustment to record liabilities of $101 million, net of related tax benefits, for transaction-related costs in other current liabilities with the offset in equity. A liability of $50 million, net of $32 million in related tax benefits, relates to merger advisory fees and a corresponding adjustment to RAI’s shareholders’ equity. This amount does not include estimates for fees that are not readily determinable or factually supportable. A liability of $51 million, net of $32 million in related tax benefits, relates to certain payments for merger and change of control payments that will be made to Lorillard employees under the terms of the merger agreement other than equity based awards (that are reflected in the pro forma balance sheet as described in Note 2).

There was also an adjustment to eliminate nonrecurring transaction-related costs of $20 million ($15 million for RAI and $5 million for Lorillard) and $64 million ($38 million for RAI and $26 million for Lorillard) recorded in the Unaudited Pro Forma Condensed Combined Statement of Income for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively.

(g)	Long-term debt—Adjustments to record long-term debt at fair value using quoted market values as of March 31, 2015. Lorillard deferred debt issuance costs of $21 million were also eliminated. The pro forma adjustments are a result of the quoted market values of the Lorillard debt portfolio being higher than the face amount of the related debt. The quoted market value of a debt instrument is higher than the face amount of the debt when the market interest rates are lower than the stated interest rate of the debt. In acquisition accounting, this results in an increase in debt and a reduction in interest expense to reflect the lower market interest rate. The difference between the fair value of each borrowing, which was based on market interest rates and values as of March 31, 2015, based on each borrowing’s CUSIP bid price, and the face amount of each borrowing is amortized as a reduction in interest expense utilizing the effective interest method over the remaining term of each borrowing based on its maturity date. For the total debt portfolio, the adjustment is a reduction in interest expense of $16 million and $64 million for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively, resulting in interest expense that effectively reflects current market interest rates rather than the stated interest rate. Interest expense is further adjusted to reflect the elimination of amortization related to Lorillard’s previously deferred debt issuance costs of $1 million and $4 million for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively.

(h)	Bond Issuance/Interest Expense—Pro forma statement of income assumes notes are issued in full replacement of any borrowings under the bridge credit facility. The adjustment reflects the issuance of the notes in this offering of $9 billion, net of unamortized debt discounts of $24 million and unamortized debt financing costs of $60 million to fund a portion of the total estimated cash portion of the merger consideration and the fees, expenses and other cash needs in connection with the Lorillard transactions. The fees associated with the bridge credit facility of $8 million, net of $5 million in related tax benefits, are reflected as a reduction to shareholders’ equity and other current assets. Interest costs related to this offering use a weighted average interest rate of approximately 4.50%.

Based on the assumption that the notes offering will fully replace any borrowings under the bridge credit facility, there also was an adjustment to eliminate nonrecurring bridge credit facility financing costs of $31 million and $39 million recorded in the Unaudited Pro Forma Condensed Combined Statement of Income for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively.

Although for purposes of these unaudited pro forma financial statements it has been assumed that the notes offering will fully replace borrowings under the bridge credit facility, the bridge credit facility is available for borrowings up to $9.0 billion to partially finance the cash portion of the merger consideration, the unpaid fees and expenses and other cash needs in connection with the Lorillard transactions. RAI expects to draw upon the bridge credit facility if it cannot initially finance these uses with the notes offering. The loan amount available under the bridge credit facility is subject to reduction in accordance with its terms, which includes reduction by the amount of debt securities issued, including the notes offered by this prospectus supplement. If RAI were to use the bridge credit facility (instead of the notes offered by this prospectus supplement, as assumed), the pro forma interest expense would be $540 million for the year ended December 31, 2014 and $135 million for the three months ended March 31, 2015.

(i)	Income taxes—Adjustment to record the deferred tax impact of acquisition accounting adjustments, primarily related to inventory, intangible assets and long-term debt. The pro forma adjustment to provision for (benefit from) income taxes represents the application of RAI’s estimated statutory tax rate of 39.0% to the pro forma adjustments. The pro forma adjustment to deferred tax assets and liabilities represents the difference between the pro forma fair value of assets acquired and liabilities assumed and their historical carryover tax basis using RAI’s estimated statutory tax rate of 39.0%.

(j)	BAT share purchase—In connection with the merger agreement, RAI, BAT and B&W entered into the subscription agreement, pursuant to which BAT has agreed, directly or indirectly through one or more of its wholly owned subsidiaries, to subscribe for and purchase, simultaneously with the completion of the Lorillard merger, a number of shares of RAI common stock such that BAT, directly or indirectly through its subsidiaries, will maintain its approximately 42% beneficial ownership interest in RAI immediately following completion of the Lorillard merger. BAT has agreed to vote and cause its applicable subsidiaries to vote (including by written consent) against any action or agreement that would reasonably be expected to materially impede, interfere with or prevent (i) collectively, (A) the issuance of shares of RAI common stock to Lorillard shareholders as consideration in the Lorillard merger, and (B) the issuance of shares of RAI common stock to BAT, directly or indirectly through one or more of its wholly owned subsidiaries, pursuant to the subscription agreement, and (ii) the other transactions contemplated by the merger agreement, subscription agreement, asset purchase agreement or transfer agreement. The proceeds from the BAT share purchase are estimated to total approximately $4.7 billion (based on the per share reference price of $60.16 for RAI common stock agreed upon by RAI and Lorillard to calculate the merger consideration).

RAI had 532.0 million shares of common stock outstanding as of April 6, 2015. BAT holds 223.3 million shares of RAI common stock, or approximately 42% of RAI’s outstanding common stock. After issuing 105.1 million shares of RAI common stock to Lorillard shareholders in the Lorillard merger, it is estimated that 77.9 million shares of RAI common stock will be issued to BAT, directly or indirectly through one or more of its wholly owned subsidiaries, in accordance with the subscription agreement.

(k)	Issuance of RAI common stock—An estimated 105.1 million shares of RAI common stock will be issued to Lorillard shareholders in the Lorillard merger, based on the 360.3 million shares of Lorillard common stock, together with an aggregate of 1.0 million shares of Lorillard restricted stock and Lorillard restricted stock units, outstanding as of March 31, 2015.

(l)	Lorillard shareholders’ equity—An adjustment to eliminate all Lorillard shareholders’ equity, including common stock, additional paid-in capital, accumulated deficit, treasury stock and accumulated other comprehensive loss, net.

(m)	Pension amortization—Adjustment to remove the amortization of the net actuarial losses and prior service costs for the Lorillard pension and postretirement plans of $7 million ($3 million removed from cost of products sold and $4 million removed from selling, general and administrative expenses) and $11 million ($5 million removed from cost of products sold and $6 million removed from selling, general and administrative expenses) for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively. Net actuarial losses and prior service credits are included in the accumulated other comprehensive income component of equity. Because Lorillard’s equity, including accumulated other comprehensive loss, is eliminated in the opening balance sheet, the results for the period following the Lorillard merger will not include any impact from the amortization of these deferred net actuarial losses and prior service costs.

(n)	Cash consideration—RAI will also pay approximately $4.7 billion from cash balances for the stock of Lorillard. This amount is primarily obtained through the sale of the transferred assets to Imperial Sub, which is presently estimated to yield $4.4 billion in cash, after taxes, and RAI’s available cash. See Note 4 below for more details of the sale of the transferred assets to Imperial Sub.

Note 4—The Divestiture

In connection with entry into the merger agreement, on July 15, 2014, RAI entered into the asset purchase agreement with Imperial Sub, and for certain limited purposes, Imperial, pursuant to which, subject to the satisfaction of the conditions to the closing of the Lorillard merger, Imperial Sub will acquire the transferred assets from RAI, indirectly through one or more of its affiliates or subsidiaries, consisting of (1) certain assets owned by RAI subsidiaries, related to the cigarette brands WINSTON, KOOL and SALEM (and, under certain circumstances, DORAL) and (2) certain assets currently owned by Lorillard subsidiaries, related to the electronic cigarette brand blu eCIGS (including SKYCIG) and the cigarette brand MAVERICK, as well as Lorillard’s owned and leased real property, including its manufacturing, research and development facilities and headquarters in Greensboro, North Carolina and the tobacco receiving and storage facilities in Danville, Virginia, and the transferred employees, together with certain associated liabilities. Although most of the transferred assets will be transferred immediately after the closing of the Lorillard merger by RAI directly or indirectly through its affiliates and subsidiaries, pursuant to the transfer agreement, certain of the Lorillard transferred assets will be transferred immediately prior to the closing of the Lorillard merger. The unaudited pro forma financial information includes the effects of the sale of these brands, plus assets and liabilities associated with the transfer agreement.

The purchase price for the transferred assets and certain related liabilities divested in the divestiture is $7.056 billion, which, after deducting estimated applicable income taxes, is currently estimated to provide to RAI $4.4 billion in cash. The unaudited financial information reflects the preliminary allocations of assets, liabilities, revenues and expenses directly attributable to the brands being sold to Imperial Sub in the divestiture, as well as certain other allocations deemed reasonable by management to present the unaudited pro forma financial information. The allocation methodologies developed for the purposes of these pro forma amounts are considered reasonable by management. The costs do not include costs associated with certain shared functions, and accordingly the financial information does not reflect the financial position or results of operations as if these brands and assets were stand-alone entities for the periods presented.

The unaudited pro forma financial information reflects the following adjustments related to the divestiture:

(a)	Net sales—Adjustment to reflect the net sales of the cigarette brands WINSTON, KOOL and SALEM from RAI’s historical financial information and net sales of the cigarette brand MAVERICK and the electronic cigarette brand blu eCIGS from Lorillard’s historical financial information.

(b)	Cost of products sold—Adjustment to reflect the cost of products sold for the divested brands.

(c)	Selling, general and administrative expenses—Adjustment to reflect the estimated costs of these expenses for the divested brands.

(d)	Income taxes—Adjustment to record the deferred tax impact of divestiture accounting adjustments primarily related to intangible assets. The pro forma adjustment to provision for (benefit from) income taxes represents the application of RAI’s estimated statutory tax rate of 39.0% to the pro forma adjustments.

(e)	Cash and cash equivalents—The purchase price for the transferred assets and certain associated liabilities included in the divestiture is $7.056 billion, which, after income taxes, is estimated to yield $4.4 billion in cash.

(f)	Inventories—Adjustment to reflect an allocation of leaf balances and finished goods inventory associated with WINSTON, KOOL and SALEM from RAI subsidiaries’ operations, an allocation of leaf balances, all raw materials and finished goods inventory associated with MAVERICK from Lorillard’s operations and all electronic cigarette brand inventory from Lorillard’s operations.

(g)	Accounts receivable and prepaid expenses and other—Adjustment primarily to reflect the estimated value of the MAVERICK and blu eCIGS operations that were reflected in Note 3(d) that are being sold in the divestiture.

(h)	Property, plant and equipment—Adjustment to reflect Lorillard’s property, plant and equipment and certain RAI subsidiaries’ machinery sold to Imperial Sub as part of the divestiture.

(i)	Trademarks and other intangible assets—Adjustment to reflect the historical balances of the cigarette brands WINSTON, KOOL and SALEM and the electronic cigarette brand blu eCIGS. Amortization expense is adjusted to reflect the elimination of amortization of these trademarks of $5 million and $23 million for the three months ended March 31, 2015, and the year ended December 31, 2014, respectively.

(j)	Goodwill—Adjustment to reflect the allocation of goodwill from RAI’s RJR Tobacco segment associated with the divestiture of the cigarette brands WINSTON, KOOL and SALEM from the retained operations of RJR Tobacco based on relative fair values.

(k)	Pension and postretirement obligations—Adjustment to reflect the pension and postretirement obligations related to Lorillard employees that will be transferred to Imperial Sub.

(l)	Other liabilities—Adjustment to reflect certain liabilities that will be assumed by Imperial Sub as part of the divestiture.

(m)	Shareholders’ equity—Adjustment to reflect the estimated book gain on the divestiture. A summary of the estimated gain is as follows:

(dollars in millions)
Purchase price	$7,056
Estimated income taxes	(2,656)

Net cash after taxes	4,400
Net assets and liabilities divested	(1,391)
Goodwill associated with divested RJR Tobacco brands	(1,850)

Gain on the divestiture	$1,159

(n)	DORAL—The unaudited pro forma condensed combined financial statements do not take into consideration the possible required sale of the DORAL brand as part of the divestiture because it is speculative and RAI management thinks it is unlikely to occur. Unaudited pro forma financial information giving effect to any divestiture transactions other than the divestiture to Imperial Sub is not presented because of the speculative nature of the need for such alternative divestiture transactions.

Under the asset purchase agreement, in the event that the aggregate market share for the WINSTON, KOOL and SALEM brands is less than 4.9% for the three months ended prior to the month in which the closing of the Lorillard merger occurs, the asset purchase agreement provides that RJR Tobacco’s DORAL brand also will be sold to Imperial Sub. Should RJR Tobacco’s DORAL brand be sold to Imperial Sub, RAI will not receive any additional purchase price, and the divestiture of the DORAL brand would not have a material impact on its assets and liabilities on a pro forma basis. A summary of the pro forma impact of the divestiture of the DORAL brand on RAI’s unaudited pro forma condensed combined statement of income for the three months ended March 31, 2015, and the year ended December 31, 2014, is as follows:

	Pro Forma Three Months Ended March 31, 2015	Pro Forma Year Ended December 31, 2014
	(dollars in millions, except per share data)
Net sales	$(50)	$(234)
Operating income	$(24)	$(114)
Net income	$(15)	$(69)
Pro forma basic earnings per share	$(0.02)	$(0.10)
Pro forma diluted earnings per share	$(0.02)	$(0.10)

Note 5—Earnings per share

The pro forma combined basic and diluted earnings per share for the three months ended March 31, 2015 and the year ended December 31, 2014 are calculated as follows:

	Pro Forma Three Months Ended March 31, 2015	Pro Forma Year Ended December 31, 2014
	(dollars in millions, except per share data)
Pro forma net income	$538	$1,997

Basic weighted average RAI shares outstanding, in thousands	531,527	533,160
Lorillard shares converted to RAI shares	105,091	105,091
BAT share purchase	77,853	77,853

Pro forma basic weighted average shares outstanding	714,471	716,104
Dilutive effect of securities:
RAI restricted stock units	1,970	1,810

Pro forma diluted weighted average shares outstanding, in thousands	716,441	717,914

Pro forma basic earnings per share	$0.75	$2.79
Pro forma diluted earnings per share	$0.75	$2.78

DESCRIPTION OF THE NOTES

Set forth below is a description of the specific terms of the notes. This description supplements, and should be read together with, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the caption “Description of Debt Securities.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the RAI indenture. If the description of the notes in this prospectus supplement differs from the description of the debt securities in the accompanying prospectus, the description in this prospectus supplement supersedes the description in the accompanying prospectus.

Except as otherwise described in this prospectus supplement, the covenants and events of default, and the modification, defeasance, satisfaction and discharge provisions of the RAI indenture described in the accompanying prospectus are all applicable to the notes. Capitalized terms used in this section that are not defined in this prospectus supplement have the meanings given to them in the accompanying prospectus or the RAI indenture. See “—Additional Information.”

General

The notes will constitute six series of debt securities to be issued under the RAI indenture. The following summary highlights selected provisions of the RAI indenture (which includes the guarantees) and the notes and may not contain all the information that is important to you. For a complete understanding of the RAI indenture, you should read carefully all of its provisions. We have previously filed with the SEC a copy of the RAI indenture, as supplemented to date. See “Where You Can Find More Information” in the accompanying prospectus. A copy is available upon request to the Office of the Secretary, Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990. In addition, this summary is qualified in its entirety by reference to the Trust Indenture Act of 1939, as amended.

$9,000,000,000 aggregate principal amount of notes are being offered hereby, consisting of:

•	$1,250,000,000 aggregate principal amount of the 2018 notes;

•	$1,250,000,000 aggregate principal amount of the 2020 notes;

•	$1,000,000,000 aggregate principal amount of the 2022 notes;

•	$2,500,000,000 aggregate principal amount of the 2025 notes;

•	$750,000,000 aggregate principal amount of the 2035 notes; and

•	$2,250,000,000 aggregate principal amount of the 2045 notes.

The RAI indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. We may “reopen” a previous issue of a series of debt securities and issue additional debt securities of that issue without the consent of the noteholders of the relevant series. The offered notes and any additional notes subsequently issued under the RAI indenture will rank equally with each other and RAI’s existing notes and will be treated as a single class for certain purposes under the RAI indenture, including with respect to amendments of the RAI indenture and defaults affecting all series of notes issued under the RAI indenture. The RAI indenture contains covenants that:

•	restrict the ability of RAI and certain of its subsidiaries to:

¡	mortgage or pledge certain of their assets to secure indebtedness,

¡	engage in sale/leaseback transactions, or

¡	consolidate, merge or transfer all or substantially all of their property and assets; and

•

prohibit RJR, at any time in the future that it does not guarantee the obligations of RAI under the notes, from creating, incurring, issuing, assuming, guaranteeing or otherwise becoming directly or indirectly liable, contingently or otherwise, with respect to any indebtedness to persons other than RAI or any of the guarantors (excluding accounts payable), other than debt securities issued under the RAI indenture, including the notes offered hereby, the existing notes of RAI and the revolving credit facility (and any replacements or refinancings thereof).

The RAI indenture does not contain any cross-default or cross-acceleration provisions, and does not limit the ability of RAI or any of its subsidiaries (other than RJR, as described above) to incur additional indebtedness.

Upon a payment default with respect to any series of notes, however, or in other circumstances causing indebtedness under any series of notes to be accelerated, an event of default will exist under the revolving credit facility and bridge credit facility.

The notes mature on the following dates:

Series	Maturity Date
2018 notes	June 12, 2018
2020 notes	June 12, 2020
2022 notes	June 12, 2022
2025 notes	June 12, 2025
2035 notes	August 15, 2035
2045 notes	August 15, 2045

The notes will be issued in fully registered form, without coupons, only in minimum denominations of $2,000, and integral multiples of $1,000 in excess of $2,000. The notes are redeemable at the option of RAI as described under the heading “—Optional Redemption” and are subject to mandatory, automatic redemption under the circumstances described under the heading “—Special Mandatory Redemption.” The notes will not be subject to any sinking fund.

Interest

The notes will bear interest at the following rates per annum:

Series	Interest Rate
2018 notes	2.300%
2020 notes	3.250%
2022 notes	4.000%
2025 notes	4.450%
2035 notes	5.700%
2045 notes	5.850%

Interest on the notes will accrue from June 12, 2015, and will be payable semi-annually, in arrears:

•

in the case of the 2018 notes, the 2020 notes, the 2022 notes and the 2025 notes, on June 12 and December 12, beginning December 12, 2015 to the persons in whose names the notes are registered at the close of business on the May 29 and November 28 preceding the respective interest payment dates; and

•

in the case of the 2035 notes and the 2045 notes, on February 15 and August 15, beginning August 15, 2015 to the persons in whose names the notes are registered at the close of business on the February 1 and August 1 preceding the respective interest payment dates;

except that interest payable at maturity of the notes shall be paid to the same persons to whom principal of such notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

If an interest payment date (other than the maturity date) falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day. If the maturity date of the notes falls on a day that is not a business day, we will make the required payment of principal and interest on the immediately succeeding business day, as if it were made on the date the payment was due. Interest will not accrue as a result of any postponed or delayed payment in accordance with this paragraph.

The Guarantees

Upon issuance, certain of RAI’s direct and indirect subsidiaries, collectively referred to as the guarantors, will fully, unconditionally and irrevocably guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the notes on an unsubordinated basis. The entities that will initially guarantee the notes are RAI’s direct subsidiaries, RAI Services Company, Conwood Holdings, Inc., RJR and Santa Fe Natural Tobacco Company, Inc., and RAI’s indirect subsidiaries, American Snuff Company, LLC, Rosswil LLC, R. J. Reynolds Global Products, Inc., R. J. Reynolds Tobacco Company, Reynolds Finance Company, Reynolds Innovations Inc. and R. J. Reynolds Tobacco Co. These same entities guarantee RAI’s obligations under the bridge credit facility, the revolving credit facility and its existing notes, and it is expected that they will guarantee RAI’s obligations under the RAI exchange notes.

Each subsidiary of RAI that, in the future, guarantees RAI’s obligations under its revolving credit facility, or any replacement or refinancing thereof, will guarantee RAI’s obligations under the notes. Under the revolving credit facility, only “material subsidiaries” of RAI (within the meaning of the revolving credit facility) are required to become guarantors thereof. It is not expected that, after giving effect to the Lorillard Tobacco merger, any of Lorillard or its subsidiaries will be material subsidiaries under the revolving credit facility’s definition.

If a guarantor of the notes ceases to be a guarantor under the revolving credit facility (or any replacements or refinancings thereof), for any reason, such guarantor will be deemed released from all of its obligations under the RAI indenture and its guarantee of the notes will terminate. Generally, a guarantor will be released from its obligations under such facility if it ceases to be a subsidiary of RAI in a transaction permitted by the facility or if it ceases to be a material subsidiary.

Ranking

The notes will be the senior unsecured obligations of RAI, and will rank equally in right of payment with RAI’s existing and future senior obligations (except those obligations preferred by operation of law) and senior to any existing and future obligations from time to time of RAI that are, by their terms, expressly subordinated in right of payment to the notes. The notes will be structurally subordinated to the obligations of non-guarantor subsidiaries of RAI.

Each of the guarantees related to the notes will be the senior unsecured obligations of the applicable guarantor, and will rank equally in right of payment with the existing and future senior obligations of such guarantor (except those obligations preferred by operation of law), including, in the case of RJR Tobacco (as successor to Lorillard Tobacco following the completion of the Lorillard Tobacco merger), any Lorillard Tobacco notes it assumes in connection with the Lorillard Tobacco merger and that are not exchanged for RAI exchange notes and, in the case of RJR (as successor guarantor to Lorillard following the completion of the Lorillard Tobacco merger), its guarantee of unexchanged Lorillard Tobacco notes. Each of the guarantees related to the notes will rank senior to any existing and future subordinated obligations from time to time of such guarantor that are, by their terms, expressly subordinated in right of payment to the guarantee. Each guarantee will be structurally subordinated to all of the obligations of any non-guarantor subsidiaries of the applicable guarantor.

Special Mandatory Redemption

We intend to use the net proceeds from the sale of the notes, together with other sources as described under the heading “Use of Proceeds,” to finance the cash portion of the merger consideration and the unpaid fees and expenses incurred in connection with the Lorillard transactions, as well as pay for the other uses of funds described under the heading “Use of Proceeds.” This offering is not conditioned upon the completion of any of the Lorillard transactions.

As of the date of this prospectus supplement, the Lorillard merger remains subject to certain customary closing conditions in the merger agreement. The merger agreement contains certain termination rights for each of RAI and Lorillard, including the right of RAI and Lorillard to terminate the merger agreement if the Lorillard merger has not been completed by July 15, 2015, subject to an automatic six-month extension if, on July 15, 2015, certain specified legal restraints with respect to the Lorillard merger are in place but all other closing conditions have been satisfied.

In the event (1) we do not complete the Lorillard merger on or prior to January 15, 2016 or (2) the merger agreement is terminated on or at any time prior to such date (each, a “special mandatory redemption event”), we will redeem all the notes on the special mandatory redemption date at the special mandatory redemption price.

The “special mandatory redemption price” means 101% of the aggregate principal amount of each series of the notes, plus accrued and unpaid interest from the date of initial issuance (or the most recent interest payment date on which interest was paid) to, but not including, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The “special mandatory redemption date” means the date specified in the notice of special mandatory redemption (as described below) delivered to the holders, which date shall be 30 days after such notice is mailed.

Following the occurrence of a special mandatory redemption event, we, or the trustee on our behalf, will promptly (but in no event later than five business days following such special mandatory redemption event) cause the notice of special mandatory redemption to be distributed to each holder in accordance with the provisions of the RAI Indenture. The special mandatory redemption notice will specify the special mandatory redemption date, will state that all of the outstanding notes will be redeemed at the special mandatory redemption price on the special mandatory redemption date automatically and without any further action by the holders of any series of notes and shall otherwise comply with the redemption notice provisions of the RAI indenture. We will deposit with the paying agent funds sufficient to pay the special mandatory redemption price for each series of notes no later than 10:00 a.m., New York City time, on the special mandatory redemption date. If such deposit is made as provided above, the notes will cease to bear interest on and after the special mandatory redemption date and, other than the right to receive the special mandatory redemption price, all rights under the notes will terminate.

Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined below) occurs with respect to a series of notes offered hereby, unless we have exercised our right to redeem the notes of that series as described below, we will make an offer to each holder of notes of that series to repurchase all or any part (in excess of $2,000 and in integral multiples of $1,000) of that holder’s notes of that series at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes (in excess of $2,000 and in integral multiples of $1,000) properly tendered pursuant to our offer;

•	deposit with RAI’s paying agent an amount equal to the aggregate repurchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the repurchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. In addition, a Change of Control could occur with no action on our part. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

Certain definitions relevant to Change of Control Repurchase Events are set forth below.

“Below Investment Grade Rating Event” means, with respect to each series of notes, the notes of that series are downgraded by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) from a rating that is Investment Grade to a rating that is below Investment Grade.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of RAI and its subsidiaries taken as a whole to any person other than RAI or one of its wholly owned subsidiaries;

(2)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person other than RAI or one of its wholly owned subsidiaries becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of Voting Stock of RAI or other Voting Stock into which RAI’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3)	the consolidation of RAI with, or merger of RAI with or into, any person, or the consolidation of any person with, or merger with or into, RAI, in any such event pursuant to a transaction in which any of RAI’s outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of RAI’s Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction; and

(4)	the adoption of a plan relating to RAI’s liquidation or dissolution (other than its liquidation into a holding company newly formed in accordance with the following paragraph, provided that all claims and obligations of RAI are assumed by, and all assets are transferred to such holding company).

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (2) above if (a) we become a direct or indirect wholly owned subsidiary of a holding company and (b) (i) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (ii) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company. As used in this paragraph and the definition of “Change of Control,” the term “person” has the meaning given thereto in Section 13(d)(3) of the Exchange Act and the term “beneficial owner” has the meaning given thereto in Rules 13d-3 and 13d-5 promulgated under the Exchange Act.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us pursuant to clause (2) of the definition of Rating Agency.

“Moody’s” means Moody’s Investors Service Inc., and any successor to its credit ratings business.

“Rating Agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us as a replacement agency for Moody’s or S&P, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., and any successor to its credit ratings business.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Clause (1) of the definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of RAI and its subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require RAI to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the properties or assets of RAI and its subsidiaries, taken as a whole, to another person or group may be uncertain.

Optional Redemption

The 2018 notes are redeemable, in whole at any time or in part from time to time, at any time after their issuance, at the option of RAI, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2018 notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the 2018 notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a yield equal to (1) the applicable Treasury Rate (as defined below), plus (2) 20 basis points, plus accrued and unpaid interest on the principal amount of the 2018 notes being redeemed to the redemption date.

The 2020 notes are redeemable, in whole at any time or in part from time to time, at any time after their issuance, at the option of RAI, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2020 notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a yield equal to (1) the applicable Treasury Rate, plus (2) 25 basis points, plus accrued and unpaid interest on the principal amount of the 2020 notes being redeemed to the redemption date.

The 2022 notes are redeemable, in whole at any time or in part from time to time, at any time after their issuance, at the option of RAI, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2022 notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a yield equal to (1) the applicable Treasury Rate, plus (2) 30 basis points, plus accrued and unpaid interest on the principal amount of the 2022 notes being redeemed to the redemption date.

The 2025 notes are redeemable, in whole at any time or in part from time to time, at any time after their issuance and prior to March 12, 2025, at the option of RAI, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2025 notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the         notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a yield equal to (1) the applicable Treasury Rate, plus (2) 30 basis points, plus accrued and unpaid interest on the principal amount of the 2025 notes being redeemed to the redemption date.

The 2035 notes are redeemable, in whole at any time or in part from time to time, at any time after their issuance and prior to February 15, 2035, at the option of RAI, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2035 notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the 2035 notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a yield equal to (1) the applicable Treasury Rate, plus (2) 40 basis points, plus accrued and unpaid interest on the principal amount of the 2035 notes being redeemed to the redemption date.

The 2045 notes are redeemable, in whole at any time or in part from time to time, at any time after their issuance and prior to February 15, 2045, at the option of RAI, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2045 notes being redeemed, and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the         notes being redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a yield equal to (1) the applicable Treasury Rate, plus (2) 45 basis points, plus accrued and unpaid interest on the principal amount of the 2045 notes being redeemed to the redemption date.

On or after March 12, 2025, the 2025 notes are redeemable, at the option of RAI, at any time or from time to time, either in whole or in part, at a redemption price equal to 100% of the principal amount of the 2025 notes being redeemed, plus accrued and unpaid interest on the principal amount of the 2025 notes being redeemed at such redemption date.

On or after February 15, 2035, the 2035 notes are redeemable, at the option of RAI, at any time or from time to time, either in whole or in part, at a redemption price equal to 100% of the principal amount of the 2035 notes being redeemed, plus accrued and unpaid interest on the principal amount of the 2035 notes being redeemed at such redemption date.

On or after February 15, 2045, the 2045 notes are redeemable, at the option of RAI, at any time or from time to time, either in whole or in part, at a redemption price equal to 100% of the principal amount of the 2045 notes being redeemed, plus accrued and unpaid interest on the principal amount of the 2045 notes being redeemed at such redemption date.

Certain definitions relevant to determining the Treasury Rate are set forth below.

“Treasury Rate” means, with respect to any redemption date:

•

the yield, under the heading which represents the average for the immediate preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•

if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the relevant series of notes to be redeemed (“Remaining Life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life.

“Independent Investment Banker” means any of Citigroup Global Markets Inc. or J.P. Morgan Securities LLC, or, if all such firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by RAI.

“Comparable Treasury Price” means:

•	the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations; or

•	if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means:

•

Citigroup Global Markets Inc. or J.P. Morgan Securities LLC, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), RAI will substitute for such firm another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with RAI.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes of a series are to be redeemed, the trustee will select in accordance with applicable depository procedures, to the extent applicable, not more than 60 days prior to the redemption date, the particular notes of that series or portions thereof for redemption from the outstanding and not previously called notes of that series by such method as the trustee under the RAI indenture deems fair and appropriate.

Additional Information

See “Description of the Debt Securities” in the accompanying prospectus for additional important information about the notes and the guarantees. That information includes general information about the RAI indenture and the trustee, as well as descriptions of:

•	certain covenants;

•	events of default; and

•	defeasance of covenants and satisfaction and discharge of the RAI indenture.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the RAI indenture. Upon any transfer or exchange, the registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and RAI may require a holder to pay any taxes required by law or permitted by the RAI indenture, including any transfer tax or other similar governmental charge payable in connection therewith. RAI is not required to transfer or exchange any note for a period of 15 days prior to a selection of debt securities to be redeemed or to transfer or exchange any note selected for redemption, except the unredeemed portion of any note being redeemed in part. The notes will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

Book-Entry System; Delivery and Form

The following description of the operations and procedures of The Depository Trust Company, referred to as DTC, Clearstream Banking, société anonyme, referred to as Clearstream, and Euroclear Bank SA/NV, referred to as Euroclear, is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. RAI takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

Notes of each series will be in book-entry form and will be represented by one or more permanent global certificates in fully registered form without interest coupons, which we refer to as the Global Notes, and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC, or another nominee designated by DTC (such nominee referred to as a Global Note Holder).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Prospective purchasers are advised that the laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to such extent.

Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Clearstream or Euroclear (in Europe) if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream and JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear, collectively referred to as the U.S. Depositaries.

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to herein as the Direct Participants, deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, referred to herein as DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to DTC’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, which we refer to as Indirect Participants. The DTC rules applicable to its Direct and Indirect Participants are on file with the SEC.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, referred to as Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for its participants, referred to herein as Euroclear Participants, and to clear and settle transactions between Euroclear Participants and between Euroclear Participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV, referred to as the Euroclear operator. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear System, and applicable Belgian law, collectively referred to as the Terms and Conditions. The Terms and Conditions govern transfers of securities and cash within the Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

As long as DTC or its nominee is the registered owner of the Global Notes, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the Global Notes and all notes represented by the Global Notes for all purposes under the notes and the RAI indenture, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Except in the limited circumstances referred to below, owners of beneficial interests in the Global Notes:

•	will not be entitled to have the notes represented by the Global Notes registered in their names; and

•	will not be considered to be owners or “Holders” of the Global Notes or any notes represented by the Global Notes for any purpose under the notes or the RAI indenture.

All payments on the notes represented by the Global Notes and all transfers and deliveries of related notes will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in the Global Notes will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in the Global Notes may be subject to various policies and procedures adopted by DTC from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

If DTC notifies us that it is unwilling or unable to continue to act, and a successor clearing agency is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the Global Note that had been held by the depository. In addition, RAI at any time and in its sole discretion may decide not to have the notes represented by one or more Global Notes. Any notes issued in definitive form in exchange for the Global Notes will be registered in the name or names that the depository gives to the trustee or other relevant agent of theirs or ours. It is expected that the depository’s instructions will be based upon directions received by the depository from participants with respect to ownership of beneficial interests in the Global Note that had been held by the depository.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between Direct Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a Direct Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a Direct Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Global Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by holders thereof. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, and existing and proposed tax regulations, published rulings, and judicial decisions, all as in effect on the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. RAI has not sought any ruling from the Internal Revenue Service, referred to as the IRS, or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the notes are held as capital assets by the initial holders who purchased the notes at their “issue price,” which will equal the first offering price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money. This summary also does not address the tax considerations arising under the laws of any foreign, state, or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

•	financial institutions;

•	holders whose “functional currency” is not the U.S. dollar; or

•	persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under the heading “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust:

¡

if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

¡	that has a valid election in effect under applicable regulations to be treated as a U.S. person.

Possible Application of Rules Governing Contingent Payment Debt Instruments

The terms of the notes provide for payments in excess of stated interest and principal under certain circumstances. For example, in the event of a “Special Mandatory Redemption,” we will be required to repurchase the notes at 101% of their principal amount plus accrued and unpaid interest. See “Description of the Notes—Special Mandatory Redemption.” Under applicable U.S. Treasury regulations, the possibility that certain payments in excess of stated interest and principal will be made will not cause the notes to be treated as “contingent payment debt instruments” for U.S. federal income tax purposes (which are subject to special rules) if there is only a remote likelihood as of the issue date of the notes that these payments will be made, if the amounts thereof are considered incidental, and/or in certain other circumstances. We intend to take the position that the notes will not be considered contingent payment debt instruments. Our position is binding on a U.S. holder unless such holder discloses that it is taking a contrary position in the manner required by applicable U.S. Treasury regulations. Our position is not, however, binding on the IRS and if the IRS were to challenge this position, a U.S. holder might be required to use the accrual method, even if it were otherwise a cash method taxpayer, to take into account interest income on the notes and to treat as ordinary income rather than capital gain any income that it realizes on the taxable disposition of a note. The remainder of this discussion assumes that the notes will not be considered contingent payment debt instruments.

Payments of Interest

Stated interest on the notes will generally be taxable to you as ordinary income at the time it is paid or at the time it accrues in accordance with your method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Disposition of Notes

You will generally recognize a gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption, retirement or other taxable disposition (less an amount attributable to any accrued but unpaid stated interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal the amount you paid for the note. Any gain or loss recognized on a disposition of the note will be a capital gain or loss and will be a long-term capital gain or loss if your holding period for the note is more than one year. The ability to deduct capital losses is subject to limitations under U.S. federal income tax laws.

Medicare Surtax

Certain individuals, estates and trusts must pay a 3.8% surtax, commonly referred to as the Medicare tax, on “net investment income,” which includes, among other things, interest and proceeds of sale in respect of securities like the notes, subject to certain exceptions. Prospective investors should consult with their own tax advisors regarding the effect, if any, of the Medicare tax on their ownership and disposition of the notes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on the notes and the proceeds of sale of a note unless you are an exempt recipient (such as a corporation). A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the IRS that you are subject to backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is:

•	a foreign corporation;

•	a foreign partnership all of whose partners are non-U.S. holders;

•	a non-resident alien individual; or

•	a foreign estate or trust all of whose beneficiaries are non-U.S. holders.

Special rules may apply to certain non-U.S. holders such as certain expatriates, “controlled foreign corporations” and “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest

Payments of certain fixed or determinable annual or periodic income, including certain interest, generally is subject to federal income tax withholding at a rate of 30% unless an applicable treaty reduces or eliminates the withholding tax. The U.S. federal withholding tax will not apply to any payment to you of interest on a note because of the “portfolio interest exemption,” provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•

you provide to us your name and address, and certify, under penalties of perjury, that you are the beneficial owner of the notes and that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN or W-8BEN-E or applicable substitute form); or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its business and holds the note on your behalf certifies, under penalties of perjury, that it has received IRS Form W-8BEN or W-8BEN-E from you or from another qualifying financial institution intermediary, and provides a copy of the IRS Form W-8BEN or Form W-8BEN-E.

If you hold your notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable regulations in order to be exempt from withholding tax.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business (or, if certain tax treaties apply, the interest is attributable to a U.S. permanent establishment), you will be exempt from withholding tax if you provide us with a properly executed IRS Form W-8ECI, but you will be required to pay U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. holder. In addition, if you are a corporation for U.S. federal income tax purposes, you may be subject to the “branch profits tax” of 30% (or lower applicable treaty rate) on your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Sale, Exchange or Disposition of Notes

Any gain realized upon the sale, exchange or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described under the heading“—Payments of Interest”) generally will not be subject to U.S. federal income tax unless:

•	subject to an applicable tax treaty providing otherwise, that gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

A holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale, and if such holder is a foreign corporation, it may also be required to pay the “branch profits tax” of 30% (or lower applicable treaty rate) on any such effectively connected gain.

A holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the notes. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition and the non-U.S. holder may be subject to U.S. backup withholding tax on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. Backup withholding is not an additional tax and any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. holders should consult their tax advisors concerning the information reporting and backup withholding rules applicable to any particular non-U.S. holder’s situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

FATCA Withholding Tax

Under the Foreign Account Tax Compliance Act, generally referred to as FATCA, and administrative guidance, unless an exception applies, withholding taxes may be imposed on certain types of payments made to “foreign financial institutions” (as specifically defined in the Code) and certain other non-United States entities (including financial intermediaries). A 30% withholding tax is imposed on “withholdable payments” to a foreign financial institution or to a foreign non-financial entity, unless:

•	the foreign financial institution undertakes certain diligence and reporting obligations;

•	the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner; or

•	the foreign entity otherwise is excepted under FATCA.

For these purposes, the term “withholdable payment” includes any interest paid with respect to a note and the gross proceeds paid on or after January 1, 2017 with respect to a disposition of a note.

Different rules than those described above may apply to non-U.S. holders resident in jurisdictions that have entered into inter-governmental agreements with the United States regarding FATCA.

If withholding is required under FATCA on a payment related to the notes, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available).

Non-U.S. holders of the notes offered hereby should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

We will not pay any additional amounts with respect to any withholding tax.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective principal amount of each series of the notes set forth opposite its name below.

Underwriters	Principal Amount of 2018 Notes	Principal Amount of 2020 Notes	Principal Amount of 2022 Notes	Principal Amount of 2025 Notes	Principal Amount of 2035 Notes	Principal Amount of 2045 Notes
Citigroup Global Markets Inc.	$306,250,000	$306,250,000	$245,000,000	$612,500,000	$183,750,000	$551,250,000
J.P. Morgan Securities LLC	306,250,000	306,250,000	245,000,000	612,500,000	183,750,000	551,250,000
Credit Suisse Securities (USA) LLC	100,000,000	100,000,000	80,000,000	200,000,000	60,000,000	180,000,000
Goldman, Sachs & Co.	100,000,000	100,000,000	80,000,000	200,000,000	60,000,000	180,000,000
Mizuho Securities USA Inc.	100,000,000	100,000,000	80,000,000	200,000,000	60,000,000	180,000,000
RBC Capital Markets, LLC	100,000,000	100,000,000	80,000,000	200,000,000	60,000,000	180,000,000
Scotia Capital (USA) Inc.	100,000,000	100,000,000	80,000,000	200,000,000	60,000,000	180,000,000
Fifth Third Securities, Inc.	40,625,000	40,625,000	32,500,000	81,250,000	24,375,000	73,125,000
Wells Fargo Securities, LLC	35,000,000	35,000,000	28,000,000	70,000,000	21,000,000	63,000,000
PNC Capital Markets LLC	27,500,000	27,500,000	22,000,000	55,000,000	16,500,000	49,500,000
BNY Mellon Capital Markets, LLC	25,000,000	25,000,000	20,000,000	50,000,000	15,000,000	45,000,000
The Williams Capital Group, L.P.	9,375,000	9,375,000	7,500,000	18,750,000	5,625,000	16,875,000

Total	$1,250,000,000	$1,250,000,000	$1,000,000,000	$2,500,000,000	$750,000,000	$2,250,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

RAI and the guarantors have agreed to indemnify the several underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to them and subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The offering of the notes by the underwriters is subject to receipt and acceptance, and subject to the underwriters’ right to reject any order in whole or in part.

Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of 0.200% of the principal amount of the 2018 notes, 0.350% of the principal amount of the 2020 notes, 0.375% of the principal amount of the 2022 notes, 0.400% of the principal amount of the 2025 notes, 0.525% of the principal amount of the 2035 notes and 0.525% of the principal amount of the 2045 notes. The underwriters may allow, and dealers may re-allow, a concession not in excess of 0.025% of the principal amount of the 2018 notes, 0.225% of the principal amount of the 2020 notes, 0.250% of the principal amount of the 2022 notes, 0.250% of the principal amount of the 2025 notes, 0.315% of the principal amount of the 2035 notes and 0.315% of the principal amount of the 2045 notes to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of each series of the notes).

Paid by Us
Per 2018 note	0.350%
Per 2020 note	0.600%
Per 2022 note	0.625%
Per 2025 note	0.650%
Per 2035 note	0.875%
Per 2045 note	0.875%

The expenses of the offering, not including the underwriting discount, are estimated at $7.8 million and are payable by us.

New Issue of Notes

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes of each series after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes of each series in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, among others, have acted as our financial advisors in connection with the Lorillard merger. Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC and affiliates of each of Fifth Third Securities, Inc., Goldman, Sachs & Co., Mizuho Securities USA Inc., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. are joint lead arrangers and joint bookrunners on our revolving credit facility, and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are joint lead arrangers and joint bookrunners on our bridge credit facility. In addition, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is syndication agent and a lender under our revolving credit facility and our bridge credit facility, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is administrative agent and a lender under our revolving credit facility and our bridge credit facility and affiliates of each of Credit Suisse Securities (USA) LLC, Fifth Third Securities, Inc., Goldman, Sachs & Co., Mizuho Securities USA Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and certain of the other underwriters act as agents and/or lenders under our revolving credit facility and our bridge credit facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

No action has been or will be taken by us that would permit a public offering of the notes of any series, or possession or distribution of this prospectus supplement or the accompanying prospectus or any other offering or publicity material relating to the notes of any series, in any country or jurisdiction outside the United States where, or in any circumstances in which, action for that purpose is required. Accordingly, the notes of any series may not be offered or sold, directly or indirectly, and this prospectus supplement, the accompanying prospectus and any other offering or publicity material relating to any of the notes may not be distributed or published, in or from any country or jurisdiction outside the United States except under circumstances that will result in compliance with applicable laws and regulations.

Canada

The notes have not been, and will not be, qualified for sale to the public under applicable Canadian securities laws and will be sold from outside Canada solely to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, no offer of notes may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require RAI, the guarantors or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus supplement has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for RAI, the guarantors or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. None of RAI, the guarantors nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for RAI, the guarantors or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The notes may not be offered or sold by means of any document other than

•	in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong)

•	to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or

•	in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong);

and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, referred to as Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, referred to as SFA;

•	to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except:

•

to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	by operation of law.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, referred to as FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

INCORPORATION BY REFERENCE

The SEC allows RAI to “incorporate by reference” into this prospectus supplement information that RAI (SEC file number 1-32258) files with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this prospectus supplement. The information incorporated by reference is an important part of this prospectus supplement. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this prospectus supplement and in earlier filings with the SEC. The information and documents listed below, which RAI has filed with the SEC are incorporated by reference into this prospectus supplement:

•	RAI’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 10, 2015;

•	RAI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on April 20, 2015; and

•	RAI’s Current Reports on Form 8-K, filed with the SEC on January 20, 2015, January 28, 2015, February 6, 2015, May 7, 2015, May 27, 2015, May 28, 2015, June 5, 2015, June 8, 2015 and June 9, 2015.

In addition, all documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement and made a part of this prospectus supplement from the respective dates of filing; provided, however, RAI is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise.

Each person to whom a copy of this prospectus supplement is delivered, upon the oral or written request of such person, will be provided, without charge, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to the Office of the Secretary, P.O. Box 2990, Winston-Salem, North Carolina 27102-2990; telephone number (336) 741-5162.

LEGAL MATTERS

The enforceability of the notes and related guarantees offered hereby is being passed upon for RAI by Kilpatrick Townsend & Stockton LLP, Atlanta, GA, and for the underwriters by McGuireWoods LLP, Charlotte, NC. Matters of New Mexico law are being passed upon for RAI by Betzer, Roybal & Eisenberg P.C., Albuquerque, NM.

EXPERTS

The consolidated financial statements of RAI and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Lorillard and subsidiaries, and the related financial statement schedule, incorporated in this prospectus supplement, and the effectiveness of Lorillard’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and the related financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

DEBT SECURITIES

Reynolds American Inc., referred to as RAI, may offer and sell its debt securities from time to time in one or more offerings pursuant to this prospectus. The debt securities may consist of debentures, notes or other evidences of indebtedness. The obligations of RAI under its debt securities will be guaranteed by certain of RAI’s direct and indirect subsidiaries, unless provided otherwise in the applicable prospectus supplement. This prospectus contains a summary description of these securities. Each time that the securities are offered for sale using this prospectus, a supplement to this prospectus will be provided that contains the specific terms of the offered securities and the offering. RAI’s debt securities and any related guarantees may be secured as and to the extent described in the applicable prospectus supplement. The prospectus supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of RAI’s securities.

RAI may offer and sell its debt securities to or through agents, dealers or underwriters from time to time, or through a combination of these methods. If any underwriters are involved in the sale of any securities, the relevant prospectus supplement will set forth the names of the underwriters and any applicable commissions or discounts. RAI may also sell securities directly to investors.

Investing in these securities involves certain risks. See “Risk Factors” in our other filings with the Securities and Exchange Commission and in the applicable prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 23, 2013

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement or free writing prospectus. We have not authorized any dealer, salesperson or other person to provide you with additional or different information. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in the affairs of RAI or its subsidiaries since then.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

Unless otherwise indicated, references to “RAI,” “we,” “us” and “our” refer to Reynolds American Inc. and not to any of its existing or future subsidiaries. We refer to our reportable operating segments as follows:

•	“American Snuff” means the operating segment comprised of the primary operations of American Snuff Company, LLC;

•	“RJR Tobacco” means the operating segment comprised of the primary operations of R. J. Reynolds Tobacco Company; and

•	“Santa Fe” means the operating segment comprised of the primary operations of Santa Fe Natural Tobacco Company, Inc.

In addition, references to:

•	“RJR” means RAI’s direct, wholly owned subsidiary, R.J. Reynolds Tobacco Holdings, Inc.;

•	“B&W” means Brown & Williamson Holdings, Inc., RAI’s largest shareholder; and

•	“BAT” means British American Tobacco p.l.c., B&W’s parent.

i

REYNOLDS AMERICAN INC.

Reynolds American Inc. is a holding company whose reportable operating segments include the second largest cigarette manufacturer in the United States, RJR Tobacco; the second largest smokeless tobacco products manufacturer in the United States, American Snuff; and the manufacturer of the fastest growing super-premium cigarette brand, Santa Fe. Niconovum AB, which markets nicotine replacement therapy products in Sweden, and R. J. Reynolds Vapor Company, which recently has introduced an electronic cigarette in limited U.S. distribution, among other RAI subsidiaries, are included in the All Other segment.

RJR Tobacco’s brands include many of the best-selling cigarettes in the United States: CAMEL, PALL MALL, WINSTON, KOOL, DORAL and SALEM. Those brands, and its other brands, including MISTY and CAPRI, are manufactured in a variety of styles and marketed in the United States. RJR Tobacco also manages contract manufacturing of cigarettes and tobacco products through arrangements with BAT affiliates, manages the export of tobacco products to certain U.S. territories, U.S. duty-free shops and U.S. overseas military bases and manages super premium cigarette brands DUNHILL and STATE EXPRESS 555, which are licensed from BAT. American Snuff’s primary products include its largest selling moist snuff brands, GRIZZLY, in the price-value category, and KODIAK, in the premium category. Santa Fe manufactures and markets cigarettes and other tobacco products under the NATURAL AMERICAN SPIRIT brand.

RAI is a North Carolina corporation. RAI’s principal executive offices are located at 401 North Main Street, Winston-Salem, North Carolina 27101, and its telephone number is (336) 741-2000. RAI’s web site is located at http://www.reynoldsamerican.com. The information posted or linked on this web site is not part of this prospectus, and you should rely solely on the information contained in this prospectus and the documents incorporated by reference herein when deciding whether to invest in any of our debt securities.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that RAI filed with the Securities and Exchange Commission, referred to as the SEC, using a “shelf” registration process. Under this shelf process, RAI may offer its debt securities and any related guarantees for sale in one or more offerings from time to time. This prospectus provides you with a general description of the securities that may be offered pursuant to this prospectus. Each time securities are offered for sale, a prospectus supplement will be provided that will contain specific information about the securities offered and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. Before making an investment decision, you should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement, together with the documents incorporated by reference herein or therein, contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to future events or the future financial performance of RAI and its subsidiaries. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management and other matters. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates,” “may,” “should,” “could,” “plan,” “intend” or similar expressions in this prospectus, any prospectus supplement or in documents incorporated by reference in this prospectus or any prospectus supplement.

These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by these forward-looking statements. You should understand that various factors, in addition to those discussed elsewhere in this prospectus or a prospectus supplement and in the documents referred to and incorporated by reference in this prospectus or a prospectus supplement, could affect the future results of RAI and its subsidiaries and could cause results to differ materially from those expressed in these forward-looking statements, including:

•

the information appearing under the caption “Risk Factors” included in RAI’s most recent annual report on Form 10-K, any updates to the risk factors in any quarterly or other report RAI files subsequently to such annual report and any risk factors included in an applicable prospectus supplement;

•	the substantial and increasing taxation and regulation of tobacco products, including the regulation of tobacco products by the U.S. Food and Drug Administration, referred to as the FDA;

•	the possibility that the FDA will issue a regulation prohibiting menthol as a flavor in cigarettes or prohibiting mint or wintergreen as a flavor in smokeless tobacco products;

•

decreased sales resulting from the future issuance of “corrective communications,” required by the order in the U.S. Department of Justice case against the major U.S. cigarette manufacturers, on five subjects, including smoking and health, and addiction;

•

various legal actions, proceedings and claims relating to the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of tobacco products that are pending or may be instituted against RAI or its subsidiaries;

•	the possibility of being required to pay various adverse judgments in the Engle v. R. J. Reynolds Tobacco Co. progeny cases and/or other litigation;

•

the substantial payment obligations with respect to cigarette sales, and the substantial limitations on the advertising and marketing of cigarettes (and of RJR Tobacco’s smoke-free tobacco products) under settlement agreements with various states resolving state health-care cost recovery claims, including the master settlement agreement;

•

the possibility that the arbitration award partially resolving disputes relating to the non-participating manufacturer adjustment provision under the master settlement agreement will be vacated or otherwise modified;

•	the continuing decline in volume in the U.S. cigarette industry and RAI’s dependence on the U.S. cigarette industry;

•	concentration of a material amount of sales with a single customer or distributor;

•	competition from other manufacturers, including industry consolidations or any new entrants in the marketplace;

•	increased promotional activities by competitors, including manufacturers of deep-discount cigarette brands;

•	the success or failure of new product innovations and acquisitions;

•	the responsiveness of both the trade and consumers to new products, marketing strategies and promotional programs;

•	the ability to achieve efficiencies in the businesses of RAI’s operating companies without negatively affecting financial or operating results;

•	the reliance on a limited number of suppliers for certain raw materials;

•	the cost of tobacco leaf, and other raw materials and other commodities used in products;

•	the effect of market conditions on interest rate risk, foreign currency exchange rate risk and the return on corporate cash;

•	changes in the financial position or strength of lenders participating in RAI’s credit facility;

•	the impairment of goodwill and other intangible assets, including trademarks;

•

the effect of market conditions on the performance of pension assets or any adverse effects of any new legislation or regulations changing pension expense accounting or required pension funding levels;

•	the substantial amount of RAI debt;

•	the credit ratings assigned to RAI, and to the senior unsecured long-term debt and the revolving credit facility of RAI;

•	any restrictive covenants imposed under RAI’s debt agreements;

•	the possibility of natural or man-made disasters or other disruptions that may adversely affect manufacturing or other operations and other facilities;

•	the significant ownership interest of B&W, RAI’s largest shareholder, in RAI and the rights of B&W under the governance agreement between the companies;

•	the expiration of the standstill provisions of the governance agreement on July 30, 2014;

•

a termination of the governance agreement or certain provisions of it in accordance with its terms, including the limitations on B&W’s representation on RAI’s board of directors and its board committees;

•	RAI’s shareholder rights plan (which, generally, will expire on July 30, 2014) not applying to BAT except in limited circumstances; and

•	the expiration of the non-competition agreement between RAI and BAT in 2014.

Due to these uncertainties and risks, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except as provided by federal securities laws, RAI is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

All subsequent written or oral forward-looking statements attributable to RAI or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. RAI does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable federal securities law.

INDUSTRY DATA

When we make statements in this prospectus or in information incorporated herein about the position of our operating subsidiaries in their respective industries or about their market share, we are making statements of our belief. This belief is based on: domestic retail share of market data from SymphonyIRI Group, Inc. and Capstone Research Inc., collectively referred to as IRI/Capstone; domestic cigarette shipment volume data from Management Science Associates, Inc., referred to as MSAi; estimates and assumptions that we have made based on that data; and our knowledge of the markets for the products of our operating subsidiaries. IRI/Capstone and MSAi are the primary sources of market share and volume data, respectively, relating to the cigarette and tobacco industry. Although we believe IRI/Capstone and MSAi are reliable sources (subject to the limitations stated in the following paragraph), we have not independently verified their data. Accordingly, we cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect the position of our operating subsidiaries in their industries.

You should not rely on the market share data reported by IRI/Capstone as being precise measurements of actual market share because IRI/Capstone uses a sample and projection methodology that is not able to effectively track all volume. Moreover, you should be aware that in a product market experiencing overall declining consumption, a particular product can experience increasing market share relative to competing products, yet still be subject to declining consumption volumes. RJR Tobacco believes that in 2012 deep-discount cigarette brands made by small manufacturers had combined shipments of approximately 15% of total U.S. cigarette industry shipments. Accordingly, the retail share of the U.S. cigarette market of RJR Tobacco and its brands as reported by IRI/Capstone may overstate their actual market share.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds we receive from the sale of securities described in this prospectus and prospectus supplements will be used for general corporate purposes. General corporate purposes may include the repayment and refinancing of outstanding debt, investments in or extensions of credit to our subsidiaries, RAI share repurchases, additions to working capital, capital expenditures or the financing of possible acquisitions or business expansion. The net proceeds may be invested temporarily until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of RAI for the periods indicated. Earnings consist of income from continuing operations before earnings from equity investments, income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of original debt issuance discount and expenses and the interest portion of rental expense.

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Ratio of earnings to fixed charges (1)	3.3x	6.9x	10.2x	10.6x	9.1x	8.4x	14.0x

(1)	RAI classifies interest expense recognized on uncertain tax positions as income tax expense under the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 740, “Income Taxes.” Accordingly, this amount is excluded from the interest expense portion of fixed charges in the ratio of earnings to fixed charges.

DESCRIPTION OF THE DEBT SECURITIES

This section describes certain general terms and provisions of the debt securities that we may offer for sale from time to time. Each time that securities are offered for sale, specific information about the debt securities offered will be set forth in a supplement to this prospectus, as well as the extent to which the general terms and provisions contained herein apply to that particular series of securities offered. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the applicable prospectus supplement and to the following description.

The debt securities offered and sold hereunder are expected to be issued under an indenture, referred to as the 2006 indenture, dated as of May 31, 2006, among RAI, as issuer, American Snuff Company, LLC, Conwood

Holdings, Inc., Reynolds Finance Company (formerly known as FHS, Inc.), Reynolds Innovations Inc. (formerly known as GMB, Inc.), R. J. Reynolds Tobacco Co., R. J. Reynolds Tobacco Company, Rosswil LLC, and Santa Fe Natural Tobacco Company, Inc., as guarantors, and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A., as trustee, as amended by a first supplemental indenture dated as of September 30, 2006, pursuant to which RJR and R. J. Reynolds Global Products, Inc. became parties to such indenture as guarantors, and as further amended by a second supplemental indenture dated as of February 6, 2009, pursuant to which RAI Services Company became a party to such indenture as a guarantor. All of the current guarantors are direct or indirect subsidiaries of RAI.

The obligations of RAI under debt securities that it offers for sale from time to time will be guaranteed by certain of RAI’s direct or indirect subsidiaries, unless provided otherwise in the applicable prospectus supplement. RAI’s debt securities and any related guarantees may be secured as and to the extent described in the applicable prospectus supplement. Where applicable, the prospectus supplement also will describe any material United States federal income tax considerations relating to the securities offering.

The following summary highlights selected provisions of the 2006 indenture (which includes the guarantees) and may not contain all the information that is important to you. For a complete description of the 2006 indenture, you should read carefully all of its provisions. We have previously filed with the SEC a copy of the 2006 indenture, as supplemented to date. See “Where You Can Find More Information.” A copy is available upon request to the Office of the Secretary, Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990. In addition, this summary is qualified in its entirety by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Certain capitalized terms used in this section are defined below under “—Certain Definitions.”

General

The 2006 indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more series, established in or pursuant to a board resolution or in one or more supplemental indentures. RAI may specify a maximum aggregate amount for the debt securities of any series. Unless otherwise provided in a prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. All securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to any board resolution or supplemental indenture. All debt securities issued under the 2006 indenture will rank equally with each other and will be treated as a single class for certain purposes under the 2006 indenture, including with respect to amendments of the 2006 indenture and defaults affecting all series of notes issued under the 2006 indenture.

The debt securities may consist of debentures, notes or other evidences of indebtedness. The prospectus supplement will describe the specific terms of any debt securities being offered, including some or all of the following:

•	the title of the debt securities;

•	the ranking of the specific series of debt securities and any related guarantees relative to other outstanding indebtedness, including that of our subsidiaries;

•	the price at which the debt securities will be issued;

•	any limit upon the aggregate principal amount of the debt securities of any series;

•	the date or dates on which the principal is payable;

•	the rate or rates at which the debt securities shall bear interest, if any, or the method by which such rate shall be determined;

•	the date or dates from which interest shall accrue;

•	the date or dates on which interest shall be payable and the record dates for such interest payment dates;

•	the place or places where the principal and any interest shall be payable;

•

the price or prices at which, the period or periods within which and the terms and conditions upon which, the debt securities may be redeemed, purchased or repaid, in whole or in part at the option of RAI or at the option of the holder, as applicable;

•	the obligation of RAI, if any, to redeem, purchase or repay debt securities pursuant to any sinking fund or otherwise;

•	if other than denominations of $2,000 and any multiple thereof, the denominations in which the debt securities of the series shall be issuable;

•

if other than the principal amount thereof, the portion of the principal amount at which the debt securities will be issued and the portion of such principal amount which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

•	whether the debt securities are issuable in global form or as uncertificated securities;

•	any deletion from, modification of or addition to the events of default or covenants;

•	any provisions granting special rights to holders when a specified event occurs;

•	any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; and

•	any other terms of the series (which terms shall not be inconsistent with the provisions of the 2006 indenture).

The applicable prospectus supplement will also describe any collateral securing obligations under the debt securities and guarantees thereof, if any.

The 2006 indenture does not limit the ability of RAI or any of its subsidiaries, other than RJR in certain circumstances, to incur additional indebtedness. The 2006 indenture does not contain any cross-default or cross-acceleration provisions. There is no requirement that future issues of debt securities offered pursuant to the registration statement of which this prospectus forms a part be issued under the 2006 indenture, and we are free to employ other indentures or documentation, containing provisions different from those included in the indenture or applicable to one or more issues of debt securities issued under the indenture, in connection with future issues of such other debt securities.

The Guarantees

The subsidiaries of RAI that are currently guarantors under the 2006 indenture, as described above, as well as any additional subsidiaries of RAI that guarantee RAI’s $750 million syndicated revolving credit facility maturing July 2015, or any replacement or refinancing thereof, referred to as the credit facility, unless provided otherwise in the applicable prospectus supplement, will fully, unconditionally and irrevocably guarantee, on a joint and several basis, the full and punctual payment of the principal of, premium, if any, and interest on debt securities issued under the 2006 indenture. All such subsidiaries of RAI are collectively referred to as the guarantors.

The 2006 indenture provides that the obligations of each guarantor are limited to the maximum amount that, after giving effect to all other contingent and fixed liabilities of such guarantor (including, without limitation, any guarantees under the credit facility) and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the 2006 indenture, would cause the obligations of such guarantor under its guarantee not to constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

If a guarantor of the debt securities ceases to be a guarantor under the credit facility, for any reason, such guarantor will be deemed released from all of its obligations under the 2006 indenture, and its guarantee of any debt securities issued thereunder will terminate. In addition, if at a time that the debt securities and related guarantees, if any, issued under the 2006 indenture are secured, and the assets pledged as collateral are no longer pledged as collateral for the obligations of RAI and any guarantors under the credit facility (or any other indebtedness), generally these assets automatically will be released as collateral for the debt securities and any related guarantees.

Covenants

Unless provided otherwise in the applicable prospectus supplement, the following covenants apply to the debt securities.

Restrictions on Liens

The 2006 indenture provides that RAI will not, and will not permit any Restricted Subsidiary, as defined below, to:

•

mortgage or pledge as security for any indebtedness any Principal Property, as defined below, of RAI or a Restricted Subsidiary, whether such Principal Property is owned at the date of the 2006 indenture or thereafter acquired, unless RAI secures or causes such Restricted Subsidiary to secure the debt securities equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured;

•

mortgage or pledge as security for any indebtedness any shares of stock, indebtedness or other obligations of R. J. Reynolds Tobacco Company, unless RAI pledges or secures or causes such Restricted Subsidiary to pledge or secure (1) such shares of stock, indebtedness or other obligations of R. J. Reynolds Tobacco Company to RAI equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured, and assign RAI’s security interest in such assets to the collateral agent to secure the debt securities equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured, or (2) the debt securities equally and ratably with all indebtedness secured with such mortgage or pledge, so long as such indebtedness shall be so secured; or

•

mortgage or pledge as security for any public bonds or notes any shares of stock, indebtedness or other obligations of a subsidiary (other than that of R. J. Reynolds Tobacco Company) held by or owed to any of RAI or such Restricted Subsidiary, whether such shares of stock, indebtedness or other obligations are owned at the date of the 2006 indenture or thereafter acquired, unless RAI secures or causes such Restricted Subsidiary to secure the debt securities equally and ratably with all such public bonds or notes secured by such mortgage or pledge, so long as such public bonds or notes shall be so secured.

These covenants regarding liens do not apply in the case of:

•

the creation of any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property acquired after the date of the 2006 indenture (including acquisitions by way of merger or consolidation) by RAI or a Restricted Subsidiary contemporaneously with such acquisition, or within 120 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any mortgage, pledge or other lien upon any shares of stock, indebtedness or other obligations of a subsidiary or any

Principal Property acquired after the date of the 2006 indenture existing at the time of such acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property subject to any mortgage, pledge or other lien without the assumption thereof; provided, that every such mortgage, pledge or lien referred to in this clause shall attach only to the shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property so acquired and fixed improvements thereon;

•	any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property existing at the date of the 2006 indenture;

•	any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property in favor of RAI or any Restricted Subsidiary;

•	any mortgage, pledge or other lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

•

any mortgage, pledge or other lien on shares of stock, indebtedness or other obligations of a subsidiary or any Principal Property incurred in connection with the issuance of tax exempt governmental obligations; and

•

any renewal of or substitution for any mortgage, pledge or other lien permitted by any of the preceding clauses; provided, that in the case of a mortgage, pledge or other lien permitted under the second, third or fifth clauses above, the debt secured is not increased nor the lien extended to any additional assets.

Notwithstanding the foregoing, RAI or any Restricted Subsidiary may create or assume liens in addition to the permitted liens described above, and renew, extend or replace such liens, provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, Exempted Debt, as defined below, does not exceed 10% of Consolidated Net Worth, as defined below.

Restrictions on Sale and Lease-Back Transactions

The 2006 indenture provides that RAI will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to RAI or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided, that RAI or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period if:

•

RAI or such Restricted Subsidiary would be entitled, pursuant to the provisions of the 2006 indenture described above under “—Restrictions on Liens,” to create a mortgage on the property to be leased securing Funded Debt, as defined below, in an amount equal to the Attributable Debt, as defined below, with respect to such sale and lease-back transaction without equally and ratably securing the outstanding debt securities issued under the 2006 indenture; or

•

RAI promptly informs the trustee of such transaction, the net proceeds of such transaction are at least equal to the fair value (as determined by resolution of the board of directors of RAI) of such property and RAI causes an amount equal to the net proceeds of the sale to be applied to the retirement, within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by RAI or a Restricted Subsidiary (including the debt securities);

provided, further, that in lieu of applying all of or any part of such net proceeds to such retirement, RAI may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of RAI (which may include outstanding debt securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures. If RAI so delivers debentures or notes to the applicable trustee with an officers’ certificate, the amount of cash which RAI will be required to apply to the retirement of Funded Debt will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or if there are no such redemption prices, the principal amount of such debentures or notes; provided, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued.

Notwithstanding the foregoing, RAI or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted in the foregoing paragraph and without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into such sale and lease-back transactions and after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Worth.

Restrictions on Mergers and Sales of Assets

Nothing contained in the 2006 indenture will prevent any consolidation or merger of RAI into any other corporation or corporations (whether or not affiliated with RAI), or successive consolidations or mergers to which RAI or its successor will be a party, or will prevent any sale, lease or conveyance of the property of RAI, as an entirety or substantially as an entirety, provided that upon any such consolidation, merger, sale, lease or conveyance to which RAI is a party and in which RAI is not the surviving corporation, the due and punctual performance and observance of all of the covenants and conditions of the 2006 indenture to be performed or observed by RAI and the due and punctual payment of the principal of and interest on all of the debt securities and the guarantees, according to their tenor, shall be expressly assumed by supplemental indenture satisfactory in form to the trustee, executed and delivered to the trustee, by the corporation formed by such consolidation, or into which RAI shall have been merged, or which shall have acquired such property.

Unless otherwise provided in a prospectus supplement, holders of debt securities are not afforded any protection in the event of a decline in RAI’s credit quality resulting from a change of control transaction, a highly leveraged transaction or other similar transactions involving RAI or any of the Restricted Subsidiaries.

Restrictions on Incurrence of Indebtedness by RJR

The 2006 indenture prohibits RJR, at any time it does not guarantee the obligations of RAI under the debt securities, from creating, incurring, issuing, assuming, guaranteeing or otherwise becoming directly or indirectly liable, contingently or otherwise, with respect to any indebtedness to persons other than RAI or any of the guarantors (excluding accounts payable) other than debt securities issued under the 2006 indenture, outstanding notes of RJR and the credit facility.

Events of Default

The 2006 indenture provides that the following events will be events of default with respect to the debt securities of a series:

•	default in payment of any principal of such series when the same shall become due and payable, either at maturity, upon any redemption, by declaration or otherwise;

•	default for 30 days in payment of any interest on the debt securities of such series;

•	default for 90 days after written notice in the observance or performance of any other covenant or agreement in respect of the debt securities of such series;

•	certain events of bankruptcy, insolvency or reorganization;

•

any guarantee ceasing to be in full force and effect (except as contemplated by the terms of the 2006 indenture) or any guarantor denying or disaffirming in writing its obligations under the 2006 indenture or its guarantee; and

•

at any time as such security is required under the 2006 indenture, any security document ceasing to be in full force and effect or ceasing to give the collateral agent the liens or any of the material rights, powers and privileges purported to be created thereby in favor of the collateral agent and such default continuing unremedied for a period of at least 30 days after written notice to RAI by the collateral agent.

The 2006 indenture provides that:

•

if an event of default due to the default in payment of principal of, premium, if any, or any interest on, the debt securities of any series or due to the default in the performance, or breach of any other covenant or warranty of RAI applicable to the debt securities of such series but not applicable to other outstanding debt securities issued under the 2006 indenture shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of each series affected by the default issued under the 2006 indenture then outstanding (voting as a single class) by notice in writing may then declare the principal of all debt securities of all such affected series and interest accrued thereon to be due and payable immediately; and

•

if an event of default due to a default in the performance of any of the other covenants or agreements in the 2006 indenture applicable to all outstanding debt securities or due to certain events of bankruptcy, insolvency and reorganization of RAI or any other event of default provided in a supplemental indenture or board resolution relating to the debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all debt securities issued under the 2006 indenture then outstanding (treated as one class) by notice in writing may declare the principal of all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or any interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all affected series then outstanding.

The 2006 indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities before proceeding to exercise any right or power under the 2006 indenture at the request of such holders. Subject to such provisions in the 2006 indenture for the indemnification of the trustee and certain other limitations, the holders of a majority in aggregate principal amount of the debt securities of each affected series then outstanding (with each such series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

The 2006 indenture provides that no holder of debt securities may institute any action against RAI under the 2006 indenture (except actions for payment of overdue principal or interest) unless such holder previously shall have given to the trustee written notice of default and continuance thereof and unless the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series then outstanding (treated as a single class) shall have requested the trustee to institute such action and shall have offered the trustee indemnity reasonably satisfactory to it, the trustee shall not have instituted such action within 60 days of such request and the trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class). The 2006 indenture contains a covenant that RAI will file quarterly with the trustee a certificate that to the signers’ knowledge no default existed or a certificate specifying any default that existed.

Modification of the 2006 Indenture

The 2006 indenture provides that RAI, any guarantors (each when authorized by a board resolution) and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	add security in respect of debt securities;

•	evidence the assumption by a successor corporation of the obligations of RAI and any guarantors;

•	add covenants for the protection of the holders of debt securities or to add events of default;

•	cure any ambiguity or correct any inconsistency in the 2006 indenture or to make other changes not materially adverse to the interest of holders of the debt securities;

•	establish the forms or terms of additional series of debt securities;

•	provide for uncertificated debt securities;

•	evidence the acceptance of appointment by a successor trustee;

•	add an additional guarantor; or

•	comply with the Trust Indenture Act.

The 2006 indenture also contains provisions permitting RAI, the guarantors (each when authorized by a board resolution) and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the 2006 indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided, that RAI and the trustee may not, without the consent of the holder of each outstanding debt security affected thereby:

•

extend the final maturity of any debt security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof or change the currency in which the principal thereof, premium, if any (including any amount in respect of original issue discount), or any interest thereon is payable, or reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, or alter certain provisions of the 2006 indenture relating to debt securities issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any debt security when due or any right of repayment at the option of the holder of a debt security; or

•	reduce the aforesaid percentage in principal amount of debt securities of any series, the consent of the holders of which is required for any such modification.

Satisfaction and Discharge

The 2006 indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series under the 2006 indenture (except for the obligations to register the transfer or exchange of the debt securities of such series and RAI’s rights of optional redemption, if any, to replace mutilated, destroyed, lost or stolen debt securities of such series, rights of holders of debt securities to receive payments of principal thereof, premium, if any, and interest thereon, upon the original stated due dates therefor (but not upon acceleration), to maintain an office or agency in respect of the debt securities of such series and to hold moneys for payment in trust) when:

•	RAI or any guarantor has paid all amounts payable with respect to the debt securities of that series when due;

•

all outstanding debt securities of that series have been delivered to the trustee for cancellation (except mutilated, defaced, destroyed, lost or stolen debt securities which have been replaced or paid); or

•	all outstanding debt securities of that series not delivered to the trustee for cancellation:

•	have become due and payable,

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year; and

•

RAI or any guarantor has deposited with the trustee, in trust for such purpose, cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations which through the payment of principal and interest in accordance with their terms will insure the availability of cash, or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent accountants, to pay the principal of, premium, if any, and any interest on the debt securities of such series, and any mandatory sinking fund thereon, on the due date thereof.

Defeasance

The 2006 indenture provides with respect to each series of debt securities that RAI and the guarantors, if any, as applicable, may elect:

•

to be released from any and all obligations (except for the obligations to register the transfer or exchange of the debt securities of such series and RAI’s rights of optional redemption, if any, to replace mutilated, destroyed, lost or stolen debt securities of such series, rights of holders of debt securities to receive payments of principal thereof, premium, if any, and interest thereon, upon the original stated due dates therefor (but not upon acceleration), to maintain an office or agency in respect of the debt securities of such series and to hold moneys for payment in trust) with respect to debt securities of any series for which the exact amount of principal and interest due can be determined at the time of the deposit with the trustee as described below, and all the debt securities of such series are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption (the foregoing referred to as one-year defeasance);

•

to defease and be discharged from any and all obligations with respect to the debt securities of such series on the 91st day after the deposit with the trustee as described below (except for the obligations set forth as exceptions in the preceding clause) (the foregoing referred to as legal defeasance); or

•

to be released from their obligations with respect to the debt securities of such series (except for the obligations set forth as exceptions in the first clause and the obligations to compensate and indemnify the trustee, to appoint a successor trustee, to repay certain moneys held by the paying agent and to return certain unclaimed moneys held by the trustee and to comply with the Trust Indenture Act) (the foregoing referred to as covenant defeasance), upon the deposit with the trustee, in trust for such purpose, cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations which through the payment of principal and interest in accordance with their terms will insure the availability of cash, or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent accountants, to pay the principal of, premium, if any, and any interest on the debt securities of such series, and any mandatory sinking fund thereon, on the due date thereof. Such a trust only may (except with respect to one-year defeasance or to the extent the terms of the debt securities of such series otherwise provide) be established, if among other things, RAI has delivered to the trustee an opinion of counsel that the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such legal defeasance or covenant defeasance had not occurred. Such opinion, in the case of legal defeasance, must (except to the extent the terms of the debt securities of the relevant series otherwise provide) refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the 2006 indenture. If RAI exercises its legal defeasance or covenant defeasance option, the guarantees in effect at such time will terminate.

Same-Day Settlement and Payment

Unless otherwise provided in a prospectus supplement, the debt securities will trade in the same-day funds settlement system of The Depository Trust Company, referred to as DTC, until maturity or until RAI issues the debt securities in definitive form. DTC will therefore require secondary market trading activity in the debt securities to settle in immediately available funds. RAI and the Trustee can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the debt securities.

Transfer and Exchange

A holder may transfer or exchange debt securities in accordance with the 2006 indenture. Upon any transfer or exchange, the registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and RAI may require a holder to pay any taxes required by law or permitted by the 2006 indenture, including any transfer tax or other similar governmental charge payable in connection therewith. RAI is not required to transfer or exchange any debt security for a period of 15 days prior to a selection of debt securities to be redeemed, or to transfer or exchange any debt security selected for redemption, except the unredeemed portion of any debt security being redeemed in part. The debt securities will be issued in registered form and the registered holder of a debt security will be treated as the owner of such debt security for all purposes.

Book-Entry System; Delivery and Form

We expect the following provisions to apply to all debt securities. The following description of the operations and procedures of DTC, Clearstream Banking, société anonyme, referred to as Clearstream, and Euroclear Bank S.A./N.V., as operator of Euroclear System, referred to as Euroclear, are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. RAI takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

Debt securities of each series will be in book-entry form and will be represented by one or more permanent global certificates in fully registered form without interest coupons, which we refer to as the Global Notes, and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC, or another nominee designated by DTC (such nominee referred to as a Global Note Holder).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Prospective purchasers are advised that the laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to such extent.

Investors may elect to hold interests in the Global Notes through either DTC (in the United States) or Clearstream or Euroclear (in Europe) if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream and JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear, collectively referred to as the U.S. Depositaries.

DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants, referred to herein as the Direct Participants, deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, referred to herein as DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to DTC’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, which we refer to as Indirect Participants. The DTC rules applicable to its Direct and Indirect Participants are on file with the SEC.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, referred to as Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in any debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for its participants, referred to herein as Euroclear Participants, and to clear and settle transactions between Euroclear Participants and between Euroclear Participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., referred to as the Euroclear operator. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear System, and applicable Belgian law, collectively referred to as the Terms and Conditions. The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

As long as DTC or its nominee is the registered owner of any Global Notes, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the outstanding debt securities represented by such Global Notes under the 2006 indenture, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Except in the limited circumstances referred to below, owners of beneficial interests in debt securities:

•	will not be entitled to have such debt securities represented by these Global Notes registered in their names; and

•	will not be considered to be owners or “Holders” of these Global Notes or any debt securities represented by these Global Notes for any purpose under the debt securities or the 2006 indenture.

All payments on the debt securities represented by the Global Notes and all transfers and deliveries of related notes will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in Global Notes will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in Global Notes may be subject to various policies and procedures adopted by DTC from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

If DTC notifies us that it is unwilling or unable to continue to act, and a successor clearing agency is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the Global Note that had been held by the depository. In addition, RAI at any time and in its sole discretion may decide not to have the debt securities represented by one or more Global Notes. Any debt securities issued in definitive form in exchange for the Global Notes will be registered in the name or names that the depository gives to the trustee or other relevant agent of theirs or ours. It is expected that the depository’s instructions will be based upon directions received by the depository from participants with respect to ownership of beneficial interests in the Global Note that had been held by the depository.

Governing Law

The 2006 indenture, the debt securities and any related guarantees will be governed by the laws of the State of New York.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee under the 2006 indenture. The trustee or its affiliates serve as trustee under the indenture related to notes issued by RJR and participate in RAI’s credit facility and term loan. From time to time, RAI or its subsidiaries may enter into other relationships with the trustee or its affiliates.

Certain Definitions

Set forth below are certain of the defined terms used in the 2006 indenture.

“Attributable Debt” means, when used in connection with a sale and lease-back transaction, at any date as of which the amount thereof is to be determined, the product of:

•	the net proceeds from such sale and lease-back transaction multiplied by

•

a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation, and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

“Consolidated Net Worth” means, at any date of determination, the consolidated shareholders’ equity of RAI, as set forth on the then most recently available consolidated balance sheet of RAI and its consolidated Subsidiaries.

“Exempted Debt” means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined:

•

indebtedness of RAI and the Restricted Subsidiaries incurred after the date of the 2006 indenture and secured by liens created, assumed or otherwise incurred or permitted to exist pursuant to the 2006 indenture described above under “—Covenants—Restrictions on Liens;” and

•

Attributable Debt of RAI and the Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to the 2006 indenture described above under “—Covenants—Restrictions on Sale and Lease-Back Transactions.”

“Funded Debt” means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from its creation.

“guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

•

to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

•	entered into for purposes of assuring in any other manner the obligee of such indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means land, land improvements, buildings and associated factory and laboratory equipment owned or leased pursuant to a capital lease and used by RAI or a Restricted Subsidiary primarily for processing, producing, packaging or storing its products, raw materials, inventories, or other materials and supplies and located within the United States of America and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Worth, as of the date of such determination, but not including any such property financed through the issuance of tax exempt governmental obligations, or any such property that has been determined by resolution of the board of directors of RAI not to be of material importance to the respective businesses conducted by RAI or such Restricted Subsidiary effective as of the date such resolution is adopted; provided, that “Principal Property” shall not include any property owned by Santa Fe Natural Tobacco Company, Inc.

“Restricted Subsidiary” means:

•

any Subsidiary (other than Santa Fe Natural Tobacco Company, Inc. and its subsidiaries) organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America, which owns or is a lessee pursuant to a capital lease of any Principal Property, and in which the investment of RAI and all of its Subsidiaries exceeds 5% of Consolidated Net Worth as of the date of such determination other than:

¡	each Subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof;

¡

each Subsidiary formed or acquired after the date of the 2006 indenture for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of RAI or any Restricted Subsidiary; and

¡	RJR and Conwood Holdings, Inc.

However, the board of directors of RAI may declare any such Subsidiary to be a Restricted Subsidiary.

“Subsidiary” means any corporation of which at least a majority of all outstanding stock having by the terms thereof ordinary voting power in the election of directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation has or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by RAI, or by one or more Subsidiaries of RAI or by RAI and one or more Subsidiaries.

PLAN OF DISTRIBUTION

We may sell the debt securities offered pursuant to this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

RAI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and, in accordance with the requirements thereof, files reports, proxy statements and other information with the SEC. You may read or obtain copies of this information at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain the documents that RAI files electronically from the SEC’s web site at http://www.sec.gov.

RAI and its subsidiary guarantors under the 2006 indenture have filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, under the Securities Act of 1933, as amended, referred to as the Securities Act, in connection with their offering of the securities covered by this prospectus. This prospectus does not contain all of the information in the registration statement. You will find additional information about RAI, the other registrants and the securities covered hereby in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement. You may read and copy the registration statement, including its exhibits, at the SEC’s Public Reference Room or at the SEC’s web site as described above.

RAI’s SEC filings are also available at its web site at http://www.reynoldsamerican.com. Information with respect to RAI may also be obtained by writing or calling the Office of the Secretary, P.O. Box 2990, Winston-Salem, North Carolina 27102-2990; telephone number (336) 741-5162.

INCORPORATION BY REFERENCE

The SEC allows RAI to “incorporate by reference” into this prospectus information that RAI (SEC file number 1-32258) files with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this prospectus. The information incorporated by reference is an important part of this prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this prospectus and in earlier filings with the SEC. The information and documents listed below, which RAI has filed with the SEC, are incorporated by reference into this prospectus:

•	RAI’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 12, 2013;

•	RAI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on April 23, 2013; and

•	RAI’s Current Reports on Form 8-K, filed with the SEC on February 8, 2013, February 11, 2013, March 18, 2013 (two filings), April 12, 2013 and May 13, 2013.

In addition, all documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering shall be deemed to be incorporated by reference in this prospectus and made a part of this prospectus from the respective dates of filing; provided, however, RAI is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise.

Each person to whom a copy of this prospectus is delivered, upon the oral or written request of such person, will be provided, without charge, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to the Office of the Secretary, P.O. Box 2990, Winston-Salem, North Carolina 27102-2990; telephone number (336) 741-5162.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for the issuers by Kilpatrick Townsend & Stockton LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of RAI and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$9,000,000,000

$1,250,000,000 2.300% Senior Notes due 2018

$1,250,000,000 3.250% Senior Notes due 2020

$1,000,000,000 4.000% Senior Notes due 2022

$2,500,000,000 4.450% Senior Notes due 2025

$   750,000,000 5.700% Senior Notes due 2035

$2,250,000,000 5.850% Senior Notes due 2045

PROSPECTUS  SUPPLEMENT

June 9, 2015

Joint Book-Running Managers

Citigroup	J.P. Morgan

Credit Suisse	Goldman, Sachs & Co.	Mizuho Securities

RBC Capital Markets	Scotiabank	Fifth Third Securities

Co-Managers

Wells Fargo Securities	PNC Capital Markets LLC	BNY Mellon Capital Markets, LLC	The Williams Capital Group, L.P.